Exhibit (a)(1)(A)

Offers to Purchase for Cash

All Outstanding Shares of Class A Common Stock

and

All Outstanding Shares of Class B Common Stock

of

Orbitz, Inc.

at

$27.50 Net Per Share

by

Robertson Acquisition Corporation

an indirect wholly owned subsidiary of

Cendant Corporation

THE OFFERS AND ANY WITHDRAWAL RIGHTS THAT YOU MAY HAVE (AS DESCRIBED IN THIS OFFER TO PURCHASE) WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME,

ON WEDNESDAY, NOVEMBER 10, 2004, UNLESS THE OFFERS ARE EXTENDED.

The Offers are being made pursuant to an Agreement and Plan of Merger, dated as of September 29, 2004 (the “Merger Agreement”), by and among Cendant Corporation, a Delaware corporation (“Cendant”), Robertson Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Cendant (the “Purchaser,” “we” or “us”), and Orbitz, Inc., a Delaware corporation (“Orbitz”).

The board of directors of Orbitz has unanimously determined that the Merger Agreement, the Offers and the Merger (each as defined below) are advisable, fair to and in the best interests of Orbitz’s stockholders, has unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offers and the Merger, and has unanimously recommended that holders of all issued and outstanding shares of class A common stock, par value $.001 per share, of Orbitz (the “Class A Common Stock”) accept the offer for the Class A Common Stock (the “Class A Offer”), tender their shares of Class A Common Stock into the Class A Offer and approve and adopt the Merger Agreement, and that holders of all issued and outstanding shares of class B common stock, par value $.001 per share, of Orbitz (the “Class B Common Stock,” and together with the Class A Common Stock, the “Shares” and each share thereof a “Share”) accept the offer for the Class B Common Stock (the “Class B Offer”), tender their shares of Class B Common Stock into the Class B Offer and approve and adopt the Merger Agreement. The shares of Class B Common Stock are not registered pursuant to the Securities Exchange Act of 1934, as amended.

A special committee of the board of directors of Orbitz, comprised solely of disinterested and independent directors (the “Special Committee”), unanimously determined that the Merger Agreement, the Class A Offer and the Merger are fair to and in the best interests of the holders of Class A Common Stock (other than American Airlines, Inc., Continental Airlines Inc., Delta Air Lines, Inc., Northwest Airlines, Inc. and United Air Lines, Inc.) and recommended that such holders of the Class A Common Stock tender their shares of Class A Common Stock into the Class A Offer and approve and adopt the Merger Agreement.

The Offers are conditioned upon, among other things, (1) there being validly tendered in the Offers (in the aggregate) and not withdrawn prior to the expiration of the Offers that number of Shares which, together with any Shares then owned by Cendant or us, represents at least a majority of the Shares outstanding on a fully-diluted basis and no less than a majority of the voting power of Orbitz entitled to vote in the election of directors,

(2) there not being any shares of Class B Common Stock that we are not permitted to accept for payment, and purchase, without the consent or approval of any governmental entity, which consent or approval has not been obtained (unless the condition described in clause (3) below has been satisfied and all shares of Class B Common Stock, other than any single series of Class B Common Stock representing not more than 15% of the issued and outstanding Shares, shall have been validly tendered in the Class B Offer and may be accepted for payment and purchase in the Class B Offer), (3) certain consents of holders of shares of Class B Common Stock required under Sections 8.2(a), 8.2(b) and 8.2(c) of Orbitz’s certificate of incorporation having been obtained and being in full force and effect, (4) the issuance of a final order by the United States Bankruptcy Court for the Northern District of Illinois (Eastern Division) authorizing United Air Lines, Inc. to (a) execute, deliver and perform under the Stockholder Agreement, dated September 29, 2004, among Cendant, the Purchaser and United Air Lines, Inc., its consent to the Merger as required by Orbitz’s certificate of incorporation and a waiver of all the provisions contained in the Amended and Restated Stockholders Agreement, dated December 19, 2003, as amended, by and among Orbitz and certain of its stockholders with respect to the Merger Agreement and the Stockholder Agreements (as defined herein) entered into by us and Cendant with each holder of Class B Common Stock in connection with the Class B Offer and the consummation of transactions contemplated thereby and (b) subject to the terms of the Stockholder Agreement to which United Air Lines, Inc. is a party, irrevocably tender and sell its Shares pursuant to the Offers (the “United Bankruptcy Court Approval”), (5) the Stockholder Agreements entered into by certain stockholders of Orbitz with Cendant and the Purchaser not having been terminated (unless such termination does not prevent the condition described in (2) above from being satisfied), (6) certain stockholders of Orbitz or the creditor’s committee or United States Trustee in any bankruptcy or reorganization case involving such stockholders shall not have asserted that any consent described in clause (3) above is not valid, binding or enforceable or that the actions authorized by such consents may not be taken as a result of a bankruptcy event involving such stockholder (unless the Purchaser waives this condition by failing to timely file appropriate pleadings in the relevant bankruptcy court challenging such assertion or abandons the challenge of such assertion) and (7) the satisfaction of certain other conditions as set forth in this document relating to the Offers (the “Offer to Purchase”), including the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). See Section 14—“Certain Conditions of the Offers.”

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at the addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 may be directed to the Information Agent. A stockholder also may contact brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offers.

The Dealer Manager for the Offers is:

October 6, 2004

IMPORTANT

Any stockholder desiring to tender all or a portion of such stockholder’s Shares must:

1.  for Shares that are registered in the name of a broker, dealer, bank, trust company or other nominee:

•	contact the broker, bank, trust company or other nominee and request that the broker, dealer, bank, trust company or other nominee tender the Shares to the Purchaser before the expiration of the Offers.

2.  for Shares that are registered in such stockholder’s name and held in book entry form:

•	complete and sign the Letter of Transmittal (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in the Letter of Transmittal);

•	if using the Letter of Transmittal, have such stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 of the Letter of Transmittal;

•	deliver an Agent’s Message or the Letter of Transmittal (or a manually signed facsimile) and any other required documents to the Depositary; and

•	transfer the Shares through book-entry transfer into the Depositary’s account.

3.  for Shares that are registered in such stockholder’s name and held as physical certificates:

•	complete and sign the Letter of Transmittal (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal;

•	have such stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•	mail or deliver the Letter of Transmittal (or a manually signed facsimile), the certificates for such Shares and any other required documents to Mellon Investor Services LLC, the Depositary, at its address on the back of this Offer to Purchase.

The Letter of Transmittal, the certificates for the Shares and any other required documents must be received by the Depositary before the expiration of the Offers, unless the procedures for guaranteed delivery described in Section 3—“Procedure for Tendering Shares” of this Offer to Purchase are followed.

i

SUMMARY TERM SHEET

Securities Sought:	Class A Offer: All outstanding shares of Class A Common Stock of Orbitz, Inc.

Class B Offer: All outstanding shares of Class B Common Stock of Orbitz, Inc.

Price Offered Per Share:	$27.50 net to you in cash, without interest, for each share of Class A Common Stock and Class B Common Stock

Scheduled Expiration of Offers:	12:00 midnight, New York City time, on Wednesday, November 10, 2004, unless extended

The Purchaser:	Robertson Acquisition Corporation, an indirect wholly owned subsidiary of Cendant Corporation

Orbitz Board and Special Committee Recommendations:

Orbitz’s board of directors unanimously recommends that you accept the Offers and tender your Shares. In addition, Orbitz’s special committee, comprised solely of disinterested and independent directors, unanimously recommends that holders of shares of Class A Common Stock (other than American Airlines, Inc., Continental Airlines, Inc., Delta Air Lines, Inc., Northwest Airlines, Inc. and United Air Lines, Inc.) accept the Class A Offer and tender their shares of Class A Common Stock.

The following are some of the questions you, as a stockholder of Orbitz, may have and our answers to those questions. We urge you to carefully read the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my Shares?

Our name is Robertson Acquisition Corporation. We are a Delaware corporation formed as an indirect wholly owned subsidiary of Cendant for the purpose of acquiring all of the issued and outstanding shares of Class A Common Stock and Class B Common Stock of Orbitz. See the “Introduction” to this Offer to Purchase and Section 9—“Certain Information Concerning Cendant and the Purchaser.”

What are the classes and amounts of securities being sought in the Offers?

In the Class A Offer, we are offering to purchase all issued and outstanding shares of Class A Common Stock of Orbitz. In a simultaneous offer, the Class B Offer, we are offering to purchase all issued and outstanding shares of Class B Common Stock of Orbitz. See “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offers.”

What are the main differences between the Class A Offer and the Class B Offer?

The Class A Offer and the Class B Offer are substantially similar except that the Class A Offer is made only with respect to the shares of Class A Common Stock and the Class B Offer is made only with respect to the shares of Class B Common Stock, which are not registered pursuant to the Securities Exchange Act of 1934. In addition, all of the issued and outstanding shares of Class B Common Stock are held by Orbitz’s founding stockholders or their affiliates, all of whom have entered into Stockholder Agreements (as defined below) with Cendant and us pursuant to which they each agreed (subject to the terms of the Stockholder Agreements and, in the case of United Air Lines, Inc., to the requisite approvals of the United States Bankruptcy Court for the

Northern District of Illinois (Eastern Division)), among other things, to irrevocably tender their shares of Class B Common Stock into the Offers. Pursuant to the terms of the Class B Offer and the Stockholder Agreements, there are no withdrawal rights with respect to the Class B Common Stock except if the applicable Stockholder Agreement is terminated.

Also, pursuant to the terms of the Merger Agreement, any increase or decrease in the price offered per Share, modification, amendment or waiver of any terms or conditions to any of the Offers, consents with respect to any of the Offers or extension of any of the Offers, will be made in both Offers simultaneously, and we will simultaneously accept for payment all Shares validly tendered in both Offers.

How much are you offering to pay and in what form of payment?

In both the Class A Offer and the Class B Offer, we are offering to pay $27.50, net to you in cash without interest thereon, for each share of Class A Common Stock and Class B Common Stock. Pursuant to the terms of the Merger Agreement, if we increase or decrease the price offered per Share, we will do so simultaneously for both Offers.

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you tender your Shares to us in the Offers, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Cendant, our parent company, will provide us with sufficient funds to purchase all Shares validly tendered, and not withdrawn, in the Offers and to provide funding for the Merger which is expected to follow the successful completion of the Offers. Cendant will use its cash on hand and existing lines of credit for this purpose. The Offers are not conditioned upon any financing arrangements. See Section 10—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offers?

The Offers are not subject to any financing condition. Because the form of payment consists solely of cash and all of the funding that will be needed will come from Cendant’s cash on hand and existing lines of credit, we do not think our financial condition is relevant to your decision as to whether to tender your Shares into the Offers. Pursuant to the Merger Agreement, Cendant has agreed to provide us with funds necessary to consummate the Offers and to pay for any outstanding capital stock of Orbitz not owned by Cendant, Orbitz or us pursuant to any merger of us into Orbitz. See Section 10—“Source and Amount of Funds.”

How long do I have to decide whether to tender in the Offers?

Unless we extend the expiration date of the Offers, you will have until 12:00 midnight, New York City time, on Wednesday, November 10, 2004, to decide whether to tender your Shares in the Offers. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Section 1—“Terms of the Offers” and Section 3—“Procedure for Tendering Shares.”

The holders of all of the issued and outstanding shares of Class B Common Stock and Jeffrey G. Katz, Chairman, President and Chief Executive Officer of Orbitz, have each entered into Stockholder Agreements with Cendant and us pursuant to which they each agreed (subject to the terms of the Stockholder Agreements and, in the case of United Air Lines, Inc., to the requisite approvals of the United States Bankruptcy Court for the Northern District of Illinois (Eastern Division)), among other things, to irrevocably tender all their Shares (other than, in the case of Jeffrey G. Katz, 50,001 restricted shares of Class A Common Stock) into the Offers no later than the second business day following commencement of the Offers (subject to the right of each holder of Class B Common Stock to terminate the Stockholder Agreement to which it is a party under certain circumstances and withdraw any Shares tendered pursuant to the terms of such Stockholder Agreement).

Can the Offers be extended and under what circumstances?

Subject to the terms of the Merger Agreement, if upon the expiration of the Offers all conditions to the Offers have not been satisfied or waived, we may extend the Offers to a date that is no later than December 31, 2004 or, in certain circumstances, January 31, 2005 or April 30, 2005.

In addition, subject to the terms of the Merger Agreement, if at any scheduled expiration date of the Offers, the conditions to the Offers relating to the expiration or termination of the applicable waiting period under the HSR Act, litigation in connection with the Offers, governmental approvals (including from any bankruptcy court) and stockholder approvals have not been satisfied or waived, but all other conditions to the Offers have been satisfied or are reasonably capable of being satisfied, at the request of Orbitz, we shall extend the Offers to a date that, in the case of the conditions related to any litigation in connection with the Offers, governmental approvals and stockholder approvals not being satisfied, is no later than January 31, 2005 and, in the case of the conditions related to the expiration or termination of the applicable waiting period under the HSR Act or any litigation in connection with the Offers (to the extent relating solely to antitrust and competition law matters) not being satisfied, is no later than April 30, 2005.

Furthermore, if we receive a notice from Orbitz stating that Orbitz has received a “superior proposal,” we shall, if the matching bid date (as described below) is later than the scheduled expiration date of the Offers, extend the Offers until 5:00 p.m., New York City time, on the later of (a) the earlier of the second full business day after we deliver a matching bid or the first full business day after we notify Orbitz in writing that we have waived any right to make a matching bid (or fail to provide such notice) and (b) in the event that Orbitz establishes a final deadline for the submission of proposals following our initial submission of a matching bid, the second full business day following such final deadline. The matching bid date shall be the later of the dates specified under (a) and (b) above.

We may also elect, in our sole discretion, to immediately accept for payment and promptly purchase Shares tendered and not withdrawn during the initial offer period at midnight on November 10, 2004 or such later time as the Offers may have been extended and provide a “subsequent offering period”, which would be an additional period of three to 20 business days beginning after the Offers expire. During this subsequent offering period, you would be permitted to tender, but not withdraw, your Shares and receive $27.50 per Share, net to you in cash, without interest. We do not currently intend to provide a subsequent offering period, although we reserve the right to do so. See Section 1—“Terms of the Offers.”

How will I be notified if the Offers are extended or a subsequent offering period is provided?

If we extend the Offers or provide a subsequent offering period, we will inform Mellon Investor Services LLC, the depositary for the Offers, and make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the business day after the day on which the Offers were scheduled to expire. See Section 1—“Terms of the Offers.”

What are the most significant conditions to the Offers?

We are not obligated to purchase any Shares which are validly tendered in the Offers:

•	unless there has been validly tendered in the Offers (in the aggregate) and not validly withdrawn, prior to the expiration of the Offers, a number of Shares, when counted together with Shares owned by us or Cendant, that represents

•	at least a majority of the Shares outstanding on a fully diluted basis; and

•	not less than a majority of the voting power of Orbitz entitled to vote in the election of directors.

We call this condition the “Minimum Condition;”

•	if any applicable waiting period under the HSR Act has not expired or terminated;

•	if there are any shares of Class B Common Stock which we are not permitted to accept for payment, and purchase, without the consent or approval of any governmental entity (which consent or approval has not been obtained) unless:

•	the condition described below relating to stockholder consents required under Orbitz’s certificate of incorporation has been satisfied; and

•	all shares of Class B Common Stock (other than any single series of Class B Common Stock representing not more than 15% of the issued and outstanding Shares) have been validly tendered in the Class B Offer and may be accepted for payment and purchased in the Class B Offer;

•	if any approval required pursuant to Sections 8.2(a), 8.2(b) or 8.2(c) of Orbitz’s certificate of incorporation (relating to required consents of the holders of shares of Class B Common Stock in connection with certain transactions involving Orbitz) has not been obtained or is not in full force and effect;

•	if any of American Airlines, Inc., Continental Airlines, Inc., Delta Air Lines, Inc., Northwest Airlines, Inc. and United Air Lines, Inc. (each of whom hold shares of Class B Common Stock and are referred to, collectively with Jeffrey G. Katz, as the “Stockholders”) or the creditor’s committee or United States Trustee in any bankruptcy or reorganization case involving a Stockholder (other than Jeffrey G. Katz) has asserted that any stockholder consent described in the immediately preceding bulleted subparagraph is not valid, binding or enforceable or that the actions authorized by such consents may not be taken as a result of a bankruptcy event involving such Stockholder (unless we waive such condition by failing to timely file appropriate pleadings in the relevant bankruptcy court challenging such assertion or abandon our challenge of such assertion);

•	if a suit, action or proceeding is pending or has been threatened in writing (and not withdrawn) by any governmental entity against the Purchaser, Cendant, Orbitz or any of its subsidiaries that:

•	seeks to prohibit or impose any material limitations on the ownership or operation of Orbitz’s business or assets by Cendant or us, except to the extent that any such suit, action or proceeding would not reasonably be expected to have a material adverse effect;

•	challenges our acquisition of Shares in the Offers, seeks to restrain or prohibit the making or consummation of the Offers or our proposed Merger into Orbitz or the performance of any of the other transactions contemplated by the Merger Agreement and the Stockholder Agreements (which, if successful, would result in the condition relating to governmental approvals described in the third bulleted subparagraph above not being satisfied);

•	seeks to impose material limitations on our ability, or renders us unable to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offers and the Merger (which, if successful, would result in the condition relating to governmental approvals described in the third bulleted subparagraph above not being satisfied);

•	seeks to impose material limitations on the ability of us or Cendant to effectively exercise full rights of ownership of the Shares, including the right to vote the Shares;

•	seeks to invalidate or otherwise challenge any actions taken by the Stockholders pursuant to the Stockholder Agreements or the Merger Agreement that, if successful, would result in the condition relating to governmental approvals described in the third bulleted subparagraph above not being satisfied;

however, the condition to the Offers described in the immediately preceding five subparagraphs with respect to threatened (and not withdrawn) litigation shall be deemed to have been satisfied if no suit or action in respect of such threatened litigation shall have been filed or commenced within ten business days from such written threat;

•	if there is any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or which is deemed applicable by any governmental entity to the Offers or the Merger and which, in the case of any judgment, order or injunction, has not been withdrawn or terminated, or any other action is taken by any governmental entity that is reasonably likely to result in any of the consequences referred to in the immediately preceding five subparagraphs;

•	if there is any material adverse change of Orbitz as described in Section 13—“The Merger Agreement, Stockholder Agreements and Other Agreements”;

•	if certain of the representations and warranties of Orbitz in the Merger Agreement are not true and correct in all material respects as of the relevant date of determination;

•	if any party to the Stockholder Agreements other than Cendant or us has breached or failed to perform any of its covenants or agreements under, or breached any of its representations and warranties contained in, the Stockholder Agreement to which it is a party or such Stockholder Agreement (or any obligation contained therein) is not valid, binding and enforceable (including by reason of bankruptcy of a Stockholder), except for such breaches or failure to be valid, binding and enforceable that would not result in the Minimum Condition and the condition relating to governmental approvals described in the third bulleted subparagraph above not being satisfied;

•	if any of the Stockholder Agreements shall have been terminated and such termination would result in the condition relating to governmental approvals described in the third bulleted subparagraph above not being satisfied;

•	if a final order has not been entered by the United States Bankruptcy Court for the Northern District of Illinois (Eastern Division) authorizing United Air Lines, Inc. to (i) execute, deliver and perform under the Stockholder Agreement, dated September 29, 2004, among Cendant, the Purchaser and United Air Lines, Inc., its consent to the Merger as required by Orbitz’s certificate of incorporation and a waiver of all the provisions contained in the Amended and Restated Stockholders Agreement, dated December 19, 2003, as amended, by and among Orbitz and certain of its stockholders with respect to the Merger Agreement and the Stockholder Agreements and the consummation of the transactions contemplated thereby and (ii) subject to the terms of the Stockholder Agreement to which United Air Lines, Inc. is a party, irrevocably tender and sell its Shares pursuant to the Offers (which approval United Air Lines, Inc. has sought by a motion filed with such bankruptcy court on October 1, 2004);

•	if Orbitz has breached or failed, in any material respect, to perform or to comply with any of its material agreements or covenants in the Merger Agreement; and

•	if the Merger Agreement has been terminated in accordance with its terms.

The Offers are also subject to a number of other conditions. See Section 14—“Certain Conditions of the Offers.”

How do I tender my Shares?

To tender Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal, to Mellon Investor Services LLC, the Depositary for the Offers, not later than the time the Offers expire. If your Shares are held in street name, the Shares can be tendered by your nominee through Mellon Investor Services LLC. If you cannot deliver a required item to the Depositary by the expiration of the Offers, you may be able to obtain extra time to do so by having a broker, a bank or other fiduciary which is a member of the Security Transfer Agent Medallion Signature Program guarantee that the missing items will be received by the Depositary within three business days. However, the Depositary must receive the missing items within that three trading day period or your Shares will not be validly tendered. See Section 3—“Procedure for Tendering Shares.”

How do I withdraw previously tendered Shares?

To withdraw Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to Mellon Investor Services LLC, the depositary for the Offers, while you still have the right to withdraw the Shares. See Section 4—“Withdrawal Rights.” There are no withdrawal rights with respect to the Class B Common Stock except in connection with the termination of the Stockholder Agreement to which you are a party. See Section 13—“The Merger Agreement, Stockholder Agreements and Other Agreements.”

Until what time may I withdraw Shares that I have tendered?

If you tender your Class A Shares, then you may withdraw them at any time until the Offers have expired. In addition, if we have not agreed to accept your Shares for payment by December 5, 2004, you may withdraw them at any time after such time until we accept them for payment. This right to withdraw will not apply to any subsequent offering period. If you tender your Class B Shares, you may only withdraw those shares if your Stockholder Agreement with us and Cendant has been terminated pursuant to its terms. See Section 1—“Terms of the Offers” and Section 4—“Withdrawal Rights.”

What does the board of directors of Orbitz think of the Offers?

Orbitz’s board of directors unanimously recommends that you accept the Offers and tender your Shares. In addition, a special committee of Orbitz’s Board of Directors composed solely of disinterested and independent directors unanimously recommends that holders of shares of Class A Common Stock (other than American Airlines, Inc., Continental Airlines, Inc., Delta Air Lines, Inc., Northwest Airlines, Inc. and United Air Lines, Inc.) accept the Class A Offer and tender their shares of Class A Common Stock. See “Introduction” to this Offer to Purchase and Section 11—“Background of the Offers.”

Have any Orbitz stockholders agreed to tender their Shares?

Yes. Pursuant to substantially similar Stockholder Agreements, each dated September 29, 2004 (as amended, each a “Stockholder Agreement” and collectively, the “Stockholder Agreements”), between Cendant, us and each of American Airlines, Inc., Continental Airlines, Inc., Delta Air Lines, Inc., Northwest Airlines, Inc., United Air Lines, Inc. and Jeffrey G. Katz, each agreed (subject to the terms of the Stockholder Agreements and, in the case of United Air Lines, Inc., to the requisite approvals of the United States Bankruptcy Court for the Northern District of Illinois (Eastern Division)), among other things, to irrevocably tender all their Shares (other than, in the case of Jeffrey G. Katz, 50,001 restricted shares of Class A Common Stock) into the Offers (subject to the right of each holder of Class B Common Stock to terminate the Stockholder Agreement to which such holder is a party and withdraw any Shares tendered, pursuant to the terms of the Stockholder Agreements). The Shares subject to the Stockholder Agreements represent 100% of the outstanding shares of Class B Common Stock and approximately 61% of the outstanding Shares on a fully diluted basis and approximately 95% of the voting power of Orbitz as of September 24, 2004. See the “Introduction” to this Offer to Purchase and Section 13—“The Merger Agreement, Stockholder Agreements and Other Agreements.”

Each holder of Class B Common Stock has also delivered to Orbitz a written consent in lieu of a meeting granting the approvals for the Merger required under Sections 8.2(a), (b) and (c) of Orbitz’s certificate of incorporation. The effectiveness of the written consent delivered by United Air Lines, Inc. is subject to United Air Lines, Inc. obtaining the United Bankruptcy Court Approval. See Section 9—“Certain Information Concerning Cendant and Purchaser.”

If the Offers are consummated, will Orbitz continue as a public company?

If we merge with and into Orbitz, Cendant will own all of the outstanding capital stock of Orbitz and Orbitz no longer will be publicly owned. Even prior to the Merger taking place, if we purchase all the tendered Shares, there may be so few remaining stockholders and publicly held shares of Class A Common Stock that the Class A Common Stock may no longer be eligible to be traded through a Nasdaq market or on a securities exchange, in which event there may not be a public trading market for Orbitz stock and Orbitz may cease making filings with the SEC or otherwise being required to comply with the SEC rules relating to publicly held companies. All of the issued and outstanding shares of Class B Common Stock are held by the Stockholders or their affiliates and are not registered under the Securities Exchange Act of 1934, as amended, or publicly traded. See Section 7—“Effect of the Offers on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations.”

Will the Offers be followed by a Merger if all Shares are not tendered in the Offers?

If we accept for payment and pay for Shares in the Offers, we will be obliged to merge with and into Orbitz, subject to the terms and conditions of the Merger Agreement, Orbitz’s certificate of incorporation and the vote of Orbitz’s stockholders, if such vote is required. Orbitz will be the surviving corporation in the Merger and will become an indirect wholly owned subsidiary of Cendant. In the Merger, Orbitz stockholders who did not tender their Shares will receive $27.50 per share in cash (or any higher price per share which is paid in the Offers) in exchange for their Shares without any interest thereon. If more than 90% of each of the issued and outstanding shares of Class A Common Stock and Class B Common Stock are acquired in the Offers, we may be able to effect the Merger without convening a meeting of Orbitz stockholders. Pursuant to the Stockholder Agreements, the holders of all outstanding shares of Class B Common Stock have agreed (subject to the terms of the Stockholder Agreements and, in the case of United Air Lines, Inc., to the requisite approvals of the United States Bankruptcy Court for the Northern District of Illinois (Eastern Division)) to tender all their Shares (other than, in the case of Jeffrey G. Katz, 50,001 restricted shares of Class A Common Stock) into the Offers. There are no appraisal rights available in connection with the Offers, but stockholders who have not sold their Shares in the Offers would have appraisal rights available in connection with the Merger under Delaware law if those rights are perfected. See the “Introduction” to this Offer to Purchase.

If I decide not to tender, how will the Offers affect my Shares?

If you do not tender your Shares in the Offers and the Merger takes place, your Shares will be cancelled. Unless you exercise appraisal rights under Delaware law (see Section 12—“Purpose of the Offers; Plans for Orbitz; Other Matters”), you will receive the same amount of cash per share that you would have received had you tendered your Shares in the Offers. Accordingly, if the Merger takes place, the only difference to you between tendering your Shares into the Offers and not tendering your Shares is that you will be paid earlier if you tender your Shares and that, in connection with the Merger, you may have appraisal rights under Delaware law. If the Merger does not close immediately after the Offers close, the number of stockholders and number of Shares of Orbitz stock which are still in the hands of the public may be so small that there no longer may be an active public trading market (or, possibly, any public trading market) for Orbitz’s common stock. Also, as described above, Orbitz may cease making filings with the SEC or otherwise being required to comply with the SEC rules relating to publicly held companies. See the “Introduction” to this Offer to Purchase and Section 7—“Effect of the Offers on the Market for Shares; Stock Listing; Exchange Act Registration; Margin Regulation.”

What is the market value of my Shares as of a recent date?

On September 28, 2004, the last trading day before we announced the Offers and the Merger, the last sale price of Class A Common Stock reported on the Nasdaq National Market was $20.77 per share. On October 5, 2004, the last full day prior to commencement of the Offers, the last reported sale price of Class A Common Stock on the Nasdaq National Market was $27.32 per share. We advise you to obtain a recent quotation for the Class A Common Stock in deciding whether to tender your Shares. There is no established trading market in the Class B Common Stock. See Section 6—“Price Range of the Shares; Dividends on the Shares.”

Who can I talk to if I have questions about the Offers?

You may call Georgeson Shareholder Communications Inc., the information agent for the Offers, at (888) 264-6994 (toll free) or Citigroup, the dealer manager for the Offers, at (877) 319-4978 (toll free). See the back cover of this Offer to Purchase for additional information on how to contact our information agent or dealer manager.

To the Holders of Class A Common Stock and Class B Common Stock of

Orbitz, Inc.:

INTRODUCTION

Robertson Acquisition Corporation, a Delaware corporation (the “Purchaser”) and an indirect wholly owned subsidiary of Cendant Corporation, a Delaware corporation (“Cendant”), hereby is making an offer to purchase (the “Class A Offer”) all issued and outstanding shares of class A common stock, par value $.001 per share (the “Class A Common Stock”), of Orbitz, Inc., a Delaware corporation (“Orbitz”), and a simultaneous offer to purchase (the “Class B Offer”), all issued and outstanding shares of class B common stock, par value $.001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Shares” and each share thereof, a “Share”), of Orbitz, each at a price of $27.50 per Share, net to the seller in cash, without interest thereon (such price, or any such higher price per Share as may be paid in the Offers, referred to herein as the “Offers Price”) upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offers”). The shares of Class B Common Stock are not registered pursuant to the Securities Exchange Act of 1934, as amended.

The Offers are being made pursuant to an Agreement and Plan of Merger, dated September 29, 2004 (the “Merger Agreement”), by and among Cendant, the Purchaser and Orbitz. Pursuant to the Merger Agreement, as soon as practicable after the completion of the Offers and the satisfaction or waiver of all conditions to the Merger (as defined below), the Purchaser will be merged with and into Orbitz with Orbitz surviving the Merger as an indirect wholly owned subsidiary of Cendant (the “Merger”). At the effective time of the Merger, each Share then outstanding (other than Shares owned by Cendant, the Purchaser, Orbitz or by stockholders, if any, who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offers Price, in cash without interest thereon. Stockholders who exercise appraisal rights under Delaware law will receive a judicially determined fair value for their Shares, which value could be more or less than the price per Share to be paid in the Merger. (See Section 12—“Purpose of the Offers; Plans for Orbitz; Other Matters.”)

The Merger Agreement is more fully described in Section 13—“The Merger Agreement, Stockholder Agreements and the Other Agreements.”

Orbitz has informed the Purchaser that, as of September 24, 2004, (1) 14,356,179 shares of Class A Common Stock were issued and outstanding, (2) 27,173,461 shares of Class B Common Stock were issued and outstanding, (3) 434,782 shares of Series A Preferred Stock of Orbitz (“Series A Preferred Stock”) were issued and outstanding, (4) no shares of Common Stock of Orbitz are issued and held in the treasury of Orbitz and (5) 7,105,846 shares of Class A Common Stock were reserved for issuance pursuant to Orbitz stock option plans, of which 6,120,298 shares were subject to outstanding options. If the Minimum Condition is satisfied and the Purchaser accepts for payment, and pays for, the Shares tendered pursuant to the Offers, the Purchaser will be able to elect a majority of the members of Orbitz’s board of directors and to effect the Merger without the affirmative vote of any other stockholder of Orbitz. See Section 12—“Purpose of the Offers; Plans for Orbitz” and Section 13—“The Merger Agreement, Stockholder Agreements and Other Agreements.”

Each of American Airlines, Inc., Continental Airlines, Inc., Delta Air Lines, Inc., Northwest Airlines, Inc., United Air Lines, Inc. (“United”) and Jeffrey G. Katz, Chairman, President and Chief Executive Officer of Orbitz (collectively, the “Stockholders” and each, a “Stockholder”) have agreed (subject to the terms of the Stockholder Agreements and, in the case of United, to the requisite approvals of the United States Bankruptcy Court for the Northern District of Illinois (Eastern Division) (the “Bankruptcy Court”) to irrevocably tender all Shares held by them into the Offers pursuant to the terms of each of the Stockholder Agreements, dated September 29, 2004, which each of the Stockholders entered into with the Purchaser and Cendant (as amended, each a “Stockholder Agreement” and, collectively, the “Stockholder Agreements”). The Stockholder Agreements collectively provide for the irrevocable tender (subject, in the case of United, to requisite approvals by the Bankruptcy Court and subject also to the right of each holder of Class B Common Stock to terminate the Stockholder Agreement to which it is a party and withdraw any Shares tendered in the Offers, pursuant to the terms of such Stockholder Agreement) into the Offers of all Shares held on the date of the Stockholder Agreements by the Stockholders (other than, in the case of Jeffrey G. Katz, 50,001 restricted shares of Class A Common Stock), which represent 100% of the outstanding shares of Class B Common Stock and approximately 61% of the outstanding Shares on a fully diluted basis and approximately 95% of the voting power of Orbitz as of September 24, 2004, as well as any Shares acquired after the date of the Stockholder Agreements, whether upon the exercise of warrants or options to acquire Shares or otherwise. The Stockholder Agreements are more fully described in Section 13—“The Merger Agreement, Stockholder Agreements and Other Agreements.”

Tendering stockholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares pursuant to the Offers. The Purchaser will pay all fees and expenses incurred in connection with the Offers by Mellon Investor Services LLC, which is acting as the depositary (the “Depositary”), Georgeson Shareholder Communications Inc., which is acting as the information agent (the “Information Agent”), and Citigroup, which is acting as dealer manager (the “Dealer Manager”). See Section 16—“Fees and Expenses.”

The board of directors of Orbitz has unanimously determined that the Merger Agreement, the Offers and the Merger are advisable, fair to and in the best interests of Orbitz’s stockholders, has unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offers and the Merger, and has unanimously recommended that holders of all issued and outstanding Shares accept the Offers and tender their Shares and approve and adopt the Merger Agreement. A special committee of the board of directors of Orbitz, comprised solely of disinterested and independent directors (the “Special Committee”) unanimously determined that the Merger Agreement, the Class A Offer and the Merger are fair to and in the best interests of the holders of Class A Common Stock and recommended that such holders of the Class A Common Stock (other than American Airlines, Inc., Continental Airlines Inc., Delta Air Lines, Inc., Northwest Airlines, Inc. and United Air Lines, Inc.) tender their shares of Class A Common Stock into the Class A Offer and approve and adopt the Merger Agreement. The Offers are conditioned upon, among other things, (1) there being validly tendered in the Offers (in the aggregate) and not withdrawn prior to the expiration of the Offers that number of Shares which, together with any Shares then owned by Cendant or us, represents at least a majority of the Shares outstanding on a fully diluted basis and no less than a majority of the voting power of Orbitz entitled to vote in the election of directors, (2) there not being any shares of Class B Common Stock that we are not permitted to accept for payment, and purchase, without the consent or approval of any governmental entity, which consent or approval has not been obtained (unless the condition described in clause (3) below has been satisfied and all shares of Class B Common Stock, other than any single series of Class B Common Stock representing not more than 15% of the issued and outstanding Shares, shall have been validly tendered in the Class B Offer and may be accepted for payment and purchased in the Class B Offer), (3) certain consents of holders of shares of Class B Common Stock required under Orbitz’s certificate of incorporation having been obtained and being in full force and effect, (4) the issuance of a final order by the Bankruptcy Court authorizing United to (i) execute, deliver and perform under the Stockholder Agreement, dated September 29, 2004, among Cendant, the Purchaser and United, its consent for the Merger as required by Orbitz’s certificate of incorporation and a waiver of all the provisions contained in the Amended and Restated Stockholders Agreement, dated December 19, 2003, as amended, by and among Orbitz and certain of its stockholders with respect to the Merger Agreement and the Stockholder Agreements and the consummation of the transactions contemplated thereby and (ii) subject to its terms of the Stockholder Agreement to which United is a party, irrevocably tender and sell its Shares pursuant to the Offers, (5) the Stockholder Agreements entered into by certain stockholders of Orbitz with Cendant and the Purchaser not having been terminated (unless such termination does not prevent the condition described in (2) above from being satisfied), (6) certain stockholders of Orbitz or the creditor’s committee or United States Trustee in any bankruptcy or reorganization case involving this stockholders shall not have asserted that any consent described in clause (3) above is not valid, binding or enforceable or that the actions authorized by such consents may not be taken as a result of a bankruptcy event involving such stockholder (unless the Purchaser waives this condition by failing to timely file appropriate pleadings in the relevant bankruptcy court challenging such assertion or abandons the challenge of such assertion), (7) the expiration or termination of any applicable waiting period under the HSR Act, (8) certain representations and warranties of Orbitz in the Merger Agreement being true and correct in all material respects as of the relevant date of determination, (10) there having been no event or change that have resulted in a material adverse change of Orbitz and (11) satisfaction of certain other conditions as set forth in this Offer to Purchase in Section 14—“Certain Conditions of the Offers.”

Credit Suisse First Boston LLC (“CSFB”), Orbitz’s financial advisor, has delivered to Orbitz’s board of directors its written opinion, dated September 28, 2004, to the effect that, as of such date, based upon and subject to the considerations and assumptions set forth in its opinion, the consideration to be received by the holders of Shares (other than affiliates of Orbitz) in the Offers and the Merger is fair from a financial point of view to such holders. Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), financial advisor to the Special Committee, has delivered to the Special Committee its written opinion, dated September 28, 2004, to the effect that, as of such date, based upon and subject to the considerations and assumptions set forth therein, the $27.50 per Share in cash to be received by the holders of shares of Class A Common Stock in the Class A Offer and the Merger is fair from a financial point of view to the holders of Class A Common Stock, other than holders of Class A Common Stock that are holders of Class B Common Stock. The full text of CSFB’s and Merrill Lynch’s opinions is set forth as Annex B and Annex C respectively to Orbitz’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is being mailed to stockholders of Orbitz with this Offer to Purchase. Stockholders are urged to read the Schedule 14D-9 and such opinions carefully in their entirety. Such opinions do not constitute a recommendation to any stockholder as to whether or not such stockholder should tender Shares pursuant to the Offers or as to how such stockholder should vote or act on any matter relating to the Merger.

Consummation of the Merger is subject to a number of conditions, including the approval and adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares, if required by applicable law in order to consummate the Merger, and the receipt of certain consents of holders of shares of Class B Common Stock required under Orbitz’s certificate of incorporation. See Section 15—“Certain Legal Matters.” If the Purchaser acquires at least 90% of the issued and outstanding shares of each of the Class A Common Stock and Class B Common Stock, and assuming the consents under Section 8.2 of Orbitz’s certificate of incorporation obtained from the holders of the Class B Common Stock (other than United) remain in full force and effect or, in the case of United Air Lines Inc., become effective, or, alternatively, all outstanding shares of Class B Common Stock are acquired by the Purchaser, the Purchaser would be able to merge with and into Orbitz pursuant to the “short-form” merger provisions of the Delaware General Corporation Law (“DGCL”) without prior notice to, or any action by, any other stockholder of Orbitz (See Section 12—“Purpose of the Offers; Plans for Orbitz; Other Matters”). Cendant, the Purchaser and Orbitz have agreed in the Merger Agreement to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the acceptance and payment for Shares by the Purchaser pursuant to the Offers. See Section 13—“The Merger Agreement, Stockholder Agreements and Other Agreements.”

Certain U.S. federal tax consequences of the sale of Shares pursuant to the Offers and the Merger are described in Section 5—“Certain United States Federal Income Tax Consequences.”

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFERS.

THE TENDER OFFERS

1.    Terms of the Offers

Upon the terms and subject to the conditions of the Offers, the Purchaser will accept for payment and pay $27.50 per Share, net to the seller in cash, without interest thereon, for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 4—“Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on Wednesday, November 10, 2004 (such date and time, the “Initial Expiration Date”), unless and until, in accordance with the terms of the Merger Agreement, the Purchaser extends the period of time for which the Offers are open, in which event the term “Expiration Date” means the latest time and date at which the Offers, as so extended by the Purchaser, expire.

The Purchaser may, without the consent of Orbitz, extend the Offers, and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary if:

•	at the Expiration Date, any of the conditions to the Purchaser’s obligation to purchase Shares in the Offers has not been satisfied or waived; or

•	any rule, regulation or interpretation of the United States Securities and Exchange Commission (“SEC”) or the staff thereof applicable to the Offers requires that the Offers be extended.

In addition, subject to the terms of the Merger Agreement, if at any scheduled expiration date of the Offers, the conditions to the Offers relating to the expiration or termination of the applicable waiting period under the HSR Act, litigation in connection with the Offers, governmental approvals and stockholder approvals have not been satisfied or waived, but all other conditions to the Offers have been satisfied or are reasonably capable of being satisfied, at the request of Orbitz, we shall extend the Offers to a date that, in the case of the conditions related to any litigation in connection with the Offers, governmental approvals and stockholder approvals not being satisfied, is no later than January 31, 2005 and, in the case of the conditions related to the expiration or termination of the applicable waiting period under the HSR Act or any litigation in connection with the Offers (to the extent relating solely to antitrust and competition law matters) not being satisfied, is no later than April 30, 2005.

Furthermore, in the event that we receive a notice from Orbitz stating that Orbitz has received a superior proposal (as defined below), we shall, if the matching bid date (as described below) is later than the scheduled expiration date of the Offers, extend the Offers until 5:00 p.m., New York City time, on the later of (a) the earlier of the second full business day after we deliver a matching bid or the first full business day after we notify Orbitz in writing that we have waived any right to make a matching bid (or fail to provide such notice) and (b) in the event that Orbitz established a final deadline for the submission of proposals following our initial submission of a matching bid, the second full business day following such final deadline. The matching bid date shall be the later of the dates specified under (a) and (b) above.

If at the Expiration Date all of the conditions to the Offers have been satisfied or waived, the Purchaser may elect to provide a subsequent offering period of three to twenty business days (a “Subsequent Offering Period”) in accordance with Rule 14d-11 under the Exchange Act. A Subsequent Offering Period would be an additional period of time following the expiration of the initial offer period during which stockholders could tender Shares not tendered in the Offers and receive the Offers Price. During a Subsequent Offering Period, the Purchaser will immediately accept and promptly pay for Shares as they are tendered and tendering stockholders will not have withdrawal rights. The Purchaser cannot elect to provide a Subsequent Offering Period unless the Purchaser announces the results of the Offers no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period. The Purchaser does not currently intend to provide a Subsequent Offering Period, although it reserves the right to do so in its sole discretion.

Under no circumstances will interest be paid on the Offers Price for tendered Shares, regardless of any extension of or amendment to the Offers or any delay in paying for such Shares.

Cendant or the Purchaser may, at any time and from time to time prior to the expiration of the Offers, waive any condition to the Offers or modify the terms of the Offers, by giving oral or written notice of such waiver or modification to the Depositary, except that, without the prior written consent of Orbitz, the Purchaser may not:

•	decrease the Offers Price to be paid in the Offers;

•	pay a different price per Share in the Class A Offer and the Class B Offer;

•	change the form of consideration payable in the Offers;

•	decrease the number of Shares sought in the Offers;

•	impose additional conditions to the Offers; or

•	amend any other conditions to the Offers in any manner adverse to the holders of the Shares.

In addition, the amendment or waiver of any provision of the Merger Agreement that decreases the Offers Price or changes the form of consideration to be paid in the Class B Offer as well as, under certain circumstances, any amendment or waiver of the Merger Agreement that is economically detrimental to the holders of the Class B Common Stock would entitle each such holder to terminate the Stockholder Agreement to which it is a party and withdraw any Shares tendered into the Offers.

The Offers are conditioned upon, among other things, (1) there being validly tendered in the Offers (in the aggregate) and not withdrawn prior to the expiration of the Offers that number of Shares which, together with any Shares then owned by Cendant or us, represents at least a majority of the Shares outstanding on a fully diluted basis and no less than a majority of the voting power of Orbitz entitled to vote in the election of directors, (2) there not being any shares of Class B Common Stock that we are not permitted to accept for payment, and purchase, without the consent or approval of any governmental entity, which consent or approval has not been obtained (unless the condition described in clause (3) below has been satisfied and all shares of Class B Common Stock, other than any single series of Class B Common Stock representing not more than 15% of the issued and outstanding Shares, shall have been validly tendered in the Class B Offer and may be accepted for payment and purchased in the Class B Offer), (3) certain consents of holders of shares of Class B Common Stock required under Sections 8.2(a), 8.2(b) and 8.2(c) of Orbitz’s certificate of incorporation having been obtained and being in full force and effect, (4) the issuance of a final order by the Bankruptcy Court authorizing United to (i) execute, deliver and perform under the Stockholder Agreement, dated September 29, 2004, among Cendant, the Purchaser and United, its consent for the Merger as required by Orbitz’s certificate of incorporation and a waiver of all the provisions contained in the Amended and Restated Stockholders Agreement, dated December 19, 2003, as amended, by and among Orbitz and certain of its stockholders with respect to the Merger Agreements and the Stockholder Agreement and the consummation of the transactions contemplated thereby and (ii) irrevocably tender and sell its Shares pursuant to the Offers, (5) the Stockholder Agreements entered into by certain stockholders of Orbitz with Cendant and the Purchaser not having been terminated (unless such termination does not prevent the condition described in (2) above from being satisfied), (6) certain stockholders of Orbitz or the creditor’s committee or United States Trustee in any bankruptcy or reorganization case involving such stockholders shall not have asserted that any consent described in clause (3) above is not valid, binding or enforceable or that the actions authorized by such consents may not be taken as a result of a bankruptcy event involving such stockholder (unless the Purchaser waives this condition by failing to file appropriate pleadings in the relevant bankruptcy court challenging such assertion or abandons the challenge of such assertion) and (7) the satisfaction of certain other conditions as set forth in this Offer to Purchase, including the expiration or termination of any applicable waiting period under the HSR Act. See Section 14—“Certain Conditions of the Offers.” If by 12:00 midnight, New York City time, on Wednesday, November 10, 2004 (or any date or time then set as the Expiration Date), any or all of the conditions to the Offers have not been satisfied or waived, the Purchaser, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC, may:

•	terminate the Offers and not accept for payment or pay for any Shares and return all tendered Shares to tendering stockholders;

•	waive any of the unsatisfied conditions of the Offers, to the extent permitted by applicable law, and subject to complying with applicable rules and regulations of the SEC and its staff applicable to the Offers, accept for payment and pay for all Shares validly tendered and not withdrawn prior to the Expiration Date;

•	except as set forth above, extend the Offers and, subject to the right of stockholders to withdraw Shares until the Expiration Date, if any, retain the Shares that have been tendered during the period or periods for which the Offers are open or extended; or

•	except as set forth above, amend the Offers.

If the Purchaser extends the Offers, or if the Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its purchase of or payment for Shares or is unable to pay for Shares pursuant to the Offers for any reason, then, without prejudice to the Purchaser’s rights under the Offers, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights.” However, the ability of the Purchaser to delay the payment for Shares which the Purchaser has accepted for payment is limited by Rule 14e-l(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of the Offers. Any extension, amendment or termination of the Offers will be followed as promptly as practicable by public announcement thereof, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of the Shares). Without limiting the obligation of the Purchaser under such Rule or the manner in which the Purchaser may choose to make any public announcement, the Purchaser currently intends to make announcements by issuing a press release to the Dow Jones News Service.

If the Purchaser makes a material change in the terms of the Offers or the information concerning the Offers or waives a material condition of the Offers, the Purchaser will disseminate additional tender offer materials and extend the Offers to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the Offers must remain open following material changes in the terms of the Offers or information concerning the Offers, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. In the SEC’s view, an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to security holders and that, if material changes are made with respect to information not materially less significant than the offer price and the number of shares being sought, a minimum of ten business days may be required to allow adequate dissemination and investor response. The requirement to extend an offer will not apply to the extent that the number of business days remaining between the occurrence of the change and the then-scheduled expiration date equals or exceeds the minimum extension period that would be required because of such amendment. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

As described above, the Purchaser may, subject to certain conditions, elect to provide a Subsequent Offering Period. In a public release, the SEC has expressed the view that the inclusion of a Subsequent Offering Period would constitute a material change to the terms of the offer requiring the Purchaser to disseminate new information to stockholders in a manner reasonably calculated to inform them of such change sufficiently in advance of the Expiration Date (generally five business days). The SEC, however, has recently stated that such advance notice may not be required under certain circumstances. In the event the Purchaser elects to include a Subsequent Offering Period, it will notify stockholders of Orbitz consistent with the requirements of the SEC.

Orbitz has agreed to provide the Purchaser with Orbitz’s stockholder lists and security position listings for the purpose of disseminating the Offer to Purchase (and related documents) to holders of Shares. This Offer to

Purchase and the related Letter of Transmittal will be mailed by the Purchaser to record holders of Shares and will be furnished by the Purchaser to brokers, dealers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.    Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offers (including, if the Offers are extended or amended, the terms and conditions of any such extension or amendment) and provided that the Offers have not been terminated as described in Section 1 of this Offer to Purchase, the Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with Section 4—“Withdrawal Rights” promptly after the Expiration Date. If the Purchaser includes a Subsequent Offering Period, the Purchaser will immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. In addition, subject to the terms of the Merger Agreement, if at any scheduled expiration date of the Offers, all conditions to the Offers have not been satisfied or waived, we may extend the Offers to a date that is no later than December 31, 2004 (except as described below). In addition, subject to the terms of the Merger Agreement, if at any scheduled expiration date of the Offers, the conditions to the Offers relating to the expiration or termination of the applicable waiting period under the HSR Act, litigation in connection with the Offers, governmental approvals and stockholder approvals have not been satisfied or waived, but all other conditions to the Offers have been satisfied or, are reasonably capable of being satisfied, at the request of Orbitz, we shall extend the Offers to a date that, in the case of the conditions related to any litigation in connection with the Offers, governmental approvals and stockholder approvals not being satisfied, is no later than January 31, 2005 and, in the case of the conditions related to the expiration or termination of the applicable waiting period under the HSR Act or any litigation in connection with the Offers (to the extent relating solely to antitrust and competition law matters) not being satisfied, is no later than April 30, 2005. Furthermore, in the event that we receive a notice from Orbitz stating that Orbitz has received a superior proposal (as defined below), we shall, if the matching bid date is later than the scheduled expiration date of the Offers, extend the Offers until 5:00 p.m., New York City time, on the later of (a) the earlier of the second full business day after we deliver a matching bid or the first full business day after we notify Orbitz in writing that we have waived any right to make a matching bid (or fail to provide such notice) and (b) in the event that Orbitz established a final deadline for the submission of proposals following our submission of a matching bid, the second full business day following such final deadline. The matching bid date shall be the later of the dates specified under (a) and (b) above. See Section 1—“Terms of the Offers”. Any such delays will be effected in compliance with Rule 14e-1(c) of the Exchange Act (relating to a bidder’s obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder’s offer).

In all cases, payment for Shares accepted for payment pursuant to the Offers will be made only after timely receipt by the Depositary of:

•	the certificates for such Shares, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees; or

•	in the case of a transfer effected pursuant to the book-entry transfer procedures described in Section 3—“Procedure for Tendering Shares,” a Book-Entry Confirmation and either a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message as described in Section 3—“Procedure for Tendering Shares”; and

•	any other documents required under the Letter of Transmittal.

The per share consideration paid to any holder of any Share in the Offers will be the highest per share consideration paid to any other holder of any Share in the Offers.

For purposes of the Offers, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to the Purchaser and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of such Shares pursuant to the Offers. Upon the terms and subject to the conditions of the Offers, payment for Shares accepted for payment pursuant to the Offers will be made by deposit of the Offers Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering stockholders. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, the Purchaser’s obligation to make such payment shall be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offers. Under no circumstances will interest be paid on the Offers Price to be paid by the Purchaser for the Shares, regardless of any extension of the Offers or any delay in making such payment.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions the Offers for any reason, certificates representing such unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” the Depositary will notify the Book-Entry Transfer Facility of the Purchaser’s decision not to accept the Shares and such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable after the expiration or termination of the Offers.

If the Purchaser is delayed in its acceptance for payment of or payment for Shares or is unable to accept for payment or pay for Shares pursuant to the Offers, then, without prejudice to the Purchaser’s rights under the Offers (but subject to compliance with Rule 14e-1(c) under the Exchange Act) the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to do so as described in Section 4—“Withdrawal Rights.” See Section 15—“Certain Legal Matters.”

The Purchaser reserves the right to assign to Cendant and/or one or more wholly owned subsidiaries of Cendant any of its rights under the Merger Agreement, including the right to purchase Shares tendered pursuant to the Offers, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offers and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offers.

3.    Procedure for Tendering Shares

Valid Tender.    A stockholder must follow one of the following procedures to validly tender Shares pursuant to the Offers:

•	for Shares held as physical certificates (“Share Certificates”), the certificates for tendered Shares, a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other documents required by the Letter of Transmittal must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Date (unless such tender is made during a Subsequent Offering Period, if one was provided);

•	for Shares held in book-entry form, either a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined below), and any other required documents, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase, and such Shares must be delivered pursuant to the book-entry transfer procedures described below under “Book-Entry Transfer” and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case prior to the Expiration Date (unless such tender is made during a Subsequent Offering Period, if one was provided); or

•	the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery” prior to the Expiration Date.

The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offers.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer.    The Depositary will establish an account or accounts with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offers within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedure for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date (except with respect to a Subsequent Offering Period, if one is provided), or the tendering stockholder must comply with the guaranteed delivery procedures described below for a valid tender of Shares by book-entry. The confirmation of a book-entry transfer of Shares into a Depositary’s account at the Book-Entry Transfer Facility as described above is referred to in this Offer to Purchase as a “Book-Entry Confirmation.”

The term “Agent’s Message” means a message, transmitted through electronic means by a Book-Entry Transfer Facility, in accordance with the normal procedures of the Book-Entry Transfer Facility and the Depositary, to and received by the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares which are the subject of Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant. The term “Agent’s Message” shall also include any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office. For Shares to be validly tendered during any Subsequent Offering Period, the tendering stockholder must comply with the foregoing procedures except that the required documents and certificates must be received during the Subsequent Offering Period. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Signature Guarantees.    No signature guarantee is required on the Letter of Transmittal (1) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3 includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (2) if such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent Medallion Signature Program or other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”). In all other cases, all signatures on Letters of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If a Share certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Share certificate not tendered or not accepted for payment are to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered Share certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the Share certificate, with the signature(s) on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.

Guaranteed Delivery.    If a stockholder desires to tender Shares pursuant to the Offers and the Share certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such stockholder’s tender may be effected if all the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary, as provided below, prior to the Expiration Date; and

•	the Share certificates (or a Book-Entry Confirmation), in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the National Association of Security Dealers Automated Quotation System, Inc. (the “Nasdaq”) is open for business.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail (or if sent by a Book-Entry Transfer Facility, a message transmitted through electronic means in accordance with the usual procedures of the Book-Entry Transfer Facility and the Depositary; provided, however, that if such notice is sent by a Book-Entry Transfer Facility through electronic means, it must state that the Book-Entry Transfer Facility has received an express acknowledgment from the participant on whose behalf such notice is given that such participant has received and agrees to become bound by the form of such notice) to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery made available by the Purchaser.

Other Requirements.    Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offers will in all cases be made only after timely receipt by the Depositary of (1) Share certificates (or a timely Book-Entry Confirmation), (2) a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal) and (3) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offers Price to be paid by the Purchaser for the Shares, regardless of any extension of the Offers or any delay in making such payment.

Appointment as Proxy.    By executing the Letter of Transmittal (or a facsimile thereof) (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder will irrevocably appoint designees of the Purchaser as such stockholder’s agents and attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser (and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). When the appointment of the proxy becomes effective, the designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Orbitz’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser’s acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders. The Offers do not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Orbitz stockholders.

Determination of Validity.    All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares, including questions as to the proper completion or execution of any Letter of Transmittal (or facsimile thereof), Notice of Guaranteed Delivery or other required documents and as to the proper form for transfer of any certificate of Shares, shall be resolved by the Purchaser, in its sole discretion, whose determination shall be final and binding. The Purchaser shall have the absolute right to determine whether to reject any or all tenders not in proper or complete form or to waive any irregularities or conditions, and the Purchaser’s interpretation of the Offer to Purchase, the Letter of Transmittal and the instructions thereto and the Notice of Guaranteed Delivery (including without limitation the determination of whether any tender is complete and proper) shall be final and binding. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, Cendant, the Depositary, the Information Agent, the Dealer Manager, Orbitz or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser’s interpretation of the terms and conditions of the Offers (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Backup Withholding.    In order to avoid “backup withholding” of U.S. federal income tax on payments of cash pursuant to the Offers, a U.S. stockholder surrendering Shares in the Offers must, unless an exemption applies, provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) on a Substitute Form W-9, certify under penalties of perjury that such TIN is correct and provide certain other certifications. If a stockholder does not provide such stockholder’s correct TIN or fails to provide the required certifications, the Internal Revenue Service (the “IRS”) may impose a penalty on such stockholder and payment of cash to such stockholder pursuant to the Offers may be subject to backup withholding of 28%. All stockholders surrendering Shares pursuant to the Offers should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Purchaser and the Depositary). Certain stockholders (including, among others, corporations) are not subject to backup withholding but may be required to provide evidence of their exemption from backup withholding. Non-U.S. stockholders should complete and sign the main signature form included as part of the Letter of Transmittal and an appropriate Form W-8 (instead of a Form W-9), a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 9 to the Letter of Transmittal.

4.    Withdrawal Rights

Except as provided in this Section 4, or as provided by applicable laws, tenders of Shares are irrevocable.

Pursuant to the terms of the Stockholder Agreements, the Stockholders (other than Jeffrey G. Katz), who collectively own all of the outstanding shares of Class B Stock and Jeffrey G. Katz, have agreed to irrevocably tender all their Shares (other than, in the case of Jeffrey G. Katz, 50,001 restricted shares of Class A Common Stock) into the Offers and not to withdraw such shares unless the applicable Stockholder Agreement has terminated or the Offers are terminated or have expired without the Purchaser purchasing all the Shares validly tendered in the Offers. As a result, and pursuant to the terms of the Class B Offer, no withdrawal rights are available in the Class B Offer except if the applicable Stockholder Agreement is terminated. Shares of Class A Common

Stock tendered into the Class A Offer (other than any shares of Class A Common Stock owned by Jeffrey G. Katz that are subject to the applicable Stockholder Agreement) may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by the Purchaser pursuant to the Class A Offer, may also be withdrawn at any time after December 5, 2004.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing such Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedure for Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered properly tendered for purposes of the Offers. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 3—“Procedure for Tendering Shares” any time prior to the Expiration Date.

No withdrawal rights will apply to Shares tendered into a Subsequent Offering Period under Rule 14d-11 of the Exchange Act, and no withdrawal rights apply during a Subsequent Offering Period under Rule 14d-11 with respect to Shares tendered in the Offers and accepted for payment. See Section 1—“Terms of the Offers.”

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. None of the Purchaser, Cendant, the Depositary, the Information Agent, Orbitz or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The method for delivery of any documents related to a withdrawal is at the risk of the withdrawing stockholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

5.    Certain United States Federal Income Tax Consequences

The following is a summary of certain United States federal income tax consequences to holders of Shares whose Shares are sold pursuant to the Offers or converted into cash in the Merger. This discussion is for general information purposes only and does not address all aspects of United States federal income taxation that may be relevant to particular holders of Shares in light of their specific investment or tax circumstances. The tax consequences to any particular stockholder may differ depending on that stockholder’s own circumstances and tax position. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations issued thereunder, and administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion applies only to holders who hold Shares as “capital assets” within the meaning of section 1221 of the Code, and does not apply to holders who acquired their Shares pursuant to the exercise of employee stock options or otherwise as compensation. In addition, this discussion does not apply to certain types of holders subject to special tax rules including, but not limited to, non-U.S. persons, insurance companies, tax-exempt organizations, banks and other financial institutions, brokers or dealers, holders who perfect their appraisal rights, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings or persons who hold their Shares as a part of a straddle, hedge, conversion, or other integrated investment or constructive sale transaction. The tax consequences of the Offers and the Merger to holders who hold their shares through a partnership or other pass-through entity generally will depend upon such holder’s status for United States federal income tax purposes and the activities of the partnership.

Each holder is urged to consult such holder’s tax advisor regarding the specific United States federal, state, local and foreign income and other tax consequences of the Offers and the Merger in light of such holder’s specific tax situation.

The receipt of cash for Shares pursuant to the Offers or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a holder who receives cash in exchange for Shares pursuant to the Offers or the Merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the holder’s adjusted tax basis in the Shares exchanged. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same time and price) exchanged pursuant to the Offers or the Merger. Such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if such Shares have been held for more than one year at the time of disposition. However, such gain or loss will generally be short-term capital gain or loss if such Shares have been held for one year or less at the time of disposition. In the case of a tendering individual stockholder, long-term capital gains will generally be eligible for reduced rates of taxation. Unlike long-term capital gains, short-term capital gains of individuals are generally taxable at the same rates as ordinary income. The deductibility of capital losses is subject to limitations.

A stockholder (other than certain exempt stockholders including, among others, corporations) that receives cash for Shares pursuant to the Offers or the Merger generally will be subject to backup withholding at a rate equal to the fourth lowest rate applicable to ordinary income of unmarried individuals (under current law, the backup withholding rate is 28%) unless the stockholder provides its TIN, certifies under penalties of perjury that such TIN is correct (or properly certifies that it is awaiting a TIN), certifies that it is not subject to backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. If the holder is an individual, the TIN is his or her social security number. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the U.S. federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the stockholder by filing a U.S. federal income tax return. A stockholder that does not furnish a required TIN or that does not otherwise establish a basis for an exemption from backup withholding may be subject to a penalty imposed by the IRS. See “Backup Withholding” under Section 3—“Procedure for Tendering Shares.” Each stockholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding.

6.    Price Range of the Shares; Dividends on the Shares

The Class A Common Stock has been traded through the Nasdaq National Market under the symbol “ORBZ” since December 17, 2003. The following table sets forth, for each of the periods indicated, the high and low reported sales price per share of Class A Common Stock on the Nasdaq National Market based on published financial sources.

	High	Low
Year Ended December 31, 2003
Fourth Quarter (from December 17, 2003)	$30.75	$22.55
Year Ended December 31, 2004
First Quarter	$27.50	$20.72
Second Quarter	$27.45	$19.36
Third Quarter	$27.27	$15.80
Fourth Quarter (through October 5, 2004)	$27.34	$27.20

On September 28, 2004, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the last reported sales price of the Class A Common Stock on the Nasdaq National Market was $20.77 per share. On October 5, 2004, the last full trading day prior to the commencement of the Offers, the last reported sales price of the Class A Common Stock on the Nasdaq National Market was $27.32 per share. Stockholders are urged to obtain a current market quotation for the Class A Common Stock.

On December 19, 2003, Orbitz consummated an initial public offering of the Class A Common Stock, pursuant to which it sold 4,000,000 shares of Class A Common Stock at an offering price of $26.00 per share and received net proceeds of $93.8 million. Aside from such initial public offering, there has been no underwritten public offering of Shares. Prior to such initial public offering, there was no established trading market for the Class A Common Stock.

No established trading market exists or has existed for the Class B Common Stock.

The Purchaser has been advised by Orbitz that Orbitz has not declared or paid any cash dividends with respect to the Class A Common Stock or the Class B Common Stock during any of the periods indicated in the above table and that it does not intend to declare or pay any cash dividends in the foreseeable future. Further, the Merger Agreement provides that, without the prior written consent of Cendant, from the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement or the Effective Time, Orbitz may not declare, set aside, or pay any dividends on or make any other distributions in respect of any of its capital stock, other than regular quarterly dividends on its Series A Preferred Stock.

7.    Effect of the Offers on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations

Market for the Shares.    The Purchaser’s purchase of Shares pursuant to the Offers will reduce the number of holders of Class A Common Stock and Class B Common Stock. The Purchaser’s purchase of shares in the Class A Offer will also reduce the number of shares of Class A Common Stock that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining shares of Class A Common Stock held by the public. All of the issued and outstanding shares of Class B Common Stock are held by the Stockholders or their affiliates; no established trading market exists or has existed for shares of Class B Common Stock.

NASDAQ Listing.    Depending upon the number of shares of Class A Common Stock purchased pursuant to the Class A Offer, the Class A Common Stock may no longer meet the requirements of the National Association of Securities Dealers, Inc. (the “NASD”) for continued inclusion on the Nasdaq National Market. A security must meet one of two maintenance standards for continued inclusion on the Nasdaq National Market. The first maintenance standard requires that there be at least $10 million in stockholders’ equity, at least 750,000 publicly held shares, a market value of at least $5 million for all publicly held shares, a minimum bid price of $1, at least 400 shareholders of 100 shares or more, and at least two registered and active market makers for the shares. The second maintenance standard requires that either (1) the market value of listed securities is at least $50 million or (2) the company has total assets and total revenue of at least $50 million each for the most recently completed fiscal year or two out of the last three most recently completed fiscal years; and, in either case, that there be at least 1.1 million publicly held shares, a market value of at least $15 million for all publicly held shares, a minimum bid price of $1, at least 400 shareholders of 100 shares or more, and at least four registered and active market makers for the shares. Shares held directly or indirectly by any directors or officers of the company any by any person who is the beneficial owner of more than 10% of the shares are not considered to be publicly held for the purpose of the maintenance standards. If, as a result of the purchase of shares of Class A Common Stock pursuant to the Class A Offer, the Class A Common Stock no longer meets one of these standards, the quotations for shares of Class A Common Stock on Nasdaq will be discontinued.

If the Nasdaq National Market and the Nasdaq Smallcap Market were to cease to publish quotations for shares of Class A Common Stock, it is possible that shares of Class A Common Stock would continue to trade in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for such shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in shares of Class A Common Stock on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors.

Exchange Act Registration.    The Class A Common Stock is currently registered under the Exchange Act. Such registration may be terminated upon application of Orbitz to the SEC if the Class A Common Stock is neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Class A Common Stock under the Exchange Act, assuming there are no other securities of Orbitz subject to registration, would substantially reduce the information required to be furnished by Orbitz to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Orbitz, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement pursuant to Section 14(a) or 14(c) in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders. Furthermore, the ability of “affiliates” of Orbitz and persons holding “restricted securities” of Orbitz to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended (the “Securities Act”), may be impaired or eliminated. The Purchaser currently intends to seek to cause Orbitz to apply for termination of registration of the Class A Common Stock under the Exchange Act as soon after the completion of the Offers as the requirements for such termination are met. If the Nasdaq National Market listing and the Exchange Act registration of the Class A Common Stock are not terminated prior to the Merger, then the Class A Common Stock will be delisted from the Nasdaq National Market and the registration of the Class A Common Stock under the Exchange Act will be terminated following the consummation of the Merger. The shares of Class B Common Stock are not registered under the Exchange Act.

Margin Regulations.    The shares of Class A Common Stock currently are “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which status has the effect, among other things, of allowing brokers to extend credit on the collateral of shares of Class A Common Stock. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Class A Offer, shares of Class A Common Stock would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. The shares of Class B Common Stock are not “margin securities.”

8.    Certain Information Concerning Orbitz

Orbitz is a Delaware corporation with its principal executive office at 200 South Wacker Drive, Suite 1900, Chicago, Illinois 60606. The telephone number of Orbitz at such office is (312) 894-5000. According to its Quarterly Report for the quarterly period ended June 30, 2004 on Form 10-Q, Orbitz is an online travel company that enables customers to search for and purchase a broad array of travel products, including airline tickets, lodging, car rentals, cruises and vacation packages through its website, www.orbitz.com. Orbitz sells these travel products both individually and as part of packaged trips to leisure and corporate customers located primarily in the United States. Orbitz also offers access to travel news and other information of interest to travelers on its website.

Selected Financial Information.    Set forth below is certain selected consolidated financial information with respect to Orbitz, excerpted or derived from Orbitz’s 2003 Annual Report on Form 10-K and its Quarterly Report on Form 10-Q for the six-month period ended June 30, 2004, each as filed with the SEC pursuant to the Exchange Act, as well as its Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-88646) filed by Orbitz with the SEC on August 27, 2003 pursuant to the Securities Act. More comprehensive financial information is included in such reports and in other documents filed by Orbitz with the SEC. The following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information (including any related notes) contained therein. Such reports and other documents may be inspected and copies may be obtained from the SEC in the manner set forth below.

Available Information.    Orbitz is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Orbitz’s directors and officers, their remuneration, options granted to them, the principal holders of Orbitz’s securities and any material interests of such persons in transactions with Orbitz is required to be disclosed in proxy statements distributed to Orbitz’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information relating to Orbitz that have been filed via the EDGAR System.

The information concerning Orbitz contained in this Offer to Purchase, including that set forth below under the caption “Selected Financial Information,” has been furnished by Orbitz or has been taken from or based upon publicly available documents and records on file with the SEC and other public sources. None of Cendant, the Purchaser, the Dealer Manager or the Information Agent assumes responsibility for the accuracy or completeness of the information concerning Orbitz contained in such documents and records or for any failure by Orbitz to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Cendant or the Purchaser.

Orbitz, Inc.

Selected Consolidated Financial Information

	Fiscal Year Ended		Six Months Ended
	Dec. 31, 2003	Dec. 31, 2002	June 30, 2004	June 30, 2003
	(In thousands of dollars, except per share data)
Operating Data:
Total revenues, net	$241,840	$175,510	$145,851	$107,753
Operating income (loss)	(16,908)	(18,858)	11,900	(5,712)
Net income (loss)	(16,029)	(17,875)	12,210	(5,326)
Earnings per common share, basic	—	—	.30	—

Balance Sheet Data (at end of period):
Total assets	220,945	95,613	262,277	103,095
Cash and cash equivalents, short and long term investments	182,741	59,757	213,144	61,044
Long-term liabilities	6,924	2,253	8,086	4,789
Total stockholders’ equity	150,646	53,903	169,691	49,347

Certain Projections.    Prior to entering into the Merger Agreement, representatives of Cendant conducted a due diligence review of Orbitz, and in connection with such review received certain preliminary internal projections of Orbitz’s future operating performance. Orbitz has advised Cendant and the Purchaser of certain assumptions, risks and limitations relating to such projections, as described below, and that Orbitz has not, as a matter of course, made public any projections as to future performance or earnings other than for the quarter ended September 30, 2004 and for the calendar year 2004. The preliminary projections set forth below are included in this Offer to Purchase only because this information was provided to Cendant and the Purchaser in connection with the Merger Agreement and the Offers.

In June 2004, Orbitz provided Cendant with projections for the remainder of 2004 and preliminary projections for fiscal year 2005. Such projections included total revenue of $330.3 million, gross profit of $238.5 million, net income of $48.8 million and adjusted EBITDA of $63.6 million for Orbitz for the year ended December 31, 2004 and total revenue of $433.3 million, gross profit of $319.8 million, net income of $70.9 million and adjusted EBITDA of $90.4 million for Orbitz for the year ended December 31, 2005. Net income provided in Orbitz’s projections includes the impact of stock-based compensation charges in 2004 and 2005 and tax-related expenses in 2005.

In August 2004 and following the revised earnings guidance for 2004 publicly announced by Orbitz on July 21, 2004, Orbitz provided Cendant with revised projections, which included the following projected total revenue, gross profit, net income and adjusted EBITDA for Orbitz for the year ended December 31, 2004 (which underlies the revised earnings guidance publicly announced by Orbitz on July 21, 2004). The information also included the following preliminary projected range of total revenue, gross profit, net income and adjusted EBITDA for Orbitz for the year ended December 31, 2005.

2004—2005 Income Statement—Highlights

	Fiscal Year Ended
	Dec. 31, 2004	Dec. 31, 2005 Low Range	Dec. 31, 2005 High Range
	(In millions of dollars)
Operating Data:
Total Revenue	$305.6	$378.6	$387.6
Gross Profit	223.5	277.9	284.5
Net Income	30.4	43.1	53.8
Adjusted EBITDA	$48.9	$59.5	$71.8

Net income includes the impact of stock-based compensation charges and tax-related expenses. Adjusted EBITDA is adjusted to exclude certain stock compensation charges. EBITDA (earnings before interest, taxes, depreciation and amortization) is not a Generally Accepted Accounting Principles (GAAP) measurement, but is being included, as we believe it is a commonly used measure of operating performance in the travel industry. EBITDA is provided to enhance the understanding of the projected operating results. It should not be construed as an alternative to operating income as an indicator of operating performance or as an alternative to cash flows from operating activities as a measure of liquidity as determined in accordance with GAAP. All companies do not calculate EBITDA in the same manner. As a result, EBITDA as projected by Orbitz may not be comparable to EBITDA used by other companies. Operating income is a GAAP measure that may be considered comparable to EBITDA.

The EBITDA information presented above reflects non-GAAP information. Set forth below is a reconciliation for the June 2004 and August 2004 projections of the non-GAAP information to the appropriate GAAP financial measures provided by Orbitz.

	June 2004 Projections Fiscal Year		August 2004 Projections Fiscal Year
	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005 Low Range	Dec. 31, 2005 High Range
	(In millions of dollars)		(In millions of dollars)
Adjusted EBITDA	$63.6	$90.4	$48.9	$59.5	$71.8
One-Time Stock-based Compensation	(5.6)	(1.3)	(5.6)	(1.3)	(1.3)
Depreciation and Amortization	(12.1)	(12.0)	(11.8)	(12.4)	(12.4)

GAAP Operating Income	$45.9	$77.1	$31.5	$45.8	$58.1

Although Cendant and the Purchaser were provided with such projections (and the corresponding reconciliations), they did not base their analysis of Orbitz solely on such projections. Cendant and the Purchaser have prepared their own projections of Orbitz’s future performance, which were included in Cendant’s press release of September 29, 2004 regarding the execution of the Merger Agreement and filed with the SEC on September 29, 2004, as Exhibit 99 to Cendant’s Current Report on Form 8-K and which differ from the information included in the projections prepared by Orbitz. Orbitz has advised Cendant and the Purchaser that the projections were not prepared with a view to public disclosure (except to the extent underlying the July 21, 2004 publicly announced earnings guidance) or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. Furthermore, the projections do not purport to present operations in accordance with U.S. generally accepted accounting principles (GAAP), and Orbitz’s independent auditors have not examined, compiled or otherwise applied procedures to the projections and accordingly assume no responsibility for them. Orbitz has advised Cendant and the Purchaser that its internal financial forecasts (upon which the projections provided to Cendant and the Purchaser were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments.

The projections also reflect numerous assumptions made by the management of Orbitz, including assumptions with respect to industry performance, the market for Orbitz’s existing and new products and services, Orbitz’s ability to successfully negotiate and consummate potential strategic partnerships and acquisitions, general business, economic, market and financial conditions and other matters, all of which are difficult to predict, many of which are beyond Orbitz’s control and none of which were subject to approval by Cendant or the Purchaser. These projections do not give effect to the Offers or the potential combined operations of Cendant or any of its affiliates and Orbitz or any alterations that Cendant or any of its affiliates may make to Orbitz’s operations or strategy after the consummation of the Offers. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate or that any of the projections will be realized.

It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections due to numerous risks and uncertainties, including, but not limited to, Orbitz’s ability to retain and attract customers on a cost-effective basis; increasing competition from existing or new competitors; relationships with Orbitz’s controlling stockholders and with other travel suppliers; limitations that could affect the expansion of Orbitz’s Supplier Link business; risks relating to Orbitz’s ability to expand its business generally; specific risks that could affect Orbitz’s ability to achieve growth plans for portions of its business, such as hotels; rapid technological change affecting Orbitz’s industry; technical and operational issues, such as journey control restrictions, that result from changes in travel suppliers’ distribution methodologies that could affect Orbitz’s results; risks associated with litigation or government regulation; declines, disruptions or events affecting the travel industry; potential fluctuations in Orbitz’s quarterly and annual results; and the risks and uncertainties described in reports filed by Orbitz with the SEC under the Exchange Act, including without limitation under the heading “Risks Relating To Our Business” in Orbitz’s 2003 Annual Report on Form 10-K filed with the SEC. All projections are forward-looking statements; these and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in Orbitz’s 2003 Annual Report on Form 10-K filed with the SEC.

The inclusion of the projections herein should not be regarded as an indication that any of Cendant, the Purchaser, Orbitz or their respective affiliates or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. None of Cendant, the Purchaser, Orbitz or any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of Orbitz compared to the information contained in the projections, and none of them undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

Stockholders are cautioned not to place undue reliance on the financial projections included in this Offer to Purchase.

9.    Certain Information Concerning Cendant and the Purchaser

Cendant and the Purchaser.    Cendant is a Delaware corporation. Cendant’s principal executive offices are located at 9 West 57th Street, New York, New York 10019 and its telephone number at that address is (212) 413-1800.

Cendant is one of the foremost providers of travel and real estate services in the world. Cendant operates in five business segments—Real Estate Franchise and Operations, Mortgage Services, Hospitality Services, Travel Distribution Services, Vehicle Services and Marketing Services. Cendant businesses provide a wide range of consumer and business services which are intended to complement one another and create cross-marketing opportunities both within each segment and between segments. Cendant’s Real Estate Franchise and Operations segment franchises the real estate brokerage businesses of four residential and one commercial brands, provides real estate brokerage services and facilitates employee relocations. Cendant’s Mortgage Services segment provides home buyers with mortgage lending services and title, appraisal and closing services. Cendant’s Hospitality Services segment sells and develops vacation ownership interests, provides consumer financing to individuals purchasing these interests, facilitates the exchange of vacation ownership interests, operates nine lodging franchise systems and markets vacation rental properties in Europe. Cendant’s Travel Distribution Services segment provides primarily global distribution services for the travel industry and travel agency services. Cendant’s Vehicle Services segment operates and franchises Cendant’s vehicle rental businesses and provides commercial fleet management and fuel card services. Cendant’s Marketing Services segment provides insurance, membership, loyalty and enhancement products and services to financial institutions and other partners and their customers.

The Purchaser is a Delaware corporation which was recently formed at the direction of Cendant for the purpose of effecting the Offers and the Merger. Cendant owns indirectly all of the outstanding capital stock of the Purchaser. Until immediately prior to the time the Purchaser purchases Shares pursuant to the Offers, it is not anticipated that the Purchaser will have any significant assets or liabilities or engage in any activities other than those incident to the Offers and the Merger. The Purchaser’s principal executive offices are located at 9 West 57th Street, New York, New York 10019 and its telephone number is (212) 413-1800.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser and Cendant are set forth in Schedule I hereto.

Except as described in this Offer to Purchase or Schedule I to this Offer to Purchase (a) neither Cendant, the Purchaser nor, to the knowledge of Cendant and the Purchaser, any of the persons listed in Schedule I or any associate or majority-owned subsidiary of Cendant or the Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Orbitz and (b) neither Cendant, the Purchaser, nor, to the knowledge of Cendant and the Purchaser, any of the persons or entities referred to in clause (a) above or any of their executive officers, directors or subsidiaries has effected any transaction in the Shares or any other equity securities of Orbitz during the past 60 days.

Except as provided by the Merger Agreement or as described in this Offer to Purchase neither Cendant, the Purchaser nor, to the knowledge of Cendant and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Orbitz (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Cendant, the Purchaser nor, to the knowledge of Cendant and the Purchaser, any of the persons listed on Schedule I to this Offer to Purchase, has had any business relationship or transaction with Orbitz or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offers. Except as set forth in this Offer to Purchase, there have been no contracts, negotiations or transactions between Cendant or any of its subsidiaries or, to the knowledge of Cendant, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Orbitz or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Pursuant to the Stockholder Agreements, Cendant and the Purchaser may be deemed to beneficially own 1,681,943 shares of Class A Common Stock and 27,173,461 shares of Class B Common Stock, constituting 100% of the outstanding shares of Class B Common Stock and approximately 64% of the total outstanding Shares (excluding stock options in respect of shares of Class A Common Stock that are not exercisable within 60 days) as of September 24, 2004. See Section 13—“The Merger Agreement and Other Agreements.”

Available Information.    Pursuant to Rule 14d-3 under the Exchange Act, Cendant and the Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO.

Additionally, Cendant is subject to the information and reporting requirements of the Exchange Act and is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Cendant’s business, principal physical properties, capital structure, material pending legal proceedings, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of Cendant’s securities, any material interests of such persons in transactions with Cendant and certain other matters is required to be disclosed in proxy statements and annual reports distributed to Cendant’s stockholders and filed with the SEC. The Schedule TO and the exhibits thereto, as well as these other reports, proxy statements and other information, may be inspected at the SEC’s public reference library at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 450 Fifth Street, N.W., Washington D.C. 20549. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information relating to Cendant that have been filed via the EDGAR System.

10.    Source and Amount of Funds

The Offers are not conditioned upon any financing arrangements. Cendant and the Purchaser estimate that the total amount of funds required to consummate the Offers and the Merger will be approximately $1.25 billion plus any related transaction fees and expenses. The Purchaser will acquire all such funds from Cendant, which currently intends to use cash on hand and its existing $2.9 billion credit facility with JPMorgan Chase Bank, as administrative agent and the lenders named therein for this purpose. This credit facility matures in December 2005 and borrowings under this facility bear interest at LIBOR plus a margin of 107.5 basis points. In addition, Cendant is required to pay a per annum facility fee of 17.5 basis points under this facility. If the credit ratings assigned to Cendant by nationally recognized debt rating agencies are downgraded to a level below its ratings as of December 31, 2003 but are still investment grade, the interest rate and facility fees on this facility are subject to incremental upward adjustments of 10 and 2.5 basis points, respectively. In the event that such credit ratings are downgraded below investment grade, the interest rate and facility fees are subject to further upward adjustments of 57.5 and 17.5 basis points, respectively. Cendant currently plans to seek an amendment to the terms of this credit facility to increase the funds available thereunder and extend its maturity.

Because the only consideration in the Offers and Merger is cash and the Offers are to purchase all outstanding Shares, and in view of the absence of a financing condition and the amount of consideration payable in relation to the financial capacity of Cendant and its affiliates, the Purchaser believes the financial condition of Cendant and its affiliates is not material to a decision by a holder of Shares whether to sell, tender or hold Shares pursuant to the Offers.

11.    Background of the Offers; Past Contacts, Negotiations and Transactions

The following information was prepared by Cendant and Orbitz. Information about Orbitz was provided by Orbitz and neither Cendant nor the Purchaser takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Cendant or its representatives did not participate.

Cendant continually explores and conducts internal discussions with regard to acquisitions and other strategic corporate transactions that are consistent with its corporate strategies.

In August 2003, Samuel L. Katz, Chairman and Chief Executive Officer, Travel Distribution Services Division and Co-Chairman, Marketing Services Division of Cendant, contacted Jeffrey G. Katz, Chairman, President and Chief Executive Officer of Orbitz, to discuss a possible business combination between Cendant and Orbitz as an alternative to Orbitz’s proposed initial public offering. Also in September 2003, Samuel L. Katz separately contacted representatives of some or all of the Founding Airlines regarding a possible business combination between Cendant and Orbitz and was referred by such representatives to conduct such discussions with Jeffrey G. Katz and Orbitz directly.

Over the course of the next several days, there were preliminary discussions among various representatives of Cendant, Orbitz, Goldman Sachs & Co. (“Goldman Sachs”), Orbitz’s financial advisor in connection with its initial public offering, and representatives of some or all of the Founding Airlines regarding the potential benefits of a business combination involving the two companies, including the possible advantages of such a business combination over Orbitz’s planned initial public offering.

Based on such discussions, on September 4, 2003, the companies executed a confidentiality agreement (the “Confidentiality Agreement”) to allow the exchange of confidential information between them in connection with a possible business combination (see Section 13—“The Merger Agreement, Stockholder Agreements and Other Agreements”). After executing the Confidentiality Agreement, representatives of Orbitz provided representatives of Cendant with limited confidential information, including information made available at a meeting between certain employees of Orbitz and Cendant on September 11, 2003.

During September 2003, representatives of Cendant and Orbitz, at times including Samuel L. Katz and Jeffrey G. Katz continued discussions regarding a possible business combination.

In September 2003, Cendant engaged Citigroup Global Markets Inc. (“Citigroup”) to act as its financial advisor in connection with the proposed transaction.

On September 16, 2003, Cendant delivered to Orbitz’s board of directors a preliminary indication of interest regarding the acquisition of all outstanding equity interests in Orbitz for cash (the “2003 Proposal”). The 2003 Proposal indicated that, based on Orbitz’s SEC filings in connection with its proposed initial public offering and the limited financial information provided to Cendant by Orbitz and Goldman Sachs, Cendant valued Orbitz at a range of $1.07 billion to $1.22 billion and was willing to acquire all of Orbitz’s outstanding equity at such price, subject to satisfactory completion of due diligence.

Between September 16 and 22, 2003, representatives of Cendant, Orbitz and some or all of the Founding Airlines, at times including Samuel L. Katz and Jeffrey G. Katz, held discussions regarding the 2003 Proposal. In such discussions, Cendant received feedback regarding certain key issues in connection with the proposed transaction, including Cendant’s valuation of Orbitz and certain operational matters. During these conversations, representatives of Orbitz indicated that Orbitz’s board of directors would not accept the offer price set forth in the 2003 Proposal.

On September 22, 2003, Cendant delivered a letter (the “Revised 2003 Proposal”) to the board of directors of Orbitz. In the letter, Cendant indicated, among other things, that it would increase the offer set forth in the 2003 Proposal by $100 million, for a total range of $1.17 billion to $1.32 billion, subject to satisfactory completion of due diligence.

Between September 22, 2003 and October 1, 2003, representatives of Cendant, Orbitz and some or all of the Founding Airlines, at times including Samuel L. Katz and Jeffrey G. Katz, held discussions regarding the Revised 2003 Proposal and the circumstances under which Orbitz would be willing to engage in a transaction with Cendant. During these conversations, it was communicated to Cendant by representatives of Orbitz that, in light of the proposed initial public offering of Orbitz, it was the view of Orbitz’s directors that Cendant would need to propose a valuation of $1.45 billion for 100% of the equity of Orbitz in order for Orbitz to be willing to proceed with the transaction.

Between September 25, 2003 and October 1, 2003, representatives of Cendant, Orbitz and some or all of the Founding Airlines held discussions regarding the 2003 Proposal and the circumstances under which Orbitz would proceed with further negotiations.

On October 1, 2003, Cendant sent a letter to the board of directors of Orbitz, discussing in detail its latest valuation range for Orbitz and stating that, given the significant disparity in the valuation expectations of the parties, Cendant did not believe it would be productive to continue its pursuit of an acquisition of Orbitz at that time.

On December 19, 2003, Orbitz completed the initial public offering of its Class A Common Stock, pursuant to which it sold 4,000,000 shares of Class A Common Stock at an offering price of $26.00 per share and received net proceeds of $93.8 million.

In May 2004, Samuel L. Katz telephoned Jeffrey G. Katz regarding the possibility of renewing discussions regarding a possible business combination between Cendant and Orbitz. Also in May 2004, as a courtesy, Samuel L. Katz contacted representatives of some or all of the Founding Airlines to inform them that he was resuming discussions with Orbitz and was advised by such representatives to conduct such discussions with Jeffrey G. Katz and Orbitz directly.

From May 2004 through mid-June 2004, representatives of Cendant and Orbitz engaged in a series of conversations, as a result of which it was agreed that the companies would renew their discussions regarding a possible transaction. Also during this period, representatives of Cendant performed additional limited due diligence on Orbitz.

Commencing on June 4, 2004, representatives of Cendant and Orbitz held various meetings and discussions regarding the potential transaction. Certain confidential information regarding Orbitz was exchanged in connection with these meetings and discussions. From June 4 to June 15, 2004, representatives of Cendant conducted preliminary due diligence on Orbitz, including discussions between Orbitz’s senior management and representatives of CSFB.

On June 18, 2004, Cendant delivered to Orbitz’s board of directors an indication of interest for the acquisition of all outstanding common stock of Orbitz (the “2004 Proposal”). The 2004 Proposal indicated that Cendant then valued Orbitz’s common stock at $30 per share in cash.

On June 28, 2004, the board of directors of Orbitz adopted resolutions relating to the formation of the Special Committee and delegated to it the power and authority to review and evaluate the terms and conditions of Cendant’s proposal or any other proposal considered during the review of Cendant’s proposal or following an announced transaction with Cendant, determine whether any such transaction is fair to, and in the best interests of, Orbitz’s stockholders (other than stockholders that are holders of the Class B Common Stock) and make a recommendation to the board of directors of Orbitz what action, if any, should be taken by Orbitz with respect to any such transaction. While the board of directors of Orbitz retained final approval or declination of a transaction with Cendant, the board of directors of Orbitz further determined not to recommend any transaction for approval by Orbitz’s stockholders or otherwise approve any transaction with Cendant or one considered during the review of Cendant’s proposal or following an announced transaction with Cendant, without such prior favorable recommendation from the Special Committee. Also in June 2004, Merrill Lynch was engaged as financial advisor to the Special Committee.

On June 28, 2004, Jeffrey G. Katz delivered to Samuel L. Katz a counter-proposal in response to Cendant’s proposal of June 18, 2004 (the “Orbitz Counter-Proposal”). The Orbitz Counter-Proposal indicated that Orbitz was prepared to promptly move forward in a transaction in which stockholders of Orbitz would receive $33 per share in cash.

Also on June 28, 2004, Jeffrey G. Katz telephoned Samuel L. Katz in response to the 2004 Proposal and to discuss Orbitz’s counter-proposal of $33 per share in cash. Jeffrey G. Katz indicated during the conversation that even though adjusted net income was likely to exceed published estimates for the second quarter of 2004, Orbitz was concerned that it might not meet its previously-announced revenue target for the second fiscal quarter of 2004, although it had not yet determined the specific amounts of such revisions. Following this conversation, Cendant decided to discontinue negotiations regarding the potential transaction. On or about the same date, Samuel L. Katz contacted representatives of some or all of the Founding Airlines as a courtesy to inform them of Cendant’s discontinuation of negotiations regarding a possible transaction involving Orbitz.

On July 2, 2004, Richard D. Buchband, Vice President, Senior Corporate Counsel and Secretary of Orbitz, sent a letter to Samuel L. Katz requesting the return of confidential information regarding Orbitz that was previously provided to Cendant pursuant to the terms of the Confidentiality Agreement, given the companies’ determination not to continue discussions related to a possible transaction.

Also in July 2004, Samuel L. Katz contacted Jeffrey G. Katz to discuss the possible benefits of delaying the return of confidential information as requested in the July 2, 2004 letter from Mr. Buchband, as well as Orbitz’s recently announced second quarter financial results and revised guidance for the 2004 fiscal year.

In late July 2004, Eric J. Bock, Executive Vice President, Law and Corporate Secretary of Cendant, telephoned Mr. Doernhoefer to discuss Orbitz’s request regarding the return of confidential information regarding Orbitz. Mr. Bock requested that the deadline for compliance with the prior request by Mr. Buchband regarding the return of confidential information regarding Orbitz provided pursuant to the Confidentiality Agreement be extended through September 4, 2004.

On July 28, 2004, Mr. Doernhoefer sent a letter to Mr. Bock confirming that the deadline for compliance with the terms of the Confidentiality Agreement and prior request by Mr. Buchband regarding the return of confidential information regarding Orbitz had been extended until September 4, 2004. Such extension was extended for an indefinite period, subject to termination at Orbitz’s request, pursuant to correspondence from Mr. Doernhoefer to Mr. Bock, dated September 23, 2004.

Over the next few days, there were several conversations between representatives of Cendant and Orbitz, at times including Samuel L. Katz and Jeffrey G. Katz, regarding the terms on which the parties would be willing to renew discussions regarding a possible transaction. During the same period, as a courtesy, Samuel L. Katz separately contacted representatives of some or all of the Founding Airlines to inform them of the possibility of renewing discussions with Orbitz and was referred by such representatives to conduct such discussions with Jeffrey G. Katz and Orbitz directly.

In early August 2004, Cendant continued its discussions with Orbitz and representatives of some or all of the Founding Airlines regarding the possibility of renewing discussions regarding a potential transaction. During this period, Cendant conducted limited preliminary financial due diligence regarding Orbitz’s publicly announced revised earnings guidance (and underlying financial details) for the remainder of 2004 and preliminary projections for fiscal year 2005.

On August 18, 2004, Cendant submitted to the board of directors of Orbitz a revised indication of interest (the “Revised 2004 Proposal”) for the acquisition of all of the outstanding common stock of Orbitz. The Revised 2004 Proposal indicated that Cendant had revised its prior valuation of Orbitz’s common stock from $30 per share to $26 per share in cash, based in large part on Orbitz’s previously-announced revisions to its earnings guidance for fiscal year 2004 and Cendant’s conversations with Orbitz management.

On August 23, 2004, Jeffrey G. Katz telephoned Samuel L. Katz to discuss the Revised 2004 Proposal and Orbitz’s preliminary projections for 2005. During the conversation, Jeffrey G. Katz presented Orbitz’s counterproposal of effecting a potential transaction at an offer price of $28 per share in cash.

On August 26, 2004, Cendant sent a letter to Orbitz’s board of directors indicating that Cendant had reviewed Orbitz’s latest projections and could not accept its counterproposal for a potential transaction at an offer price of $28 per share in cash. Cendant indicated that it was prepared to increase its proposal to $27 per share in cash. Cendant further indicated that its Revised 2004 Proposal was subject to satisfactory completion of confirmatory due diligence, final approval of Cendant’s board of directors, the negotiation and execution of a definitive transaction agreement and the receipt of any required regulatory approvals. Over the course of the next several days, representatives of Cendant and Orbitz and their respective financial advisors and legal counsel had numerous discussions relating to the proposed terms of the business combination and various due diligence items.

On August 30, 2004, Cendant’s legal advisor distributed initial drafts of the definitive agreements relating to the Offers and the Merger, including, among other things, the Merger Agreement and Stockholder Agreements, to Orbitz and its representatives. From late August through September 28, 2004, Cendant, Orbitz and their respective advisors continued to engage in Cendant’s due diligence review of Orbitz in meetings and on telephone conferences, as well as through documentation provided by Orbitz, and to negotiate the terms of the definitive agreements.

On September 10, 2004, members of Cendant management, including Samuel L. Katz, made a presentation to the board of directors of Cendant regarding the proposed acquisition of Orbitz, in which management reviewed the negotiation process to date, the strategic rationale for the transaction and the potential reaction of Cendant’s stockholders to the transaction, among other things.

On September 18 and 19, 2004, there were a series of meetings at the offices of Cendant’s legal advisor in New York and telephone conferences, in which various representatives of Cendant and Orbitz and their respective legal and financial advisors participated, in order to negotiate the terms of the definitive agreements.

Over the course of the next several days, there were numerous discussions between legal counsel to the parties to finalize the language of the definitive agreements. Cendant continued its operational, financial and legal diligence investigation of Orbitz’s business during this period.

On September 22, 2004, there was a meeting of senior managers of Cendant, including members of the investment committee of Cendant, at which Samuel L. Katz and a representative of Citigroup updated such senior managers and members of the investment committee on the current status of the proposed transaction, including key due diligence findings, updated financial analyses and the principal terms of the draft definitive agreements. At the conclusion of the meeting, such senior managers and members of the investment committee agreed to recommend the proposed transaction to the board of directors of Cendant.

On September 24, 2004, members of Cendant’s management, including Samuel L. Katz, representatives of Citigroup and Cendant’s legal counsel presented to the board of directors of Cendant an overview of the proposed transaction at a recommended purchase price of between $27 and $28 per share. The presentation included a discussion of the strategic rationale for the proposed transaction, benefits of the proposed transaction, likely investor perception of the transaction and the terms of the Merger Agreement and proposed Stockholder Agreements, among other things. After discussion, the board of directors unanimously approved the transaction as described in the materials presented to the board of directors of Cendant.

On September 26, 2004, representatives of Orbitz and Cendant, together with counsel for Orbitz, counsel to the Special Committee, Cendant and counsel to the Founding Airlines met in Chicago to discuss and finalize the terms of the Merger Agreement and Stockholder Agreements.

On September 27, 2004, revised drafts of the Merger Agreement and the Stockholder Agreements were circulated to Orbitz, the Special Committee, Cendant, the Founding Airlines and their respective counsel.

After the close of financial markets on the afternoon of September 28, 2004, Cendant and Orbitz entered into final negotiations with respect to the Merger Agreement and Cendant, the Founding Airlines and Orbitz conducted final negotiations on the Stockholder Agreements.

Early on the morning of September 29, 2004, prior to the opening of the financial markets, Cendant, Orbitz, the Special Committee and the Purchaser finalized and executed the definitive Merger Agreement. At the same time, certain stockholders of Orbitz signed the Stockholder Agreements. A joint press release announcing the transaction was issued immediately after the signing of the definitive Merger Agreement.

On October 6, 2004, the Purchaser commenced the Offers. During the Offers, Cendant and the Purchaser intend to have ongoing contact with Orbitz and its directors, officers, stockholders and representatives.

Prior Transactions.    Several subsidiaries of Cendant have entered into agreements and other transactions relating primarily to travel distribution services with the Founding Airlines on arms’ length basis in the ordinary course of business from time to time during the past two years with a value of approximately $320.9 million in the aggregate for the 2002 fiscal year, approximately $377.5 million in the aggregate for the 2003 fiscal year and approximately $248.7 million in the aggregate for the 2004 fiscal year to date, and may enter into additional arms’ length agreements and transactions with the Founding Airlines in the ordinary course of business from time to time in the future.

12.    Purpose of the Offers; Plans for Orbitz; Other Matters

Purpose of the Offers.    The purpose of the Offers is to enable Cendant to acquire control of, and the entire equity interest in, Orbitz. The Offers are being made pursuant to the Merger Agreement and are intended to increase the likelihood that the Merger will be effected. The purpose of the Merger is to acquire all outstanding Shares not purchased pursuant to the Offers. The transaction structure includes the Merger in order to ensure the acquisition by Cendant of all the outstanding Shares.

If the Merger is consummated, Cendant’s common equity interest in Orbitz would increase to 100% and Cendant would be entitled to all the benefits resulting from that interest. These benefits include complete management with regard to the future conduct of Orbitz’s business and any increase in its value. Similarly, Cendant will also bear the risk of any losses incurred in the operation of Orbitz and any decrease in the value of Orbitz.

Orbitz stockholders who sell their Shares in the Offers will cease to have any equity interest in Orbitz and to participate in any future growth in Orbitz. If the Merger is consummated, the stockholders of Orbitz will no longer have an equity interest in Orbitz and instead will have only the right to receive cash consideration pursuant to the Merger Agreement. See Section 13—“The Merger Agreement, Stockholder Agreements and Other Agreements.” Similarly, the stockholders of Orbitz will not bear the risk of any decrease in the value of Orbitz after selling their Shares in the Offers or the subsequent Merger.

Except as disclosed in this Offer to Purchase, neither Cendant nor the Purchaser has any present plan or proposal that would result in the acquisition by any person of additional securities of Orbitz, or the disposition of securities of Orbitz, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Orbitz or its subsidiaries or the sale or transfer of a material amount of assets of Orbitz or its subsidiaries. After the purchase of the Shares by the Purchaser pursuant to the Offers, Cendant may appoint its representatives to the board of directors of Orbitz in proportion to its ownership of the outstanding Shares, as described below under the caption “Orbitz’s Board of Directors” in Section 13—“The Merger Agreement, Stockholder Agreements and Other Agreements.” Following completion of the Offers and the Merger, Cendant intends to operate Orbitz as a subsidiary of Cendant under the direction of Cendant’s management. Cendant will continue to evaluate and review Orbitz and its business, assets, corporate structure, capitalization, operations, properties, policies, management and personnel with a view toward determining how optimally to realize any potential benefits which arise from the rationalization of the operations of Orbitz with those of the other business units and subsidiaries of Cendant. Such evaluation and review is ongoing and is not expected to be completed until after the consummation of the Offers and the Merger. If, as and to the extent that Cendant acquires control of Orbitz, Cendant will complete such evaluation and review of Orbitz and will determine what, if any, changes would be desirable in light of the circumstances and the strategic business portfolio which then exist. Such changes could include, among other things, restructuring Orbitz through changes in Orbitz’s business, corporate structure, certificate of incorporation, by-laws, capitalization or management or could involve consolidating and streamlining certain operations and reorganizing other businesses and operations. Accordingly, Cendant and the Purchaser reserve the right to change their plans and intentions at any time, as they deem appropriate.

The Stockholders have acknowledged, pursuant to the Stockholder Agreements, that the consummation of the transactions contemplated by the Merger Agreement or the Stockholder Agreements, including the purchase of Shares by us and pursuant to the Offers and the Merger, will not give the Stockholders any right to terminate certain existing supply contracts and agreements between the Stockholders and Orbitz.

Cendant, the Purchaser or an affiliate of Cendant may, following the consummation or termination of the Offers, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon such terms and at such prices as they will determine, which may be more or less than the price paid in the Offers.

Stockholder Approval.    Under the DGCL, the approval of the Orbitz board of directors and the affirmative vote of the holders of a majority of the voting power of the outstanding Shares is required to adopt and approve the Merger Agreement and the Merger. Orbitz has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by Orbitz and the consummation by Orbitz of the transactions contemplated by the Merger Agreement have been duly authorized by all necessary corporate action on the part of Orbitz, subject to (i) the approval of the Merger by the affirmative vote of a majority of the voting power of the outstanding Shares, voting together as a single class, if required in accordance with the DGCL and (ii) any approval required by Section 8.2(a) of Orbitz’s certificate of incorporation (which requires the consent of two-thirds of the Class B Common Stock for any merger of Orbitz), Section 8.2(b) of Orbitz’s certificate of incorporation (which requires the consent of two-thirds of the series of Class B Common Stock for any transaction between Orbitz and holders of shares of Class B Common Stock involving a merger, acquisition, consolidation, reorganization, issuance of securities, sale of assets or similar transaction) and Section 8.2(c) of Orbitz’s certificate of incorporation (which requires the unanimous consent of the holders of Class B Common Stock for the merger of Orbitz with any person who (or whose affiliates) displays airline fares on a website in other than an unbiased manner). Orbitz has further represented that the approvals described in clauses (i) and (ii) of the preceding sentence are the only votes of the holders of any class or series of Orbitz’s capital stock necessary to adopt and approve the Merger and the Merger Agreement, and no vote of any other class or series of Orbitz’s capital stock is necessary to approve any of the transactions contemplated by the Merger Agreement and the Stockholder Agreements other than the Merger. Each holder of Class B Common Stock has also delivered to Orbitz a written consent in lieu of a meeting granting the approvals for the Merger required under Sections 8.2(a), 8.2(b) and 8.2(c) of Orbitz’s certificate of incorporation. The effectiveness of the written consent delivered by United is subject to United obtaining the United Bankruptcy Court Approval. See Section 9—“Certain Information Concerning Cendant and the Purchaser.” Orbitz has agreed to duly call, give notice of, convene and hold a special meeting of its stockholders to consider and take action upon the approval and adoption of the Merger Agreement and the approval of the Merger as soon as reasonably practicable following the acceptance for payment and purchase of Shares by the Purchaser pursuant to the Offers for the purpose of considering and taking action upon the Merger Agreement if required by applicable law to consummate the Merger. Cendant has agreed to vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of its other subsidiaries in favor of the approval of the Merger and the adoption of the Merger Agreement.

Pursuant to the Stockholder Agreements, certain Orbitz stockholders have agreed (subject to the terms of the Stockholder Agreements and, in the case of United, to the requisite approvals of the Bankruptcy Court) to irrevocably tender (subject to the right of each holder of Class B Common Stock to terminate the Stockholder Agreement to which it is a party and withdraw any Shares tendered into the Offers, pursuant to the terms of the Stockholder Agreements) into the Offers all Shares (other than, in the case of Jeffrey G. Katz, 50,001 restricted shares of Class A Common Stock), which represent 100% of the outstanding shares of Class B Common Stock and approximately 61% of the outstanding Shares on a fully diluted basis and approximately 95% of the voting power of Orbitz as of September 24, 2004. See Section 13—“The Merger Agreement and Other Agreements.” As a result, Cendant and the Purchaser would have the ability to effect the Merger without the affirmative votes of any other Orbitz stockholders, subject to effectiveness of the consents under Section 8.2(c) of Orbitz’s certificate of incorporation as described in the preceding paragraph. Cendant and Purchaser will also have the ability to effect the Merger if they acquire all of the outstanding Class B Shares in the Offers.

Short-Form Merger.    Section 253 of the DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class of another corporation, the corporation holding such stock may merge such corporation into itself without any action or vote on the part of the board of directors or the stockholders of such other corporation (such merger, a “Short-Form Merger”). In the event that Cendant, the Purchaser and any other subsidiaries of Cendant acquire in the aggregate at least 90% of each class of capital stock entitled to vote on the Merger, pursuant to the Offers or otherwise, then, at the election of Cendant, a Short-Form Merger could be effected without any approval of the Orbitz board of directors or the stockholders of Orbitz, subject to compliance with the provisions of Section 253 of the DGCL and Section 8.2 of Orbitz’s certificate of incorporation (described above). Even if Cendant and the Purchaser do not own 90% of each class of capital stock entitled to vote on the Merger following consummation of the Offers, Cendant and the Purchaser could seek to purchase additional Shares in the open market or otherwise in order to reach the 90% threshold and employ a Short-Form Merger. The per-share consideration paid for any Shares so acquired may be greater or less than that paid in the Offers. Cendant presently intends to effect a Short-Form Merger if permitted to do so under the DGCL.

Going Private Transactions.    The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offers in which the Purchaser seeks to acquire the remaining Shares not held by it. The Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offers and, in the Merger, stockholders will receive the same price per Share as paid in the Offers. Rule 13e-3 requires, among other things, that certain financial information concerning Orbitz and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Appraisal Rights.    Holders of the Shares do not have appraisal rights in connection with the Offers. However, if the Merger is consummated, holders of the Shares at the Effective Time will have certain rights pursuant to the provisions of Section 262 of the DGCL, including the right to dissent and demand appraisal of, and to receive payment in cash of the fair value of their Shares. Dissenting Orbitz stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

THE FOREGOING SUMMARY OF THE APPRAISAL RIGHTS OF STOCKHOLDERS SEEKING APPRAISAL RIGHTS UNDER THE DGCL DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY APPRAISAL RIGHTS AVAILABLE UNDER THE DGCL. THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL. IF A STOCKHOLDER WITHDRAWS OR LOSES HIS RIGHT TO APPRAISAL, SUCH HOLDER’S SHARES WILL BE AUTOMATICALLY CONVERTED INTO, AND REPRESENT ONLY THE RIGHT TO RECEIVE, THE MERGER CONSIDERATION, WITHOUT INTEREST.

13.    The Merger Agreement, Stockholder Agreements and Other Agreements.

Merger Agreement

The following summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which is incorporated herein by reference. A copy of the Merger Agreement has been filed by Cendant and the Purchaser, pursuant to Rule 14d-3 under the Exchange Act, as Exhibit (d)(i) to Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8—“Certain Information Concerning Orbitz.” Stockholders and other interested parties should read the Merger Agreement in its entirety for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Merger Agreement.

The Offers.    The Merger Agreement provides for the making of the Offers. The terms of the Offers are described in Article I—“The Offers and Merger.” The obligation of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offers is subject to the satisfaction of the Minimum Condition and certain other conditions described in Section 14—“Certain Conditions of the Offers.”

The Merger.    The Merger Agreement provides that, following the consummation of the Offers, subject to the terms and conditions thereof, at the effective time of the Merger:

•	the Purchaser will be merged with and into Orbitz and, as a result of the Merger, the separate corporate existence of the Purchaser will cease;

•	Orbitz will be the successor or surviving corporation (sometimes referred to as the “Surviving Corporation”) in the Merger and will continue to be governed by the laws of the State of Delaware; and

•	the separate corporate existence of Orbitz, with all its rights, privileges, immunities, powers and franchises, will continue unaffected by the Merger.

Upon consummation of the Merger, the certificate of incorporation will be amended to read in the form attached as Exhibit A to the Merger Agreement and, as so amended, will be the certificate of incorporation of the Surviving Corporation and the bylaws of the Purchaser will be amended to read in the form attached as Exhibit B to the Merger Agreement and, as so amended, will be the bylaws of the Surviving Corporation.

The respective obligations of Cendant and the Purchaser, on the one hand, and Orbitz, on the other hand, to effect the Merger are subject to the satisfaction on or prior to the closing of the Merger of each of the following conditions:

•

the Merger and the Merger Agreement will have been approved and adopted by the affirmative vote of the holders of (i) a majority of the Shares, voting together as a single class and (ii) any approval required by Section 8.2(a) (which requires the consent of two-thirds of the Class B Common Stock for any merger of Orbitz), Section 8.2(b) of Orbitz’s certificate of incorporation (which requires the consent of two-thirds of the series of Class B Common Stock for any transaction between Orbitz and holders of shares of Class B Common Stock involving a merger, acquisition, consolidation, reorganization, issuance of securities, sale of assets or similar transaction) and 8.2(c) (which requires the unanimous consent of the holders of

Class B Common Stock for the merger of Orbitz with any person who (or whose affiliates) displays airline fares on a website in other than an unbiased manner) of Orbitz’s certificate of incorporation, unless any such stockholder approval has been waived by the Purchaser;

•	no statute, rule or regulation will have been enacted or promulgated by any governmental entity which prohibits the consummation of the Merger, and there will be no order or injunction of a court of competent jurisdiction in effect preventing consummation of the Merger; and

•	the Purchaser will have accepted for payment and purchased, or caused to be accepted for payment and purchased, all Shares validly tendered and not withdrawn pursuant to the Offers; provided, however, that, this condition will be deemed to have been satisfied with respect to the obligation of Cendant and the Purchaser to effect the Merger if the Purchaser fails to accept for payment or pay for Shares validly tendered and not withdrawn pursuant to the Offers in violation of the terms of the Offers or of the Merger Agreement.

The Merger Agreement provides that, if all conditions to the Offers have not been satisfied or waived on the initial expiration date of the Offers the Purchaser may extend the Offers for such period as the Purchaser may determine to a date that is no later than the Drop Dead Date (as defined below) and the Purchaser may, in its sole discretion, provide a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act. In addition, Cendant and the Purchaser have agreed that if at any scheduled expiration date of the Offers, the conditions to the Offers relating to the expiration or termination of the applicable waiting period under the HSR Act, litigation in connection with the Offers, governmental approvals and stockholder approvals have not been satisfied or waived, but at such scheduled expiration date all of the other conditions to the Offers described in Section 14 have then been satisfied, or if not then satisfied are reasonably capable of being satisfied, then, at the request of Orbitz (received at least 24 hours prior to the then-scheduled expiration date of the Offers and confirmed in writing), the Purchaser will extend the Offers, in the case of the litigation condition, the governmental approval condition or the stockholder approval condition not being satisfied, to a date that is no later than January 31, 2005, and, in the case of the HSR condition or the litigation condition (to the extent relating solely to antitrust and competition law matters) not being satisfied, to a date that is no later than April 30, 2005.

In the event that Cendant receives a notice of Superior Proposal (as defined below) at any time, we will, if the Matching Bid Date (as defined below) is later than the scheduled expiration date of the Offers, extend the Offers until 5:00 p.m. Eastern Time on the later of (i) the earlier of (x) the second full business day after Cendant’s delivery of a matching bid, if any, or (y) the first full business day after the Purchaser notifies Orbitz in writing that it waives any and all rights to make a matching bid (and releases Orbitz from its obligations with respect thereto) or fails to provide such notice to Orbitz and (ii) in the event Orbitz establishes a final deadline for the submission of proposals following Cendant’s initial submission of a matching bid, the second full business day following such final deadline (the later of the dates specified in clauses (i) and (ii) above, the “Matching Bid Date”). The Purchaser may increase the price per share paid in the Offers and extend the Offers to the extent required by law in connection with such increase, in each case in our sole discretion and without Orbitz’s consent. Any increase or decrease in the price per share paid in the Offers, modification, amendment or waiver of any terms of or conditions to any of the Offers, consents with respect to any of the Offers or extension if relevant or applicable of any of the Offers will, in each case, be made to both Offers simultaneously or not at all. The Purchaser will not terminate the Offers prior to any scheduled expiration date (as the same may be extended or required to be extended) without the written consent of Orbitz except in the event that the Purchaser terminates the Merger Agreement pursuant to its terms.

Conversion of Capital Stock.    As of the effective time of the Merger, by virtue of the Merger and without any action on the part of the holders of any securities of Orbitz or common stock, par value $0.01 per share, of the Purchaser:

•	each issued and outstanding share of the Purchaser’s common stock will be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation;

•	all Shares that are owned by Orbitz as treasury stock and any Shares owned by Cendant, the Purchaser or any other wholly owned subsidiary of Cendant will be cancelled and will cease to exist, and no consideration will be delivered in exchange therefor; and

•	each issued and outstanding Share (other than Shares to be cancelled in accordance with the preceding bulleted subparagraph and other than Shares held by a holder who has not consented to the Merger and who has complied with Section 262 of the DGCL) will be converted into the right to receive the price per Share paid in the Offers, payable to the holder in cash, without interest.

From and after the effective time of the Merger, all such Shares will no longer be outstanding and will automatically be cancelled and will cease to exist, and each holder of a certificate representing any such Shares will cease to have any rights with respect thereto, except the right to receive the price per Share paid in the Offers, payable to the holder in cash, therefor upon the surrender of such certificate, without interest thereon. Stockholders who exercise appraisal rights under Section 262 of the DGCL will receive a judicially determined fair value for their Shares. See Section 12—“Purpose of the Offers; Plans for Orbitz; Other Matters.”

Conversion of Series A Preferred Stock.    Each issued and outstanding share of Series A Preferred Stock (other than preferred shares held by a holder who has not voted in favor of the adoption of the Merger Agreement and who has complied with Section 262 of the DGCL) will be converted into the right to receive the liquidation preference per share of Series A Preferred Stock, payable to the holder in cash, without interest. From and after the effective time of the Merger, all such shares of Series A Preferred Stock will no longer be outstanding and will automatically be cancelled and will cease to exist, and each holder of a certificate representing any such shares will cease to have any rights with respect thereto, except the right to receive the liquidation preference per share of Series A Preferred Stock, payable to the holder in cash, therefor upon the surrender of such certificate to Orbitz, without interest thereon. Upon surrender of such certificate for cancellation to Orbitz, the holder of such certificate will be entitled to receive in exchange therefor the liquidation preference per share of Series A Preferred Stock, payable to the holder in cash, for each share of Series A Preferred Stock formerly represented by such certificate and the certificate so surrendered will be cancelled. Orbitz will provide all holders of the Series A Preferred Stock with the notice required by the Certificate of Designations, Preferences and Rights of the Series A Preferred Stock attached as Exhibit A to Orbitz’s certificate of incorporation.

Orbitz Option Plans.    As of the effective time of the Merger, each outstanding employee stock option or right to acquire shares of Class A Common Stock (each, a “Orbitz Stock Option” or “Orbitz Stock Options”) granted under Orbitz’s 2000 Stock Plan or Orbitz’s Amended and Restated 2002 Stock Plan (together, the “Option Plans”), whether or not then exercisable, will (a) with respect to the portion thereof that is vested immediately prior to the effective time of the Merger in accordance with the terms of the Option Plans as in effect on the date of the Merger Agreement and upon receipt of any necessary optionholder consent, be cancelled in exchange for a single lump sum cash payment equal to (reduced by any applicable withholding tax) the product of (i) the excess, if any, of the price per Share paid in the Offers, payable to the holder in cash, without interest, over the per share exercise price of such Orbitz Stock Option immediately before the effective time of the Merger and (ii) the number of shares of Class A Common Stock issuable upon exercise of the vested portion of such Orbitz Stock Option immediately before the effective time of the Merger and (b) with respect to the unvested portion thereof (or the vested portion thereof (as described above) to the extent necessary optionholder consent is not obtained) be assumed by Cendant and converted into an option to purchase common stock of Cendant, par value $0.01 per share (“Cendant Common Stock”) in accordance with the Merger Agreement. Each unvested portion of any Orbitz Stock Option (or the vested portion thereof (as described above) to the extent necessary optionholder consent is not obtained) so converted will continue to have, and be subject to, the same terms and conditions (including vesting schedule) as set forth in the applicable Option Plan and any agreements thereunder immediately prior to the effective time of the Merger, except that, as of the effective time of the Merger:

•	each Orbitz Stock Option will be exercisable for that number of shares of Cendant Common Stock equal to the product of the number of Shares that were issuable upon exercise of such Orbitz Stock Option immediately prior to the effective time of the Merger multiplied by the Option Exchange Ratio (as defined below), rounded down to the nearest whole number of shares of Cendant Common Stock, and

•	the per share exercise price for the shares of Cendant Common Stock issuable upon exercise of such Orbitz Stock Option so converted will be equal to the quotient determined by dividing the exercise price per Share at which such Orbitz Stock Option was exercisable immediately prior to the effective time of the Merger by the Option Exchange Ratio, rounded up to the nearest whole cent.

“Option Exchange Ratio” means a ratio of 1.2489 shares of Cendant Common Stock per share of Class A Common Stock. No later than five business days after the closing of the Merger, Cendant will register the shares of Cendant Common Stock issuable upon exercise of Orbitz Stock Option converted pursuant to Section 2.4 of the Merger Agreement by filing an effective registration statement on Form S-8 (or any successor form) or another appropriate form with the SEC, and Cendant will use commercial best efforts to maintain the effectiveness of such registration statement and maintain the current status of the prospectus with respect thereto for so long as such options remain outstanding.

Restricted Stock.    Notwithstanding the conversion of the common stock described above, each outstanding award of restricted Class A Common Stock of Orbitz will be converted into the right to receive the price per Share paid in the Offers, payable to the holder in cash, without interest, but remain subject to, the applicable terms and conditions of the corresponding restricted Class A Common Stock award agreement and Option Plan pursuant to which such restricted Class A Common Stock has been granted. The price per Share paid in the Offers in respect of restricted Class A Common Stock is payable at such times as the restricted Class A Common Stock would have become vested pursuant to the applicable vesting schedules contained in the restricted Class A Common Stock award agreements in effect as of the date of the Merger Agreement, subject to acceleration as provided in employment or other agreements between Orbitz and each holder of restricted Class A Common Stock. Prior to the payment of the price per Share paid in the Offers in respect of any restricted Class A Common Stock, no Orbitz employee has any interest in such payment beyond that of a general unsecured creditor of Cendant.

Orbitz’s Board of Directors.    Promptly upon, and at all times after, the purchase of and payment for any Shares by Cendant or the Purchaser pursuant to the Offers which represents at least a majority of the Shares outstanding and no less than a majority of the voting power of the outstanding shares of capital stock of Orbitz entitled to vote in the election of directors and at all times thereafter, Cendant will be entitled to elect or designate such number of directors, rounded up to the next whole number, on Orbitz’s board of directors as is equal to the product of the total number of directors on Orbitz’s board of directors (giving effect to the directors elected or designated by Cendant pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser, Cendant and any of their affiliates bears to the total number of Shares then outstanding. Orbitz (including its board of directors and committees thereof) will, upon Cendant’s request at any time following the purchase of and payment for Shares pursuant to the Offers take such actions, including but not limited to promptly filling vacancies or newly created directorships on Orbitz’s board of directors, promptly increasing the size of Orbitz’s board of directors (including by amending Orbitz’s bylaws if necessary so as to increase the size of Orbitz’s board of directors) and/or promptly securing the resignations of such number of its incumbent directors (subject to the right of any holder of Class B Common Stock to designate directors of Orbitz as provided in its certificate of incorporation) as are necessary to enable Cendant’s designees to be so elected or designated to Orbitz’s board of directors, and will use its commercial best efforts to cause Cendant’s designees to be so elected or designated at such time. Orbitz will, upon Cendant’s request following the purchase of and payment for Shares pursuant to the Offers, also cause persons elected or designated by Cendant to constitute the same percentage (rounded up to the next whole number) as is on Orbitz’s board of directors of each committee of Orbitz’s board of directors (other than the Special Committee), each board of directors (or similar body) of each subsidiary of Orbitz, and each committee (or similar body) of each such board, in each case only to the extent permitted by applicable law or the rules of any stock exchange on which the shares of Class A Common Stock are listed.

In the event that Cendant’s designees are elected or designated to Orbitz’s board of directors, then, until the effective time of the Merger, Orbitz will cause Orbitz’s board of directors to maintain three directors who are designated as Class A Directors on the date of the Merger Agreement (the “Independent Directors”). However, if any Independent Director is unable to serve due to death or disability, the remaining Independent Director(s) will be entitled to elect or designate another person (or persons) to fill such vacancy, and such person (or persons) will be deemed to be an Independent Director for purposes of the Merger Agreement. If no Independent Director then remains, the other directors will designate three persons to fill such vacancies and such persons will be deemed Independent Directors for purposes of the Merger Agreement. If Cendant’s designees constitute a majority of Orbitz’s board of directors after the acceptance for payment of Shares pursuant to the Offers and prior to the effective time of the Merger, then the affirmative vote of a majority of the Independent Directors will (in addition to the approval rights of Orbitz’s board of directors or stockholders as may be required by its certificate of incorporation, bylaws or applicable law) be required to:

•	amend or terminate the Merger Agreement by Orbitz;

•	exercise or waive any of Orbitz’s rights, benefits or remedies under the Merger Agreement, if such action would materially and adversely affect holders of Shares other than Cendant or the Purchaser or adversely affect any director;

•	amend Orbitz’s certificate of incorporation or bylaws if such action would materially and adversely affect holders of Shares other than Cendant or the Purchaser; or

•	take any other action of Orbitz’s board of directors under or in connection with the Merger Agreement if such action would materially and adversely affect holders of Shares other than Cendant or the Purchaser; provided, however, that if there are no Independent Directors as a result of such persons’ deaths, disabilities or refusal to serve, then such actions may be effected by majority vote of the entire board of directors of Orbitz.

The directors of the Purchaser immediately prior to the effective time of the Merger will, from and after the effective time of the Merger, be the directors of the Surviving Corporation, and the officers of Orbitz immediately prior to the effective time of the Merger will, from and after the effective time of the Merger, be the officers of the Surviving Corporation, in each case until their respective successors are duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws.

Stockholders’ Meeting; Merger Without a Meeting of Stockholders.    Pursuant to the Merger Agreement, if required by applicable law in order to consummate the Merger, Orbitz, acting through its board of directors, will in accordance with applicable law:

•	duly call, give notice of, convene and hold a special meeting of its stockholders (the “Special Meeting”) as soon as reasonably practicable following the acceptance for payment and purchase of Shares by Orbitz pursuant to the Offers for the purpose of considering and taking action upon the Merger Agreement;

•	prepare and file with the SEC a preliminary proxy or information statement relating to the Merger and the Merger Agreement and, subject to certain limitations, use its commercial best efforts to obtain and furnish the information required to be included by the SEC in the Proxy Statement (as hereinafter defined) and, after consultation with Cendant, respond promptly to any comments made by the SEC with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement (the “Proxy Statement”) to be mailed to its stockholders;

•	subject to certain limitations, include in the Proxy Statement the recommendations of Orbitz’s board of directors that stockholders of Orbitz vote in favor of the approval of the Merger and the adoption of the Merger Agreement and the recommendations of the Special Committee that such holders of the Class A Common Stock (other than the stockholders who entered into the Stockholder Agreement (excluding Jeffrey G. Katz)) vote in favor of the approval of the Merger and the adoption of the Merger Agreement; and

•	subject to certain limitations, use its commercial best efforts to solicit from its stockholders proxies in favor of the Merger and take all other action reasonably necessary or advisable to secure the approval of stockholders required by the DGCL and any other applicable law to effect the Merger.

The Merger Agreement provides that Cendant will vote, or cause to be voted, all of the Shares then owned by it, Orbitz or any of its other subsidiaries and affiliates in favor of the approval of the Merger and adoption of the Merger Agreement.

Notwithstanding Orbitz’s obligations under the Merger Agreement in respect of the Special Meeting, in the event Cendant, the Purchaser or any other subsidiary of the Purchaser acquire at least 90% of the outstanding shares of each class of capital stock of Orbitz entitled to vote on the Merger, pursuant to the Offers or otherwise, Cendant, the Purchaser and Orbitz will, at the request of Cendant and subject to the conditions to the obligations of the parties to effect the Merger, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of stockholders of Orbitz, in accordance with Section 253 of the DGCL.

Interim Operations; Covenants.    Orbitz has agreed that, except as expressly contemplated by the Merger Agreement, as in the ordinary course of business consistent with past practice which would not require the approval of the Orbitz’s board of directors or as agreed in writing by Cendant, after the date of the Merger Agreement, and prior to the earlier of the termination of the Merger Agreement in accordance with its terms and the time the designees of Cendant have been elected to, and constitute a majority of, Orbitz’s board of directors (the “Appointment Date”):

•	each of Orbitz and its subsidiaries will use commercial best efforts to conduct their business in the ordinary course of business consistent with past practice, and each of Orbitz and its subsidiaries will use its commercial best efforts to preserve its present business and organization substantially intact and maintain such relations with customers, suppliers, employees, contractors, distributors and others having business dealings with it as are reasonably necessary to preserve substantially intact its present business and organization;

•	subject to certain limitations, Orbitz will not, directly or indirectly, take any of the actions described in its bylaws as requiring approval from its board of directors;

•	Orbitz will not, directly or indirectly:

•	amend its certificate of incorporation or bylaws or similar organizational documents;

•	increase the size of Orbitz’s board of directors;

•	split, combine or reclassify the outstanding Shares or any outstanding capital stock of Orbitz;

•	declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock (other than regular quarterly dividends on the Series A Preferred Stock or dividends paid by a wholly owned subsidiary of Orbitz to Orbitz or any other wholly owned subsidiary of Orbitz);

•	issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options (other than such options listed on Orbitz’s disclosure schedule to the Merger Agreement), warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of Orbitz or any of its subsidiaries, other than Shares reserved for issuance on the date of the Merger Agreement pursuant to the exercise of the Orbitz Stock Options outstanding on the date of the Merger Agreement or issued upon the conversion of shares of the Class B Common Stock or Series A Preferred Stock outstanding on the date of the Merger Agreement;

•	effect any registration of shares of capital stock of any class of Orbitz or any of its subsidiaries (whether pursuant to demand registration rights of stockholders or otherwise); or

•	redeem, purchase or otherwise acquire any shares of any class or series of its capital stock, or any instrument or security which consists of or includes a right to acquire such shares except in connection with the exercise of repurchase rights or rights of first refusal in favor of Orbitz with respect to shares of Orbitz common stock issued upon exercise of Orbitz Stock Options granted under Orbitz Option Plans;

•	except as required by applicable law, neither Orbitz nor its subsidiaries will make any change in the compensation or benefits payable or to become payable to any of its officers, directors, employees, agents or consultants (other than increases in wages to employees who are not directors or affiliates, in the ordinary course of business consistent with past practice) or as required under the terms of any benefit plan or applicable law, enter into or amend any employment, severance, consulting, termination or other agreement or employee benefit plan or make any loans to any of its officers, directors, employees, affiliates, agents or consultants (other than advances for reasonable business travel or other customary business expenses or in connection with the transactions contemplated by the Merger Agreement) or make any change in its existing borrowing or lending arrangements for or on behalf of any of such persons pursuant to a Orbitz benefit plan or otherwise;

•	except as required by applicable law, neither Orbitz nor its subsidiaries will pay or make any accrual or arrangement for payment of any pension, retirement allowance or other employee benefit pursuant to any existing plan, agreement or arrangement to any officer, director, employee or affiliate or pay or agree to pay or make any accrual or arrangement for payment to any officers, directors, employees or affiliates of Orbitz of any amount relating to unused vacation days, except payments and accruals made in the ordinary course of business consistent with past practice; adopt or pay, grant, issue, accelerate or accrue salary or other payments or benefits pursuant to any pension, profit-sharing, bonus, extra compensation, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, group insurance, severance pay, retirement or other employee benefit plan, agreement or arrangement, or any employment or consulting agreement with or for the benefit of any Orbitz director, officer, employee, agent or consultant, whether past or present, or amend in any material respect any such existing plan, agreement or arrangement in a manner inconsistent with the foregoing;

•	neither Orbitz nor its subsidiaries will waive, release or assign any rights or claims under any of Orbitz’s agreements, including agreements relating to intellectual property, having a value in excess of $250,000 individually or $1,000,000 in the aggregate;

•	neither Orbitz nor its subsidiaries will permit any insurance policy naming it as a beneficiary or a loss payee to be cancelled or terminated without notice to Cendant;

•	neither Orbitz nor its subsidiaries will:

•	make any loans, advances or capital contributions to, or investments in, any other person, in excess of $250,000 individually or $1,000,000 in the aggregate;

•	enter into any commitment or transaction (including, but not limited to, any borrowing, capital expenditure or purchase, sale, lease or license of assets (tangible or intangible) or real estate) involving aggregate payments to or by Orbitz or any of its subsidiaries with respect to any commitment or transaction of $5,000,000 or greater;

•	however, with respect to any transaction or commitment involving aggregate payments to or from Orbitz or any of its subsidiaries in an amount greater with respect to any commitment or transaction than $1,000,000, Orbitz will, subject to applicable law, take into account the integration plans and strategy for the combined businesses; and

•	with respect to any such commitment or transaction involving aggregate payments to or from Orbitz or any of its subsidiaries in an amount greater with respect to any commitment or transaction than $3,000,000, obtain the consent of Cendant (such consent not to be unreasonably withheld) prior to proceeding therewith; provided, however, that this restriction will not prohibit Orbitz from entering into a lease agreement for office space at Orbitz’s current headquarters building for a term not in excess of three years at an aggregate cost not in excess of $1,000,000 (provided, that in making any decision to enter into such lease, subject to applicable law, Orbitz will give due consideration to any plans of Cendant for office space expansion after the closing of the Merger and otherwise takes into account the integration plans and strategy for the combined businesses); or

•	create or allow to be created any encumbrance (other than certain encumbrances permitted under the Merger Agreement) upon the current assets of Orbitz, including, without limitation, cash and cash equivalents as reflected on the most recent balance sheet of Orbitz in an amount greater than $250,000 individually or $1,000,000 in the aggregate;

•	neither Orbitz nor its subsidiaries will change any of the accounting methods used by it materially affecting its assets, liabilities or business, except for such changes required by GAAP or make or change any tax election, change an annual accounting period, adopt or change any accounting method, file any amended income, franchise or other material tax returns, enter into any closing or similar agreement, settle or consent to any tax claim, or consent to any extension or waiver of the limitation period applicable to any tax claim;

•	neither Orbitz nor its subsidiaries will pay, discharge or satisfy any claims, liabilities or obligations (whether absolute, accrued, contingent or otherwise), in excess of $5,000,000 or greater; provided, however, that with respect to any claims, liabilities or obligations in excess of $1,000,000, Orbitz will (A) subject to applicable law, take into account the integration plans and strategy for the combined businesses and (B) with respect to claims, liabilities or obligations in excess of $3,000,000, obtain the consent of Cendant (such consent not to be unreasonably withheld) prior to taking any action with respect thereto; provided, however, that Cendant’s consent will be required to take certain actions if such actions require consent from Orbitz’s board of directors pursuant to Orbitz’s bylaws;

•	neither Orbitz nor its subsidiaries will adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Orbitz or its subsidiaries (other than the Merger); and

•	neither Orbitz nor its subsidiaries will enter into any written agreement, contract, commitment or arrangement to do any of the foregoing, or authorize, recommend, propose, in writing or announce an intention to do any of the foregoing.

Subject to applicable law, following the date of the Merger Agreement, except in connection with the payment of invoices or other ordinary course business or correspondence consistent with past practice and not in connection with the modification, amendment or waiver of any material term thereof, Orbitz has agreed not to initiate, or to respond to, any written correspondence with the applicable counterparty (or any of its affiliates) in connection with any of agreements set forth on Schedule 5.1 of the Merger Agreement, without first obtaining the prior approval of Cendant. Orbitz will not, and will cause its affiliates not to, without the written consent of Cendant:

•	enter into any new agreement that:

•	contains geographical restrictions;

•	requires Orbitz to display travel products and services in an unbiased manner;

•	relates to global distribution services, electronic reservation switch services or reservation systems; or

•	contains an exclusivity obligation or a minimum purchase threshold, guarantee or requirement in excess of $1,000,000, and, in either case, a term in excess of one year that cannot be terminated without cause within 90 days; or

•	modify, amend or terminate, any agreement set forth on Schedule 5.1 or any of Orbitz’s existing agreements described in the immediately preceding bullet.

No Solicitation.    From the date of the Merger Agreement until the effective time of the Merger or, if earlier, the termination of the Merger Agreement in accordance with its terms, Orbitz has agreed that it will not, and will cause all its subsidiaries and its and their respective officers, directors, employees, investment bankers, attorneys and accountants, and will use commercial best efforts to cause its and such subsidiaries’ other agents (collectively, “Representatives”) not to, directly or indirectly:

•	solicit, initiate, encourage or facilitate (including by way of furnishing non-public information), the making or submission of any proposal that constitutes, or may reasonably be expected to result in, an Acquisition Proposal (as defined below);

•	solicit or encourage any inquiries that may relate to an Acquisition Proposal;

•	participate or engage in any discussions or negotiations with, or disclose or provide any non-public information or data relating to Orbitz or its subsidiaries or afford access to the properties, books or records or employees of Orbitz or its subsidiaries to, any person (or group of persons) other than Cendant and its subsidiaries (any such person and its representatives (excluding Orbitz’s representatives in their capacity as such), a “Third Party”) relating to an Acquisition Proposal; or

•	subject to certain limitations, enter into any definitive agreement (or letter of intent) with respect to any Acquisition Proposal or requiring Orbitz to abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement.

Orbitz has further agreed that it will, and will cause its subsidiaries and its and their respective Representatives to, immediately cease and terminate any existing solicitation, discussion, activity or negotiation with any Third Party conducted prior to the date of the Merger Agreement by Orbitz, its subsidiaries or their respective Representatives with respect to any Acquisition Proposal.

Notwithstanding the restrictions described above, if, at any time prior to acceptance for payment of Shares in the Offers, Orbitz receives an unsolicited bona fide written proposal from a Third Party relating to an Acquisition Proposal (under circumstances in which Orbitz has complied in all material respects with its obligations above) and the board of directors of Orbitz concludes in good faith (after consultation with its financial advisors and outside counsel) that such Acquisition Proposal is, or is reasonably likely to result in, a Superior Proposal (as defined below), Orbitz and its representatives may, subject to its giving Cendant prior notice, furnish information with respect to Orbitz and its subsidiaries to any third party relating to Orbitz or any of its subsidiaries or afford access to such third party to the non-public properties, books or records or employees of Orbitz or its subsidiaries, in each case pursuant to a customary confidentiality agreement containing terms no less restrictive than the terms of the Confidentiality Agreement (described below). However, unless such proposal contains a price per Share and/or exchange ratio (or a range thereof, provided that the lowest price specified therein exceeds the price per Share paid in the Offers (in the case of an exchange ratio, which is based upon the closing trading price of the shares of common stock of such Third Party, calculated at the applicable exchange ratio on the trading date preceding the receipt by Orbitz of such Acquisition Proposal)), Orbitz may not provide non-public information of greater scope, area or detail to such Third Party than was provided to Cendant prior to Cendant making its proposal dated August 26, 2004, and participate in discussions or negotiations regarding such proposal or modifications thereto.

In addition to any prior notice obligations contained above, Orbitz will as promptly as practicable (and in any event within 2 business days) notify Cendant of any Acquisition Proposal or of any request for information or inquiry that would reasonably be expected to lead to a bona fide Acquisition Proposal, which notification will include the applicable written Acquisition Proposal, request or inquiry (or, if oral, the material terms and conditions of such Acquisition Proposal, request or inquiry), and the identity of the person making such Acquisition Proposal, request or inquiry. Orbitz will inform Cendant as promptly as practicable (and in any event within two business days) of any written changes in the material terms or conditions to any Acquisition Proposal received (including any change in the price, structure or form of the consideration) and, upon Cendant’s request, Orbitz will update Cendant on the general status of any ongoing discussions or negotiations regarding or relating to any Acquisition Proposal received. Orbitz will provide or make available promptly to Cendant copies of all material non-public information provided to any third party not previously provided to Cendant.

Nothing contained in the Merger Agreement will prohibit Orbitz from issuing a “stop-look-and-listen communication” pursuant to Rule 14d-9(f), taking and disclosing to its stockholders a position as required by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act or taking any action required by any order or decree of a governmental entity.

For purposes of this Offer to Purchase and the Merger Agreement:

•	“Acquisition Proposal” means any offer, proposal or indication of interest, as the case may be, by any Third Party that relates to:

•	a transaction or series of transactions (including any merger, consolidation, recapitalization, liquidation or other direct or indirect business combination) involving Orbitz or the issuance or acquisition of shares of capital stock or other equity securities of Orbitz representing 10% (in number or voting power) or more of the outstanding capital stock of Orbitz;

•	any tender or exchange offer that if consummated would result in any person, together with all affiliates thereof, beneficially owning shares of capital stock or other equity securities of Orbitz representing 10% (in number or voting power) or more of the outstanding capital stock of Orbitz; or

•	the acquisition, license, purchase or other disposition of 10% or more of the or assets (including the capital stock or assets of its subsidiaries) of Orbitz; and

•	“Superior Proposal” means any bona fide written Acquisition Proposal, except that for the purposes of this definition:

•	the applicable percentages in the first two clauses of the definition of Acquisition Proposal is more than 50% as opposed to 10%; provided that such transaction, if consummated, would also result in the applicable Third Party having the power to elect a majority of the board of directors of Orbitz immediately following consummation of such transaction; or

•	any acquisition, license, purchase or other disposition referred to in the third clause of the definition of Acquisition Proposal is for all or substantially all of the assets (including the capital stock or assets of any subsidiary) of Orbitz, which on its most recently amended or modified terms, if amended or modified, the board of directors of Orbitz determines in good faith (after consultation with its financial advisors and outside counsel), taking into account all of the terms and conditions (including, without limitation, legal and regulatory matters) of such Acquisition Proposal, if consummated, would result in a transaction that is more favorable to Orbitz’s stockholders (in their capacities as stockholders), from a financial point of view, than the transactions contemplated by the Merger Agreement.

Orbitz agrees not to release or permit the release of any person from, or to waive or permit the waiver of any provision of, and Orbitz will use its commercial best efforts to enforce or cause to be enforced, any “standstill” or similar agreement to which any of Orbitz or its subsidiaries is a party, except that Orbitz is permitted to release or permit the release of such person from any standstill obligation if Orbitz’s board of directors takes such action in the course of exercising rights under, and consistent with, the provisions in the Merger Agreement relating to a Superior Proposal. However, Orbitz will not, in any circumstance, release, or permit the release from, or waive or permit the waiver of any provision of any standstill or similar agreement the effect of which release or waiver would permit such person to effect a transaction without the approval of the independent members of Orbitz’s board of directors.

Subject to certain limitations, neither the board of directors of Orbitz nor any committee thereof will withdraw, qualify, modify or amend in any manner adverse to Cendant or to the Purchaser, the approval or recommendation by Orbitz’s board of directors or any committee thereof of the Offers, the Merger Agreement or the Merger or approve or recommend any Acquisition Proposal or cause or permit Orbitz to enter into any definitive agreement or letter of intent with respect to any Acquisition Proposal. However, such restriction will not prohibit Orbitz from publicly disclosing a Superior Proposal or modifying a recommendation of its board of directors to provide that Orbitz is unable to take a position with respect to the Offers, the Merger Agreement and the Merger in response to a Superior Proposal following delivery to Cendant of a notice of Superior Proposal with respect to such Superior Proposal.

Notwithstanding the restriction described above, if the board of directors of Orbitz or the Special Committee determines in good faith (after consultation with outside counsel) that the failure to make a change in recommendation would be inconsistent with the fiduciary duties of the board of directors of Orbitz under applicable law or if, prior to acceptance for payment of Shares in the Offers the board of directors in good faith determines to accept a Superior Proposal, in each case the board of directors of Orbitz may make a change in recommendation. If the board of directors of Orbitz or the Special Committee desires to make such a change in recommendation as a result of a Superior Proposal, such change in recommendation may only be made

•	if Orbitz has delivered to Cendant a written notice that advises Cendant that Orbitz’s board of directors has received a Superior Proposal, specifies the material terms and conditions of such Superior Proposal and identifies the person making such Superior Proposal, and if one of the following:

•	if Cendant does not make, within the two full business day period following Cendant’s receipt of a notice of Superior Proposal, a matching bid that Orbitz’s board of directors determines in good faith (after consultation with its financial advisors and outside counsel) to be as favorable to Orbitz’s stockholders as the Superior Proposal to which the notice of Superior Proposal applies;

•	if after Cendant has made a matching bid within the two full business day period referenced above, such Acquisition Proposal to which the notice of Superior Proposal applied has been or is modified or amended, and Orbitz’s board of directors in good faith determines that the Acquisition Proposal, as so modified or amended, is a Superior Proposal, Cendant does not make within the two business days following Cendant’s receipt of a notice of Superior Proposal (as revised to reflect such Superior Proposal) a matching bid that Orbitz’s board of directors determines in good faith (after consultation with its financial advisors and outside counsel) to be as favorable to Orbitz’s stockholders as the Superior Proposal to which the notice of Superior Proposal applies; or

•	if Orbitz’s board of directors has elected, following receipt of any initial matching bid from Cendant, to establish a deadline (the “Final Deadline”) for the submission of final proposals from both Cendant and the Third Party making such Superior Proposal (which Final Deadline will be not less than three nor more than seven business days after notice of such deadline is delivered to Cendant (the “Final Notice Deadline”), and which Final Deadline Notice will in no event be made no later than 24 hours following receipt by Orbitz of Cendant’s initial matching bid) and following receipt of such final proposal Cendant has not submitted a final proposal as of the Final Deadline that Orbitz’s board of directors determines in good faith (after consultation with its financial advisors and outside counsel) to be as favorable to Orbitz’s stockholders as the final proposal submitted by such Third Party as of the Final Deadline.

Notwithstanding the foregoing, Orbitz will not be entitled to enter into any definitive agreement (or letter of intent) with respect to a Superior Proposal unless the Merger Agreement has been or concurrently is terminated by Orbitz due to a change in recommendation and Orbitz has paid or concurrently with such termination pays Cendant $40,570,000 as a termination fee.

Indemnification and Insurance.    For a period of six years after the effective time of the Merger, the Surviving Corporation (or any successor to the Surviving Corporation) will indemnify, defend and hold harmless the past and present officers and directors of Orbitz and its subsidiaries as provided in the terms of Orbitz’s certificate of incorporation and bylaws and under any agreements as in effect on the date of the Merger Agreement (provided, that the Surviving Corporation’s obligation to pay any amount in settlement is conditioned upon such settlement being effected with the written consent of Cendant, which consent will not unreasonably be withheld) arising out of or in connection with actions or omissions occurring at or prior to the effective time of the Merger, whether or not asserted prior to such time, (including acts or omissions occurring in connection with the approval of the Merger Agreement and the transactions contemplated thereby and the consummation of such transactions). However, in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification (including advancement of expenses) in respect of any such claim or claims will continue until disposition of any and all such claims.

The Surviving Corporation (or any successor to the Surviving Corporation) will advance expenses (including legal fees and expenses) incurred in the defense of any claim, action, suit, proceeding or investigation with respect to any matters subject to indemnification hereunder pursuant to the procedures set forth, and to the extent provided in Orbitz’s certificate of incorporation or bylaws or its indemnification agreements; provided, however, that any person to whom expenses are advanced undertakes, to the extent required by the DGCL, to repay such advanced expenses if it is ultimately determined that such person is not entitled to indemnification.

Cendant or the Surviving Corporation will maintain and extend all existing officers’ and directors’ liability insurance (“D&O Insurance”) (but only with respect to the “Side A” coverage for covered persons where the existing policies also include coverage for Orbitz) for a period of not less than six years after the effective time of the Merger with respect to claims arising in whole or in part from facts or events that actually or allegedly occurred on or before the effective date of the Merger, including in connection with the approval of the Merger Agreement and the transactions contemplated thereby. Cendant may substitute therefor policies of substantially equivalent coverage and amounts containing terms no less favorable to the covered person. If the existing D&O Insurance expires or is terminated or cancelled during the relevant period through no fault of Cendant or the Surviving Corporation, then Cendant or the Surviving Corporation will obtain substantially similar D&O Insurance; however, in no event will Cendant be required to pay aggregate premiums for insurance in excess of 300% of the aggregate premiums paid by Orbitz in 2004 on an annualized basis for such purpose (the “Average Premium”). If Cendant or the Surviving Corporation is unable to obtain the amount of insurance required for such aggregate premium, Cendant or the Surviving Corporation will obtain as much insurance as can be obtained for aggregate premiums not in excess of 300% of the Average Premium. In lieu of the foregoing, Orbitz may elect to obtain prepaid policies prior to the effective time of the Merger, which policies provide the covered persons with D&O Insurance coverage of equivalent amount and on at least as favorable terms as that provided by Orbitz’s current D&O Insurance for an aggregate period of at least six years with respect to claims arising from facts or events that occurred on or before the effective time of the Merger, including, without limitation, in connection with the approval of the Merger Agreement and the transactions contemplated thereby; provided, that the aggregate premium for such prepaid policies will not exceed 300% of the Average Premium. If such prepaid policies have been obtained prior to the effective time of the Merger, Cendant will, and will cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the obligations thereunder. Orbitz and its subsidiaries will consult with Cendant in connection with the purchase or acquisition of any D&O Insurance and Orbitz and its subsidiaries will not purchase or acquire any D&O Insurance without first consulting with Cendant.

For a period of six years after the effective time of the Merger, the certificate of incorporation and bylaws of the Surviving Corporation will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of covered persons than are currently set forth in Orbitz’s certificate of incorporation and bylaws. Indemnification agreements with covered persons in existence on the date of the Merger Agreement that survive the Merger will continue in full force and effect in accordance with their terms. Cendant will not permit the Surviving Corporation to distribute or dispose of assets in a manner that would render the Surviving Corporation unable to satisfy its indemnification obligations under the Merger Agreement.

If the Surviving Corporation or any or its successors or assigns consolidates with or merges into any other person and will not be the continuing or surviving corporation or entity of such consolidation or merger or transfers all or substantially all of its properties and assets to any person, then and in each such case, proper provision will be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, will assume all of the applicable obligations set forth in the Merger Agreement and described above.

The covered persons (and their successors and heirs) are intended third party beneficiaries of the D&O Insurance provisions in the Merger Agreement, and such provision will not be amended in a manner that is adverse to such covered persons or terminated without the consent of such covered persons affected thereby.

Confidentiality; Access to Information.    Except as required pursuant to any existing confidentiality agreement or obligation entered into prior to the date of the Merger Agreement by Orbitz or any of its subsidiaries in the ordinary course of business consistent with past practice (other than confidentiality agreements entered into in connection with any Acquisition Proposal), a summary of the material terms of which will be provide by Orbitz to Cendant upon any request for information by Cendant that is subject to such confidentiality agreement, and subject to applicable law or decree, from the date of the Merger Agreement until the closing of the Merger, Orbitz has agreed that it will, and will cause its subsidiaries to:

•	give Cendant, its officers and a reasonable number of its employees and its authorized representatives, upon reasonable prior notice to Orbitz, reasonable access during normal business hours to Orbitz’s agreements, books, records, analysis, projections, plans, personnel, offices and other facilities and properties of Orbitz and its subsidiaries and, subject to customary reasonable request, their accountants and accountants’ work papers; and

•	furnish Cendant on a timely basis with such financial and operating data and other information with respect to the business and properties and agreements of Orbitz and its subsidiaries as Cendant may from time to time reasonably request and use commercial best efforts to make available at reasonable times during normal business hours to the officers, employees, accountants, counsel, financing sources and other representatives of Cendant the appropriate individuals (including management personnel, attorneys, accountants and other professionals) for discussion of Orbitz’s business, properties, prospects and personnel as Cendant may reasonably request.

The parties to the Merger Agreement have agreed to comply with, and to use commercial best efforts to cause their respective representatives to comply with, all of their obligations under the Confidentiality Agreement.

Orbitz has agreed that, as soon as practicable after the execution of the Merger Agreement, Orbitz will permit Cendant to implement an interface to Orbitz’s financial reporting system which will allow the transfer of general ledger data to Cendant’s financial reporting system (the “Reporting System”). Access to the Reporting System will be provided by Cendant’s financial reporting staff and the tasks necessary to complete the interface to the Reporting System will be led by Cendant’s accounting staff, with the necessary assistance from Orbitz’s accounting staff and other technical staff, if necessary, at no cost to Orbitz and provided that neither such installment nor the operation or use by Cendant of the Reporting System will interfere with or disrupt the normal operation of Orbitz’s business or its financial reporting system or violate any applicable software licenses. Cendant will provide the necessary Reporting System software to be installed on a computer in Orbitz’s accounting department. The information retrieved from Orbitz’s financial reporting system will be made available only to the Office of Corporate Controller of Cendant. Cendant will not use such information other than for diligence purposes of assessing the financial condition of Orbitz and its subsidiaries for purposes of the transactions contemplated by the Merger Agreement, and will not share, provide or sell the information for any commercial purpose (other than the transactions contemplated by the Merger Agreement) to any third party or use the information in any manner that could reasonably be considered a restraint on competition or result in a violation of any applicable laws.

No investigation conducted before the date of the Merger Agreement or conducted pursuant to the Merger Agreement will affect any representation or warranty made by the parties under the Merger Agreement.

Public Disclosure.    So long as the Merger Agreement is in effect, neither Orbitz nor Cendant, nor any of their respective controlled affiliates, will issue or cause the publication of any press release or other announcement with respect to the Offers, the Merger or the Merger Agreement without the prior consent of the other party, except as such party reasonably believes, after receiving the advice of outside counsel, is required by law or by any listing agreement with or listing rules of a national securities exchange or trading market in which event such party will, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other parties to review and comment upon such press release or other announcement and will give due consideration to all reasonable additions, deletions or changes suggested thereto.

Consents and Approvals; State Takeover Laws.    Subject to certain limitations, each of Orbitz and Cendant has agreed to use its commercial best efforts to:

•	take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under any applicable law or otherwise to consummate and make effective the transactions contemplated by the Merger Agreement as promptly as practicable;

•	obtain from any governmental entities any consents, licenses, permits, waivers, clearances approvals, authorizations or orders required to be obtained or made by Cendant or Orbitz or any of their respective subsidiaries, or avoid any action or proceeding by any governmental entity (including, without limitation, those in connection with the HSR Act), in connection with the authorization, execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby;

•	make or cause to be made the applications or filings required to be made by Cendant or Orbitz or any of their respective subsidiaries under or with respect to the HSR Act or any other applicable laws in connection with the authorization, execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby, and pay any fees due of it in connection with such applications or filings, as promptly as is reasonably practicable, and in any event within ten business days after the date hereof;

•	comply at the earliest practicable date with any request under or with respect to the HSR Act and any such other applicable laws for additional information, documents or other materials received by Cendant or Orbitz or any of their respective subsidiaries from the Federal Trade Commission or the Department of Justice or any other governmental entity in connection with such applications or filings or the transactions contemplated by the Merger Agreement; and

•	coordinate and cooperate with, and give due consideration to all reasonable additions, deletions or changes suggested by the other party in connection with, making (1) any filing under or with respect to the HSR Act or any such other applicable laws and (2) any filings, conferences or other submissions related to resolving any investigation or other inquiry by any such governmental entity. Each of Orbitz and Cendant will, and will cause their respective affiliates to, furnish to the other party all information necessary for any such application or other filing to be made in connection with the transactions contemplated by the Merger Agreement.

Each of Orbitz and Cendant has agreed to promptly inform the other of any communication with, and any proposed understanding, undertaking or agreement with, any governmental entity regarding any such application or filing. If a party intends to independently participate in any meeting with any governmental entity in respect of any such filings, investigation or other inquiry, then such party will give the other party reasonable prior notice of such meeting. The parties will coordinate and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party in connection with all meetings, actions and proceedings under or relating to any such application or filing.

Each of Orbitz and Cendant has agreed to give (or will cause their respective subsidiaries to give) any notices to third parties, and use, and cause their respective subsidiaries to use, commercial best efforts to obtain any third party consents, necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement, required to be disclosed in Orbitz’s disclosure schedule to the Merger Agreement or the Cendant disclosure schedule to the Merger Agreement, as applicable, or required to prevent a Company Material Adverse Effect (as defined below) from occurring prior to or after the consummation of the Offers; provided, however, that Orbitz and Cendant will coordinate and cooperate in determining whether any actions, notices, consents, approvals or waivers are required to be given or obtained, or should be given or obtained, from parties to any material agreements of Orbitz in connection with consummation of the transactions contemplated by the Merger Agreement and seeking any such actions, notices, consents, approvals or waivers. In the event that either party will fail to obtain any third party consent described above, such party will use commercial best efforts, and will take any such actions reasonably requested by the other party hereto, to mitigate any adverse effect upon Orbitz and Cendant, their respective subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result after the consummation of the Offers, from the failure to obtain such consent.

From the date of the Merger Agreement until the consummation of the Offers, each of Cendant and Orbitz has agreed to promptly notify the other in writing of any pending or, to the knowledge of Cendant or Orbitz (as the case may be), threatened action, suit, arbitration or other proceeding or investigation by any governmental entity or any other person challenging or seeking material damages in connection with the transactions contemplated by the Merger Agreement or seeking to restrain or prohibit the consummation of the transactions contemplated by the Merger Agreement or otherwise limit in any material respect the right of Cendant or any of its subsidiaries to own or operate all or any portion of the businesses or assets of Orbitz or any of its subsidiaries.

If any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a governmental entity challenging the transactions contemplated by the Merger Agreement as violative of any applicable law, each of Orbitz and Cendant will, and will cause their respective affiliates to, cooperate and use their commercial best efforts to contest and resist, except insofar as Orbitz and Cendant may otherwise agree, any such action or proceeding, including any action or proceeding that seeks a temporary restraining order or preliminary injunction that would prohibit, prevent or restrict consummation of the transactions contemplated by the Merger Agreement.

Nothing contained in the Merger Agreement will give Cendant or the Purchaser, directly or indirectly, the right to control or direct the operations of Orbitz prior to the consummation of the Offers. Prior to the consummation of the Offers, Orbitz will exercise, consistent with the terms and conditions of the Merger Agreement, control and supervision over its business operations.

Notwithstanding the other provisions of the Merger Agreement, in connection with the receipt of any necessary governmental approvals or clearances (including under the HSR Act), neither Cendant nor Orbitz is required to sell hold separate or otherwise dispose of or conduct their business in a specified manner, or agree to sell, hold separate or otherwise dispose of or conduct their business in a specified manner, or permit the sale, holding separate or other disposition of, any assets of Cendant, Orbitz or their respective subsidiaries or the conduct of their business in a specified manner.

If any state takeover statute becomes or is deemed to become applicable to Orbitz, the Offers, the acquisition of Shares pursuant to the Offers, or the Merger, then Orbitz’s board of directors will, in the case of Section 203 of the DGCL, take all action necessary and, in the case of any other state takeover statute, use its commercial best efforts, to render such statute inapplicable to the foregoing.

Notification.    Orbitz will give prompt notice to Cendant and the Purchaser, and Cendant and the Purchaser will give prompt notice to Orbitz, of:

•	the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, would be likely to cause any conditions described in Section 14—“Certain Conditions of the Offers” to be unsatisfied in any material respect at any time from the date of the Merger Agreement to the date the Purchaser purchases Shares pursuant to the Offers (except to the extent it refers to a specific date); and

•	any material failure of Orbitz, the Purchaser or Cendant, as the case may be, or any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any such notice will not limit or otherwise affect the remedies available hereunder to the party receiving such notice or the representations or warranties of the parties or the conditions to the obligations of the parties to the Merger Agreement.

Employee Benefits.    Cendant will cause the Surviving Corporation and each of its subsidiaries, for a period commencing at the effective time of the Merger and ending twelve months thereafter, to maintain and perform in accordance with their respective terms any severance arrangement or policy of Orbitz set forth on Orbitz’s schedules to the Merger Agreement. Cendant will, or will cause the Surviving Corporation to, maintain and perform in accordance with their respective terms Orbitz’s annual or incentive bonus programs or arrangements for the 2004 fiscal year listed in Orbitz’s schedules to the Merger Agreement.

Cendant will cause the Surviving Corporation to honor in accordance with their terms the employment agreements set forth on Orbitz’s schedules to the Merger Agreement.

Cendant will cause the Surviving Corporation and each of its subsidiaries, for the period commencing at the effective time of the Merger and ending twelve months thereafter, to maintain for Company Employees (as defined below) in the aggregate compensation levels (such term to include salary, bonus opportunities and commissions) and benefits (other than equity-based benefits and compensation) that in the aggregate are not materially less favorable than the overall compensation levels and benefits (other than equity-based benefits and compensation) maintained for and provided to such Company Employees immediately before the effective time of the Merger.

As of and after the effective time of the Merger, Cendant will, or will cause the Surviving Corporation to, give Company Employees full credit for purposes of eligibility and vesting and for purposes of determining the level of benefits under any employee compensation and incentive plans, benefit (including vacation) plans, programs, policies and arrangements (other than benefit accruals under defined benefit pension plans and benefits under retiree medical plans) maintained for the benefit of Company Employees as of and after the effective time of the Merger by Cendant, its subsidiaries and their predecessor entities to the same extent recognized by Orbitz immediately before the effective time of the Merger. With respect to each employee benefit plan maintained, sponsored by or contributed to by Cendant that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA) the Cendant or its subsidiaries will (i) cause there to be waived any pre-existing condition or eligibility limitations to the extent waived under the corresponding benefit plan immediately prior to the effective time of the Merger and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, Company Employees under the corresponding benefit plan immediately before the effective time of the Merger.

For purposes of the Merger Agreement, “Company Employees” means individuals who are, as of the effective time of the Merger, employees of Orbitz or any of its subsidiaries. Orbitz has previously delivered to Cendant a list of each individual who would be a Company Employee if the effective time of the Merger occurred on the date of the Merger Agreement and the current rate of base salary and target bonus for each such employee.

Bankruptcy Court Approval.    Orbitz, the Purchaser and Cendant will use their commercial best efforts to facilitate, and cooperate with the applicable bankruptcy courts to obtain, any approvals required by such courts in connection with the transactions contemplated by the Merger Agreement.

Limitation on Amendments and Waivers to Certain Stockholder Agreements.    Pursuant to the Merger Agreement, without the prior consent of Orbitz, Cendant and the Purchaser will not enter into any amendment to or waive any provision of any Stockholder Agreement with any Stockholder (other than Jeffrey G. Katz) which:

•	is not agreed or consented to by the other Stockholders (other than Jeffrey G. Katz); and

•	if entered into and not consented to by any other Stockholder (other than Jeffrey G. Katz) would entitle such other Stockholder to terminate the Stockholder Agreement to which it is a party.

Orbitz has acknowledged and agreed that no amendment to any Stockholder Agreement with any Stockholder (other than Jeffrey G. Katz) will be deemed an amendment or waiver for purposes of the foregoing provision unless it satisfies the requirements of the applicable Stockholder Agreement (relating to the form and other requirements for amendments thereto, including the execution of any amendment by certain specified authorized officers of Cendant).

Representations and Warranties.    Pursuant to the Merger Agreement, Orbitz has made customary representations and warranties to Cendant and the Purchaser with respect to, among other things, its organization, standing and power; its capitalization; its authority relative to the transactions contemplated by the Merger Agreement; the validity of the Merger Agreement, approvals by its board of directors; the vote of its stockholders required to approve the Merger; consents and approvals necessary for it to consummate the transactions contemplated by the Merger Agreement; its financial statements and public filings; the conduct of its business; its liabilities; litigation involving it; its employee benefit plans and employees; its taxes; its material contracts; its real and personal property; potential conflicts of interest; its technology and intellectual property; its labor matters; its legal compliance; the information contained in any proxy statement (and any amendment or supplement) relating to any meeting of its stockholders in connection with the Merger; the information contained herein and provided to it for its inclusion in its Schedule 14D-9; the opinion of its financial advisor; its insurance; its brokers’ fees; its personnel; its business relationships; its protection of private matters; and the absence of any other agreements in connection with the transactions contemplated by the Merger Agreement.

Certain representations and warranties in the Merger Agreement made by Orbitz are qualified as to “materiality”, “Company Material Adverse Change” or “Company Material Adverse Effect.” For purposes of the Merger Agreement and these Offer to Purchase, the terms “Company Material Adverse Change” and “Company Material Adverse Effect” mean any fact(s), change(s), event(s), development(s) or circumstance(s) which, individually or in the aggregate, would be reasonably expected:

•	to have a material adverse effect on the business, financial condition or results of operations of Orbitz and its subsidiaries, taken as a whole; or

•	to prevent the consummation by Orbitz of any of Offers and the Merger;

•	for purposes of this definition:

•	any adverse effect resulting from any seasonal reduction in revenues or earnings that is of a magnitude consistent with prior periods;

•	changes in the United States economy, financial markets, political or regulatory conditions generally;

•	changes in any of the industries in which the business of Orbitz and/or its subsidiaries is conducted (including, without limitation, online travel, offline travel, leisure travel or corporate travel), in each case, which do not disproportionately affect Orbitz as compared to others in such industries in any material respect;

•	the announcement of the Offers or the Merger or other communication of Cendant regarding the plans or intentions of Cendant with respect to the conduct of the business or assets of Orbitz or its subsidiaries;

•	changes in any laws applicable to Orbitz or its subsidiaries after the date of the Merger Agreement which do not disproportionately affect Orbitz as compared to others in such industries in any material respect;

•	changes in GAAP after the date of the Merger Agreement;

•	any actions taken, or failures to take action, or such other effects, changes or occurrences to which Cendant has consented in writing; or

•	any terrorist activities or material worsening of war or armed hostilities if the effect thereof would reasonably be expected to be transitory;

will be disregarded in determining whether there has been a Company Material Adverse Effect or Company Material Adverse Change;

•	however, the effects of terrorist activities (other than those reasonably expected to be transitory), material worsening of war or armed hostility or other national or international calamity will not be regarded as changes for purposes of the events to be so disregarded relating to changes in the United States economy and in the industries in which the business of Orbitz and its subsidiaries is conducted.

Pursuant to the Merger Agreement, Cendant and the Purchaser have made customary representations and warranties to Orbitz with respect to, among other things, their organization, standing and power; their authority relative to the transactions contemplated by the Merger Agreement; the validity of the Merger Agreement; approvals by their boards of directors; the vote of their stockholders required to approve the Merger; third party consents and approvals necessary for them to consummate the transactions contemplated by the Merger Agreement; litigation involving them; information that each of Cendant and the Purchaser may provide in any proxy statement (and any amendment or supplement) relating to any meeting of its stockholders in connection with the Merger; information that each of Cendant and the Purchaser has provided in the Offers documents filed by Cendant and the Purchaser in accordance with the Exchange Act; the Purchaser’s financial ability to consummate the Offers and the Purchaser; Cendant and their affiliates and associates not being an “interested stockholder” within the meaning of Section 203 of the DGCL; and the absence of any other agreements in connection with the transactions contemplated by the Merger Agreement.

None of the representations and warranties contained in the Merger Agreement or in any schedule, instrument or other document delivered pursuant to the Merger Agreement will survive the effective time of the Merger. Such limit does not apply to any covenant or agreement of the parties which by its terms contemplates performance after the effective time of the Merger.

Termination; Fees.    The Merger Agreement may be terminated and the transactions contemplated by the Merger Agreement may be abandoned at any time before the effective time of the Merger, whether before or after stockholder approval thereof:

•	by mutual written consent of Cendant and Orbitz;

•	by Cendant:

•	if a court of competent jurisdiction or other governmental entity has issued a final, non-appealable order, decree or ruling or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Merger Agreement or any of the Stockholder Agreements or the granting of any approvals required by the affirmative vote of the holders of (1) a majority of the Shares, voting together as a single class, and (2) any approval required by Section 8.2(a) of Orbitz’s certificate of incorporation (which requires the consent of two-thirds of the Class B Common Stock for any merger of Orbitz), Section 8.2(b) of Orbitz’s certificate of incorporation (which requires the consent of two-thirds of the series of Class B Common Stock for any transaction between Orbitz and holders of shares of Class B Common Stock involving a merger, acquisition, consolidation, reorganization, issuance of securities, sale of assets or similar transaction) and 8.2(c) of Orbitz’s certificate of incorporation (which requires the unanimous consent of the Class B Common Stock for the merger of Orbitz with any person who (or whose affiliates) displays airline fares on a website in other than an unbiased manner) such that the conditions set forth on the Merger Agreement will not be capable of being satisfied; or

•	if prior to acceptance for payment of Shares pursuant to the Offers there has occurred a Company Material Adverse Change or a Company Material Adverse Effect;

•	by either Cendant or Orbitz:

•	if prior to acceptance for payment of Shares pursuant to the Offers, if there has been a breach by the other party of any representation, warranty, covenant or agreement set forth in the Merger Agreement, which breach will result in any condition described in Section 14—“Certain Conditions of the Offers” not being satisfied (and such breach is not reasonably capable of being cured and such condition is not reasonably capable of being satisfied within 20 days after the receipt of notice thereof by the defaulting party from the non-defaulting party); or

•	if acceptance for payment of Shares pursuant to the Offers has not occurred by December 31, 2004; provided that such date will be extended to January 31, 2005 if all conditions to the Offers other than the litigation condition, the governmental approval condition, the stockholder approval condition or the HSR condition described in Annex I to the Merger Agreement have been or are reasonably capable of being satisfied at the time of such extension and will be extended to April 30, 2005 if all conditions to the Offers other than the HSR condition or the litigation condition (to the extent relating solely to antitrust and competition law matters) have been or are capable of being satisfied at the time of such extension (such date, as it may be extended, is referred to as the “Drop Dead Date”). The right to terminate the Merger Agreement pursuant to this provision will not be available to any party whose failure to fulfill any obligation or whose breach of representation or warranty under the Merger Agreement has been the cause of, or resulted in, the failure of the acceptance for payment of Shares pursuant to the Offers to have occurred by such date;

•	by Cendant, at any time prior to the acceptance for payment of the Shares pursuant to the Offers, if:

•	the board of directors of Orbitz, or any committee thereof, has made a change in their recommendation; or

•	Orbitz has breached any of its obligations under the provisions governing non-solicitation, Acquisition Proposals, Superior Proposals and board recommendations in the Merger Agreement in any material respect;

•	by Cendant, if the Offers have expired without acceptance for payment of Shares thereunder (including as a result of the failure to satisfy the governmental approval condition), other than as a result of a breach by the Purchaser of its obligations under this Offer to Purchase or under the Merger Agreement;

•	by Orbitz upon a change in recommendation by its board of directors in order to enter into a definitive agreement with respect to a Superior Proposal; provided, however, that, prior to Orbitz’s termination of the Merger Agreement, Orbitz has complied with the non-solicitation and change of board recommendations provisions in the Merger Agreement; provided, further, that, Orbitz is deemed to be in compliance with such sections if a breach of such sections by Orbitz or its Representatives is immaterial and unintentional and does not relate to the party who made such Superior Proposal;

•	by Orbitz, if the Purchaser has failed to commence the Offers as provided in the Merger Agreement or if the Offers have terminated or expired without acceptance for payment of Shares. The right to terminate the Merger Agreement pursuant to this condition due to the Purchaser’s failure to commence the Offers will not be available to Orbitz prior to December 31, 2004 if its failure to fulfill any obligation or breach of representation or warranty under the Merger Agreement has been the cause of, or resulted in, the failure of the commencement of the Offers or of the acceptance for payment of Shares thereunder;

•	by Cendant, if within ten business days following the date hereof, United has not filed a motion in the Bankruptcy Court seeking the United Bankruptcy Court Approval; and

•	by Cendant, prior to the acceptance of Shares pursuant to the Offers, if any of the Stockholder Agreements is terminated by the Stockholder that is a party thereto or is otherwise not in effect such that the governmental approval condition described in Annex I to the Merger Agreement would not be satisfied.

The Merger Agreement will terminate automatically if any Stockholder (other than Jeffrey G. Katz) terminates the Stockholder Agreement to which such Stockholder is a party in accordance with the terms thereof.

Effect of Termination.    In the event of the termination of the Merger Agreement pursuant to its terms, written notice thereof will be given to the other party or parties specifying the provision of the Merger Agreement pursuant to which such termination is made, and the Merger Agreement will become null and void and there will be no liability on the part of Cendant, the Purchaser, Orbitz, or any of their respective affiliates, subject to certain limitations described in the Merger Agreement. However, nothing in the Merger Agreement will relieve any party from liability for any willful breach representations and warranties, or material breach of any covenant or agreement contained in the Merger Agreement.

If any of the following events occurs:

•	Cendant terminates the Merger Agreement because Orbitz’s board of directors withdrew, qualified, modified, or amended its approval or recommendation in a manner adverse to Cendant;

•	Orbitz terminates the Merger Agreement because Orbitz’s board of directors withdrew, qualified, modified, or amended its approval or recommendation in order to enter into a Superior Proposal; or

•	Cendant terminates the Merger Agreement because the Offers have expired without acceptance for payment of Shares thereunder, other than as a result of a breach by the Purchaser, or because United failed to seek and obtain the United Bankruptcy Court Approval and, following the date of the Merger Agreement but prior to such termination, an Acquisition Proposal is publicly made and not withdrawn (which Acquisition Proposal provides Orbitz’s stockholders an equal or higher price per share than the Offers Price) and a definitive agreement with respect to such Acquisition Proposal has been entered into within nine months after termination of the Merger Agreement;

then Orbitz will pay to Cendant promptly, but in no event later than two business days after the date of such termination (unless such termination is pursuant to the termination provision in the Merger Agreement relating to a change in recommendation by Orbitz’s board of directors as a result of a Superior Proposal, in which case payment is a condition to such termination), a termination fee of $40,570,000 (the “Termination Fee”). Except to the extent required by applicable law, Orbitz will not withhold any withholding taxes on any payment.

Cendant and the Purchaser agree that the payment set forth in the Merger Agreement, if such payment is payable and is actually paid, shall be the sole and exclusive remedy of Cendant and the Purchaser upon the termination of the Merger Agreement, by Cendant or by Orbitz, due to Orbitz’s board of directors’ making a change in recommendation, to enter into a definitive agreement with respect to a Superior Proposal or, subject to certain exceptions, if the Offers have expired without acceptance for payment of Shares thereunder.

Fees and Expenses.    Except as expressly set forth in the Merger Agreement, all fees, costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such fees, costs and expenses except that each of Orbitz and Cendant will pay one-half of the expenses related to any filing made under the HSR Act.

Stockholder Agreements

The following summary of certain provisions of the Stockholder Agreements is qualified in its entirety by reference to the Stockholder Agreement, dated September 29, 2004, by and among American Airlines, Inc., Cendant and the Purchaser (the “American Stockholder Agreement”), the Stockholder Agreement, dated September 29, 2004, by and among Continental Airlines, Inc., Cendant and the Purchaser (the “Continental Stockholder Agreement”), the Stockholder Agreement, dated September 29, 2004, by and among Delta Air Lines, Inc., Cendant and the Purchaser (the “Delta Stockholder Agreement”), the Stockholder Agreement, dated September 29, 2004, by and among Northwest Airlines, Inc., Cendant and the Purchaser (the “Northwest Stockholder Agreement”) and the Stockholder Agreement, September 29, 2004, by and among United, Cendant and the Purchaser (the “United Stockholder Agreement”), the Stockholder Agreement, dated September 29, 2004, by and among Jeffrey G. Katz, Cendant and the Purchaser (as amended, the “Katz Stockholder Agreement”), Amendment No. 1 to Stockholder Agreement, dated October 6, 2004, by and among Jeffrey G. Katz, Cendant and the Purchaser (the “Katz Amendment”), each of which is incorporated herein by reference and copies of which have been filed with the SEC as Exhibits (d)(2), (d)(3), (d)(4), (d)(5), (d)(6), (d)(7) and (d)(8) to the Schedule TO, respectively. Each of the Stockholder Agreements, other than the United Stockholder Agreement and the Katz Stockholder Agreement, are substantially identical in all material respects. Except as described below, the United Stockholder Agreement and the Katz Stockholder Agreement are substantially identical to the other Stockholder Agreements. Except as described below with respect to the Katz Amendment, the material terms of the Katz Stockholder Agreement, with respect to Mr. Katz’s obligations to tender his Shares and the grant to Cendant of a proxy to vote his Shares are substantially identical to such terms in the other Stockholder Agreements (except as indicated below with respect to United). Stockholders and other interested parties should read the Stockholder Agreements in their entirety for a more complete description of the provisions summarized below.

As a condition and inducement to the willingness of Cendant and the Purchaser to enter into the Merger Agreement, each of the Stockholders entered into Stockholder Agreements with Cendant and the Purchaser which collectively provide for the irrevocable tender (subject to the withdrawal rights described below) into the Offers of all Shares held by the Stockholders (other than, in the case of Jeffrey G. Katz, 50,001 restricted shares of Class A Common Stock), which represent all of the outstanding shares of Class B Common Stock and 61% of the outstanding Shares on a fully-diluted basis and approximately 95% of the voting power of Orbitz as of September 24, 2004, and, in addition, require that the Stockholders irrevocably tender Shares acquired after the date of the Stockholder Agreements. Shares subject to the Stockholder Agreements must be validly tendered into the Offers, free and clear of all encumbrances (other than certain permitted encumbrances) promptly following, and in any event no later than the first business day following the commencement of the Offers (or in the case of United, following the United Bankruptcy Court Approval). Each of the Stockholders may withdraw its Shares from the Class B Offer only following the termination of the Stockholder Agreement to which such holder is a party. Pursuant to the Katz Stockholder Agreement, Jeffrey G. Katz has agreed to irrevocably tender into the Class A Offer all shares of Class A Common Stock of which he is the record and beneficial owner, free and clear of all encumbrances.

Prior to the termination of the relevant Stockholder Agreement and except as otherwise provided therein, each of the Stockholders will not, and will cause each of their subsidiaries not to:

•	transfer, assign, sell, gift-over, pledge or otherwise dispose (whether by sale, liquidation, dissolution, dividend or distribution) of, create or suffer to exist any encumbrances (other than permitted encumbrances) on or consent to any of the foregoing, any or all of such Stockholder’s Shares or any right or interest therein;

•	enter into any contract, option or other agreement, arrangement or understanding with respect to any transfer described in the immediately preceding bulleted subparagraph;

•	grant any proxy, power-of-attorney or other authorization or consent with respect to any of such Stockholder’s Shares with respect to any matter that is, or that is reasonably likely to be exercised in a manner, inconsistent with the transactions contemplated by the Merger Agreement or the provisions thereof;

•	deposit any of the Shares subject to the relevant Stockholder Agreement into a voting trust, or enter into a voting agreement or arrangement with respect to such Shares;

•	voluntarily convert any of such Stockholder’s shares of Class B Common Stock into shares of Class A Common Stock or take any action that would cause the conversion of such Stockholder’s shares of Class B Common Stock into shares of Class A Common Stock; or

•	knowingly, directly or indirectly, take or cause the taking of any other action, subject to certain limitations, that would restrict, limit or interfere with the performance of such Stockholder’s obligations under the relevant Stockholder Agreement or the transactions contemplated thereby, excluding any bankruptcy filing.

Immediately following execution of the Merger Agreement, each Stockholder, except Jeffrey G. Katz, delivered to Orbitz a written consent approving the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement and Stockholder Agreements. Each Stockholder acknowledged in the relevant Stockholder Agreement that such consent was (subject, in the case of United’s Stockholder Agreement, to the United Bankruptcy Court Approval), effective immediately and irrevocable with respect to such Stockholder for purposes of Section 8.2(a) of Orbitz’s certificate of incorporation (which requires the consent of two-thirds of the shares of Class B Common Stock for any merger of Orbitz), Section 8.2(b) of Orbitz’s certificate of incorporation (which requires the consent of two-thirds of the series of Class B Common Stock for any transaction between Orbitz and holders of shares of Class B Common Stock involving a merger, acquisition, consolidation, reorganization, issuance of securities, sale of assets or similar transaction), Section 8.2(c) of Orbitz’s certificate of incorporation (which requires the unanimous consent of the shares of Class B Common Stock for the merger of Orbitz with any person who, or whose affiliates, displays airline fares on a website in other than an unbiased manner) and Section 228 of the DGCL (relating to action by written consent of stockholders in lieu of a meeting). If the Merger Agreement has not been terminated by the 60th day after the date of the each Stockholder Agreement, the United Bankruptcy Court Approval has not be obtained by such date, and the approval by such Stockholder of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement continues to be required pursuant to Section 8.2(c) of Orbitz’s certificate of incorporation, each Stockholder agreed to promptly re-deliver to Orbitz a written consent approving the Merger, the Merger Agreement and the transactions contemplated thereby for purposes of Section 8.2(c) of Orbitz’s certificate of incorporation. In addition, to the extent required under the terms of the Orbitz Stockholders Agreement (as defined below) each Stockholder consented in its Stockholder Agreements to the actions taken by the other Stockholders under their respective Stockholder Agreements.

Subject to certain limitations in the Stockholder Agreements, concurrently with the execution of the Stockholder Agreements, the Stockholders and Orbitz have each executed a waiver which provides that all of the provisions of Orbitz’s Amended and Restated Stockholders Agreement, dated December 19, 2003, as amended by Amendment No. 1 to the Amended and Restated Stockholder Agreement dated April 14, 2004 (the “Orbitz Stockholders Agreement”) are waived in their entirety with respect to the Merger Agreement, the Stockholder Agreements and the consummation of the transactions contemplated thereby.

Without limiting each Stockholder’s right to vote their Shares in their sole discretion, each Stockholder granted to, and appointed, Cendant and its designees as such Stockholder’s proxy and attorney-in-fact (with full power of substitution), to attend any meeting of the stockholders of Orbitz on behalf of such Stockholder, to include such Stockholder’s Shares in any computation for purposes of establishing a quorum at any meeting of stockholders of Orbitz, and to vote, or grant a consent or approval in respect of, all Shares beneficially owned or controlled by such Stockholder, in connection with any meeting of the stockholders of Orbitz or any action by written consent in lieu of a meeting of stockholders of Orbitz (i) in favor of the Merger or any other transaction pursuant to which Cendant proposes to acquire Orbitz, whether by tender offer or merger in which stockholders of Orbitz would receive cash consideration per Share equal to or greater than the consideration to be received by such stockholders in the Offers and the Merger and otherwise on the same terms and/or (ii) against any action or agreement which would in any material respect impede, interfere with or prevent the Merger, including, but not limited to, any other extraordinary corporate transaction, including, a merger, acquisition, sale, consolidation, reorganization or liquidation involving Orbitz and a third party, or any other proposal of a third party to acquire Orbitz or all or substantially all of the assets of Orbitz. Since granting proxies requires the consent of all stockholder parties to the Orbitz Stockholder Agreement, these proxies will become effective only upon obtaining United Bankruptcy Court Approval.

Concurrently with the execution of each Stockholder Agreement, each Stockholder, except Jeffrey G. Katz, delivered the resignation of its director designee to Orbitz’s board of directors, such resignation to be effective upon the purchase and payment in full for such Stockholder’s Shares by the Purchaser in the Class B Offer.

The Stockholder Agreements also provide that each Stockholder will notify Cendant and the Purchaser if any Acquisition Proposals or related information requests are received by such Stockholder. The Stockholder Agreements further provide that each Stockholder will cease any existing activities, discussions, negotiations or communications with any parties with respect to any Acquisition Proposal. In addition, each Stockholder agreed not to initiate, solicit, encourage or facilitate any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal, enter into any agreement (other than a confidentiality agreement) with respect to any Acquisition Proposal except in connection with a Superior Proposal if, with respect to such Superior Proposal, Orbitz enters into an agreement pursuant to the Merger Agreement (which exception does not apply to

Jeffrey G. Katz) or enter into any negotiations or discussions with any person relating to any unsolicited Acquisition Proposal. Notwithstanding the foregoing, the Stockholders (other than Jeffrey G. Katz) may enter into discussions or agreements consistent with Orbitz’s rights under the non-solicitation and change in recommendation provisions of the Merger Agreement.

Subject to certain limitations, each of the Stockholder Agreements (except for the Katz Stockholder Agreement, which termination provision is described below), and all rights and obligations of the parties thereunder, will terminate among others, in the following circumstances:

•	upon termination of the Merger Agreement;

•	at the election of a Stockholder, following termination of the Class B Offer if the Purchaser has not accepted the Shares for payment in the Offers; or

•	at the election of a Stockholder, if acceptance for payment of, and prompt payment for, the Shares pursuant to the Offers has not occurred following December 31, 2004; provided, however, that such date (x) will be extended to January 31, 2005 if all conditions to the Offers other than the Litigation Condition (which results in an injunction), the Governmental Approval Condition, the Stockholder Approval Condition or the HSR Condition have been or are reasonably capable of being satisfied at the time of such extension and (y) shall be extended to April 30, 2005 if all conditions to the Offers other than the HSR Condition or the Litigation Condition (to the extent relating solely to antitrust and competition law matters) have been or are capable of being satisfied at the time of such extension;

In addition, each Stockholder may terminate such party’s Stockholder Agreement, withdraw the tender of their Shares into the Class B Offer and have no further obligations under the Stockholder Agreement if there is a Material Change (as defined below) to the Merger Agreement or the Offers without such Stockholder’s consent. “Material Change” means (i) an amendment to or waiver of any provision of the Merger Agreement that (w) reduces the price paid per Share in the Offers or changes the form of consideration to be paid in the Class B Offer or any other amendment to or waiver of the Merger Agreement that is economically detrimental to the Stockholder; however, if such other amendment or waiver does not also reduce the price paid per Share in the Offers or change the form of consideration to be paid in the Class B Offer, 3 out of 5 of the holders of Class B Common Stock (including the Stockholder and the other Stockholders (except for Jeffrey G. Katz)) shall have notified Cendant that they believe such other amendment or waiver is so detrimental, (x) waives or amends Sections 1.3 (relating to directors) (but only insofar as it relates to the director appointed by Stockholder) or 7.1 (relating to conditions to each party’s obligations to effect the merger) of the Merger Agreement, (y) waives or amends Section 8.3 of the Merger Agreement (relating to termination of the Merger Agreement) or (z) modifies any defined term used in any of the provisions referred to in clauses (w), (x) or (y) above or (ii) materially modifies or waives any condition to the consummation of the Class B Offer in a manner adverse to the Stockholders.

On September 29, 2004, the parties to the tax agreement dated as of November 25, 2003 by and among Orbitz and the other parties named therein acknowledged that the correct interpretation of the tax agreement is that if Orbitz becomes a member of another affiliated group of corporations within the meaning of Section 1504(a) of the Internal Revenue Code, the tax benefits under the tax agreement would be calculated by reference to the tax liability of such other affiliated group. Pursuant to the Stockholders Agreements (other than the Katz Stockholder Agreement), effective upon the consummation of the Merger, Cendant will be deemed to have assumed all obligations of Orbitz under the tax agreement. Each Stockholder Agreement also provides that if the Purchaser consummates the Class B Offer, Cendant and the Purchaser will promptly consummate the Merger if the conditions to Cendant’s and the Purchaser’s obligations to consummate the Merger contained in the Merger Agreement are satisfied. Failure to comply with the foregoing would entitle each of the Stockholders to be restored to the conditions existing prior to the execution of the Stockholder Agreements or any other documents entered into in connection with the transactions contemplated in the Stockholder Agreements or the Merger Agreement.

Each of the Stockholder Agreements requires that any amendment, modification or waiver in accordance with one Stockholder Agreement be offered by Cendant and the Purchaser to the other Stockholders. At the option of each Stockholder, the Stockholder has the right to accept the amendment, modification or waiver or to terminate the Stockholder Agreement to which such Stockholder is a party and withdraw any Shares tendered into the Offers.

If a Stockholder Agreement is terminated, then the Stockholder party to such Stockholder Agreement agreed that it shall be restored to the conditions existing prior to the execution of such Stockholder Agreement or any other documents entered into in connection with the transactions contemplated in the Stockholder Agreements or in the Merger Agreement.

In addition to the terms and conditions described above with respect to the Stockholder Agreements generally, the United Stockholder Agreement provides that it will not become effective until the United Bankruptcy Court Approval has been obtained.

The United Stockholder Agreement also contains a covenant whereby United agreed to promptly, upon commencement of the Offers, file a motion in the Bankruptcy Court seeking the United Bankruptcy Court Approval. Such motion was filed in the Bankruptcy Court on October 1, 2004. See Section 15—“Certain Legal Matters.”

The Katz Stockholder Agreement provides that it will terminate immediately upon termination of the Merger Agreement, and does not contain the other termination provisions contained in the Stockholder Agreements with the holders of Class B Common Stock. On October 6, 2004, Jeffrey G. Katz, Cendant and the Purchasers entered into the Katz Amendment to clarify that 50,001 restricted shares of Class A Common Stock are not subject to the provisions of the Katz Stockholder Agreement relating to the irrevocable tender of Mr. Katz’s Shares in the Offers for so long as such Shares are restricted.

Confidentiality Agreement

The following summary of certain provisions of the Confidentiality Agreement (as defined below) is qualified in its entirety by reference to the Confidentiality Agreement itself, which is incorporated herein by reference and a copy of which has been filed with the SEC as Exhibit (d)(9) to the Schedule TO. Stockholders and other interested parties should read the Confidentiality Agreement in its entirety for a more complete description of the provisions summarized below.

Cendant and Orbitz entered into a confidentiality agreement on September 4, 2003 (the “Confidentiality Agreement”). The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, Cendant agreed, subject to certain exceptions, to keep confidential all non-public information, including data, reports, interpretations, documents and records containing or otherwise reflecting such information and analyses, compilations studies or other documents prepared by Cendant or others, regarding Orbitz furnished to Cendant in connection with a possible transaction involving Orbitz. Cendant further agreed to use such confidential information solely for the purpose of evaluating a possible transaction involving Cendant and Orbitz. Upon any determination by Cendant not to proceed with the contemplated transaction, Cendant must inform Orbitz and return or destroy all confidential information disclosed under the Confidentiality Agreement upon Orbitz’s request.

In addition, for a period of two years after the date of the Confidentiality Agreement, subject to certain exceptions, Cendant agreed that it and its controlled affiliates would not acquire or assist, advise or encourage any other person in acquiring, directly or indirectly, control of Orbitz or any of its securities, businesses or assets, without the prior written consent of Orbitz. The foregoing provision will not apply in the event that Orbitz enters into or publicly consents to a transaction involving a change of control of Orbitz or becomes the target of a publicly announced tender offer, subject only to customary conditions, by a third party having adequate financial resources which, if concluded, would result in a change of control of Orbitz.

On July 2, 2004, Orbitz sent a letter to Cendant requesting the return of all confidential information regarding Orbitz provided to Cendant pursuant to the Confidentiality Agreement, given the parties’ determination not to continue discussions related to a possible transaction.

Pursuant to Cendant’s request, on July 28, 2004, Orbitz sent a letter to Cendant confirming that the deadline for compliance with the July 2, 2004 request by Orbitz regarding the return of confidential information provided to Cendant pursuant to the Confidentiality Agreement had been extended until September 4, 2004. Such extension was extended for an indefinite period, subject to termination at Orbitz’s request, pursuant to correspondence between the parties, dated September 23, 2004.

14.    Certain Conditions of the Offers

Conditions of the Offers.    If in addition to the Purchaser’s right to extend and amend the Offers at any time in its sole discretion (subject to the Merger Agreement and any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act), the Purchaser will not be required to accept for payment, and may delay the acceptance for payment of any validly tendered Shares unless the Minimum Condition has been satisfied. Furthermore, notwithstanding any other provision of the Offers, subject to the provisions of the Merger Agreement and any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, the Purchaser will not be required to accept for payment or pay for any validly tendered shares if:

•	any applicable waiting period under the HSR Act has not expired or terminated prior to the termination or expiration of the Offers (the “HSR Condition”),

•	as of the termination or expiration of the Offers, there are any shares of Class B Common Stock which the Purchaser is not be permitted to accept for payment, and purchase, without the consent or approval of any governmental entity (the “Governmental Approval Condition”) and such consent or approval has not been obtained; provided, however, that the condition set forth in this bulleted subparagraph will be deemed to have been satisfied at the termination or expiration of the Offers if

•	the Stockholder Approval Condition has been satisfied and

•	all shares of Class B Common Stock (other than any single series of Class B Common Stock representing not more than 15% of the issued and outstanding Shares) will have been validly tendered in the Class B Offer and may be accepted for payment and purchased in the Offers,

•	any approval of the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement required pursuant to Sections 8.2(a), 8.2(b) and 8.2(c) of Orbitz’s certificate of incorporation (“Stockholder Consent”) has not been obtained prior to, or is not in full force and effect as of, the expiration or termination of, the Offers (the “Stockholder Approval Condition”),

•	any Stockholder (other than Jeffrey G. Katz) or creditors’ committee or United States Trustee in any bankruptcy or reorganization case under Title 11 of the United States Code (a “Bankruptcy Case”) involving a Stockholder (other than Jeffrey G. Katz), has asserted that any Stockholder Consent previously executed and delivered is not valid, binding or enforceable or that the actions purportedly authorized therein may not be taken as a result of the filing by, or against, a Stockholder of a petition for relief under title 11 of the United States Code; however, the condition set forth in this bulleted subparagraph will be deemed to have been waived by the Purchaser unless:

•	within three business days of the Purchaser acquiring knowledge that such assertion has been made, the Purchaser or Cendant will have filed in the court with jurisdiction over such Stockholder’s bankruptcy case appropriate pleadings challenging such assertion; and

•	the Purchaser will not have abandoned the challenge of such assertion

•	or any of the following events has occurred:

•	there is threatened in writing (and not withdrawn) or pending (and not withdrawn) any suit, action or proceeding by any governmental entity (the “Litigation Condition”) against the Purchaser, Cendant, Orbitz or any of its subsidiaries:

•

seeking to prohibit or impose any material limitations on Cendant’s or the Purchaser’s ownership or operation (or that of any of their respective subsidiaries or affiliates) of all or a material portion of their or Orbitz’s or its subsidiaries businesses or assets, taken as a whole, or to compel Cendant or the Purchaser or their respective subsidiaries and affiliates to dispose of, license or hold separate any material portion of the business or assets of Orbitz or Cendant and their respective subsidiaries, in each case taken as a whole, except to the extent any such suit, action or proceeding would not be reasonably expected to have a Company Material Adverse Effect;

•	challenging the acquisition by Cendant or the Purchaser of any Shares under the Offers or seeking to restrain or prohibit the making or consummation of the Offers or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement and Stockholder Agreements that, if successful, would result in the Governmental Approval Condition not being satisfied;

•	seeking to impose material limitations on the ability of the Purchaser, or render the Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offers and the Merger that, if successful, would result in the Governmental Approval Condition not being satisfied;

•	seeking to impose material limitations on the ability of the Purchaser or Cendant effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to Orbitz’s stockholders;

•	seeking to invalidate or otherwise challenging any of the actions taken by any of the Stockholders pursuant to the Stockholder Agreements or the Merger Agreement (including, without limitation, the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement and Stockholder Agreements) that, if successful, would result in the Governmental Approval Condition not being satisfied; or

•	which otherwise would have a Company Material Adverse Effect;

however, the condition to the Offers described in the immediately preceding six subparagraphs with respect to threatened (and not withdrawn) litigation shall be deemed to have been satisfied if no suit or action in respect of such threatened litigation is filed or commenced within ten business days from such written threat;

•	there is any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or which is deemed applicable pursuant to an authoritative interpretation by or on behalf of a government entity to the Offers or the Merger and which, in the case of any judgment, order or injunction, has not been withdrawn or terminated, or any other action shall be taken by any governmental entity, other than the application to the Offers or the Merger of applicable waiting periods under HSR Act, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in the immediately preceding six subparagraphs;

•	certain representations and warranties of Orbitz relating to certain subsidiaries, capitalization, due authorization of the transaction, required board approvals, required vote, certain tax matters, certain SEC filings, certain material contracts, fairness opinions relating to the transaction and brokers’ fees are not true in all material respects as of the date of such determination, except for representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time);

•	certain representations and warranties of Orbitz relating to its material contracts (other than agreements primarily for the display or placement of advertisements) that (i) requires Orbitz to display travel products and services in an unbiased, biased, or non-opaque manner or (ii) contains any exclusivity or minimum purchase threshold guarantee or requirement in excess of $1,000,000 and, in either case, a term in excess of one year and cannot be terminated without cause or penalty within 90 days are not true, if the failure of such representations and warranties to be true results from the failure to disclose any note, bond, mortgage, lien, indenture, lease, license, contract, understanding or agreement, whether oral or written, or other instrument or obligation to which Orbitz or any of its subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound which would impair in any material respects;

•	the operation of Orbitz’s business relative to the manner such business was operated prior to the date hereof; or

•	the operation of the combined businesses of Cendant and Orbitz in a manner that limits in a material manner the synergies and benefits reasonably expected to be derived by Cendant from such combined businesses;

•	except as would not, individually or in the aggregate, have a Company Material Adverse Effect, any of the representations and warranties of Orbitz contained in the Merger Agreement, other than the representations and warranties referenced in the immediately preceding two subparagraphs, are not true and correct (except with respect to certain representations and warranties relating to the absence of certain changes, without giving effect to any references to materiality or Company Material Adverse Effect contained therein) as of the date of determination, except for representations and warranties that relate to a specific date or time (which need only be true and correct, except with respect to certain representations and warranties relating to the absence of certain changes, (without giving effect to any references to materiality or Company Material Adverse Effect contained therein) as of such date);

•	after the date of the Merger Agreement, a Company Material Adverse Change occurs;

•	except as would not, individually or in the aggregate, have a Company Material Adverse Effect, Orbitz breaches or fails to perform or to comply with any agreement or covenant to be performed or complied with by it under Section 6.6(b) of the Merger Agreement (relating to obtaining third party consents for the transactions contemplated by the Merger Agreement and Stockholder Agreements);

•	Orbitz has breached or failed, in any material respect, to perform or to comply with any agreement or covenant to be performed or complied with by it under the Merger Agreement (other than the covenant referenced in the immediately preceding bulleted subparagraph) and such breach or failure is not cured;

•	the Purchaser has failed to receive a certificate executed by the Chief Executive Officer and the Chief Financial Officer of Orbitz, dated as of the scheduled expiration of the Offers, to the effect that the following conditions to the Offers have been satisfied: that there has been no Company Material Adverse Change, that Orbitz has complied with the covenant in 6.6(b) of the Merger Agreement requiring it to use commercial best efforts to obtain all third party consents, and that the Merger Agreement has not been terminated pursuant to its terms;

•	the Merger Agreement has been terminated in accordance with its terms;

•	any party to the Stockholder Agreements other than the Purchaser and Cendant has breached or failed to perform any of its covenants or agreements under the Stockholder Agreement to which it is a party or breached any of its representations and warranties contained in such Stockholder Agreement, or any Stockholder Agreement (or any obligation contained therein) is not valid, binding and enforceable (including by reason of a Stockholder filing, or having filed against it, a petition for relief under title 11 of the United States Code), except for such breaches or failures or failures to be valid, binding and enforceable that would not result in the Minimum Condition and the Governmental Approval Condition not being satisfied;

•	any of the Stockholder Agreements has been terminated and such termination would result in the Governmental Approval Condition not being satisfied;

•	the Bankruptcy Court for the Northern District of Illinois (Eastern Division) will not have issued an order that has become a Final Order (as defined below) authorizing

•	United to execute, deliver, and perform under the Stockholder Agreement (including to approve the Merger pursuant thereto) to which United is a party, the Stockholders Consent executed and delivered by United and the Company Stockholders Agreement Waiver executed by United and

•	subject to the terms of the United Stockholder Agreement, United to irrevocably tender and sell its Shares pursuant to the Offer and Stockholder Agreement, in form and substance satisfactory to Parent and the Purchaser.

“Final Order” for purposes of this Offer to Purchase means an order or judgment of the Bankruptcy Court for the Northern District of Illinois (Eastern Division) as to which (a) the time to appeal, petition for certiorari, or motion for reargument or rehearing has expired and as to which no appeal, petition for certiorari, or move for reargument or rehearing will then be pending or (b) in the event that an appeal, writ of certiorari, reargument or rehearing thereof has been sought, such order of the Bankruptcy Court will have been affirmed by the highest court to which such order was appealed, or certiorari has been denied, or from which reargument or rehearing was sought, and the time to take any further appeal, petition for certiorari or move for reargument or rehearing will have expired; provided, however, that no order will fail to be a Final Order solely because of the possibility that a motion pursuant to Rule 60 of the Federal Rules of Civil Procedure or Rule 7024 of the Federal Rules of Bankruptcy Procedure may be filed with respect to such order, as long as such a motion has not actually been filed; or

•	there has been any Change in Tax Law (as defined below) that will materially increase the risk that the IPO Exchange (as defined in Orbitz’s 2003 Annual Report filed on Form 10-K) will not:

•	be treated as a fully taxable transaction under Section 1001 of the Code; or

•	result in Orbitz’s adjusted tax basis of the membership interests of Orbitz, LLC (contributed to Orbitz on December 19, 2003) being equal to the fair market value of such membership interests on December 19, 2003.

“Change in Tax Law” means (i) any amendment to the Code or final or temporary regulations promulgated under the Code, (ii) a decision by any court or (iii) a revenue ruling, revenue procedure, notice, or announcement, which (as the case may be) is enacted, promulgated, issued or announced after the date of the Merger Agreement.

The foregoing conditions are for the sole benefit of Cendant and the Purchaser, may be asserted by Cendant or the Purchaser regardless of the circumstances giving rise to such condition, and may be waived by Cendant or the Purchaser in whole or in part at any time and from time to time and in the sole discretion of Cendant or the Purchaser, subject in each case to the terms of the Merger Agreement. The failure by Cendant or the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and, each such right will be deemed an ongoing right that may be asserted at any time and from time to time. Notwithstanding the foregoing, if Cendant or the Purchaser waive any condition with respect to the Class B Offer, Cendant and the Purchaser will be deemed to have waived such conditions with respect to the Class A Offer, and vice versa. Under no circumstances will the Purchaser accept for payment any validly tendered (i) shares of Class B Common Stock unless Cendant and the Purchaser concurrently accept for payment any validly tendered shares of Class A Common Stock and (ii) shares of Class A Common Stock unless Cendant and the Purchaser concurrently accept for payment any validly tendered shares of Class B Common Stock (and Cendant and the Purchaser will be deemed to have accepted for payment such shares of Class A Common Stock or Class B Common Stock, as the case may be, immediately upon acceptance for payment of any such shares of Class B Common Stock or Class A Common Stock, as the case may be). Cendant and the Purchaser will not be permitted to waive the condition relating to termination of the Merger Agreement without the prior approval of Orbitz’s board of directors (including the approval of a majority of the Independent Directors).

15.    Certain Legal Matters

Except as described in this Section 15—“Certain Legal Matters,” based on information provided by Orbitz, none of Orbitz, the Purchaser or Cendant is aware of any license or regulatory permit that appears to be material to the business of Orbitz that might be adversely affected by the Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority that would be required for the acquisition and ownership of Shares by the

Purchaser as contemplated herein. Should any such approval or other action be required, the Purchaser and Cendant presently contemplate that such approval or other action will be sought, except as described below under “State Takeover Laws.” While, except as otherwise described in this Offer to Purchase, the Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offers pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to Orbitz’s business or that certain parts of Orbitz’s business might not have to be disposed of or other substantial conditions complied with in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchaser could decline to accept for payment or pay for any Shares tendered. See Section 14—“Certain Conditions of the Offers” for certain conditions of the Offers, including conditions with respect to governmental actions.

State Takeover Statutes.    A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States (the “Supreme Court”) invalidated on constitutional grounds the Illinois Business Takeover statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

Cendant and the Purchaser do not believe that the antitakeover laws and regulations of any state will by their terms apply to the Offers and the Merger, and neither Cendant nor the Purchaser has attempted to comply with any state antitakeover statute or regulation. Orbitz represented and warranted to Cendant and the Purchaser that certain actions taken by Orbitz’s board of directors constitute approval of the Offers, the Merger and each other transaction contemplated by the Merger Agreement by the Orbitz board of directors under Section 203 of the DGCL, and that no other state takeover statute is applicable to the Offers, the Merger or any other transaction contemplated by the Merger Agreement. The Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offers, the Merger or any other transaction contemplated by the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offers is intended as a waiver of such right. If it is asserted that any state antitakeover statute is applicable to the Offers, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offers, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offers or may be delayed in consummating the Offers. In such case, the Purchaser may not be obligated to accept for payment, or pay for, any Shares tendered pursuant to the Offers. See Section 14—“Certain Conditions of the Offers.”

Antitrust.    The Offers and the Merger are subject to the HSR Act, which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have been satisfied.

Pursuant to the HSR Act, on October 1, 2004, each of Cendant and Orbitz filed a Notification and Report Form for Certain Mergers and Acquisitions in connection with the purchase of the Shares pursuant to the Offers and the Merger with the Antitrust Division and the FTC. Cendant and Orbitz have made such filings on the basis of the Merger and, accordingly, the filings will be subject to a 30-day initial waiting period, for which early termination has been requested. Under the provisions of the HSR Act applicable to the Offers and the Merger, the waiting period under the HSR Act applicable to the purchase of the Shares pursuant to the Offers and the Merger will expire at 11:59 p.m., New York City time, on November 1, 2004, unless early termination of the waiting period is granted. However, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material from Cendant or Orbitz. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the thirtieth day after substantial compliance by Cendant and Orbitz with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Cendant. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. The Purchaser need not accept for payment Shares tendered pursuant to the Offers unless and until the waiting period requirements imposed by the HSR Act with respect to the Offers have been satisfied. See Section 14—“Certain Conditions of the Offers.”

The FTC and the DOJ frequently scrutinize the legality under the Antitrust Laws (as defined below) of transactions such as the Purchaser’s acquisition of Shares pursuant to the Offers and the Merger. At any time before or after the Purchaser’s acquisition of Shares, either or both the DOJ or the FTC could take such action under the Antitrust Laws as it or they deems or deem necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offers or otherwise seeking divestiture of Shares acquired by the Purchaser or divestiture of substantial assets of Cendant or its subsidiaries. Private parties, as well as state governments, may also bring legal action under the Antitrust Laws under certain circumstances. Based upon an examination of information provided by Orbitz relating to the businesses in which Cendant and Orbitz are engaged, Cendant and the Purchaser believe that the acquisition of Shares by the Purchaser will not violate the Antitrust Laws. Nevertheless, there can be no assurance that a challenge to the Offers or other acquisition of Shares by the Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. See Section 14—“Certain Conditions of the Offers” for certain conditions of the Offers, including conditions with respect to litigation and certain government actions.

As used in this Offer to Purchase, “Antitrust Laws” shall mean and include the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

United Bankruptcy Court Approval.    On October 1, 2004, United and its related debtors and debtors-in-possession filed a motion in the Bankruptcy Court seeking the Bankruptcy Court Approval and other related relief. The deadline to object to such motion is October 8, 2004 and the hearing date is expected to be October 15, 2004.

Federal Reserve Board Regulations.    Regulations G, U and X (the “Margin Regulations”) of the Federal Reserve Board restrict the extension or maintenance of credit for the purpose of buying or carrying margin stock, including the Shares, if the credit is secured directly or indirectly by margin stock. Such secured credit may not be extended or maintained in an amount that exceeds the maximum loan value of all the direct and indirect collateral securing the credit, including margin stock and other collateral. All financing for the Offers has been structured so as to be in full compliance with the Margin Regulations.

16.    Fees and Expenses

Except as set forth below, neither Cendant nor the Purchaser will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the Offers.

CSFB and Merrill Lynch have acted as financial advisors to Orbitz and the Special Committee, respectively, in connection with this transaction. Orbitz has agreed to pay each of CSFB and Merrill Lynch customary compensation for their respective services as financial advisor and will reimburse each of CSFB and Merrill Lynch for their respective reasonable out-of-pocket expenses incurred in connection with their respective engagement as a financial advisor. Orbitz has also agreed to indemnify each of CSFB and Merrill Lynch and related persons against certain liabilities and expenses in connection with their respective engagement as financial advisor, including certain liabilities and expenses under federal securities laws.

Citigroup has acted as a financial advisor to Cendant in connection with this transaction and is acting as Dealer Manager in connection with the Offers. Cendant has agreed to pay Citigroup customary compensation for its services and will reimburse Citigroup for its reasonable out-of-pocket expenses incurred in connection with its engagement as a financial advisor and Dealer Manager. Cendant has also agreed to indemnify Citigroup and related persons against certain liabilities and expenses in connection with its engagement as financial advisor and Dealer Manager, including certain liabilities and expenses under federal securities laws.

The Purchaser has retained Mellon Investor Services LLC to act as the Depositary in connection with the Offers. Such firm will receive reasonable and customary compensation for its services. The Purchaser has also agreed to reimburse such firm for certain reasonable out-of-pocket expenses and to indemnify such firm against certain liabilities in connection with its services, including certain liabilities under federal securities laws.

The Purchaser has retained Georgeson Shareholder Communications Inc. to act as the Information Agent in connection with the Offers. Such firm will receive reasonable and customary compensation for its services. The Purchaser has also agreed to reimburse such firm for certain reasonable out-of-pocket expenses and to indemnify such firm against certain liabilities in connection with its services, including certain liabilities under federal securities laws.

The Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Information Agent) for making solicitations or recommendations in connection with the Offers. Brokers, dealers, banks and trust companies will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17.    Miscellaneous

The Offers are being made to all holders of Shares other than Orbitz. The Purchaser is not aware of any jurisdiction in which the making of the Offers or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If the Purchaser becomes aware of any jurisdiction in which the making of the Offers would not be in compliance with applicable law, the Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, the Purchaser cannot comply with any such law, the Offers will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to be made on behalf of the Purchaser by Citigroup or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF CENDANT OR THE PURCHASER NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

Cendant and the Purchaser have filed with the SEC the Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with the exhibits thereto, furnishing certain additional information with respect to the Offers, and may file amendments thereto. In addition, Orbitz has filed the Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits thereto, setting forth its recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, may be examined and copies may be obtained in the manner set forth in Section 8—“Certain Information Concerning Orbitz.”

Robertson Acquisition Corporation,

a wholly owned subsidiary of

Cendant Corporation

October 6, 2004

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

CENDANT AND THE PURCHASER

The names of the directors and executive officers of Cendant Corporation and Robertson Acquisition Corporation and their present principal occupations or employment and material employment history for the past five years are set forth below. Unless otherwise indicated, each director and executive officer has been so employed for a period in excess of five years. Unless otherwise indicated, each individual is a citizen of the United States, his business address is 9 West 57th Street, New York, New York 10019.

Cendant Corporation

Name	Position and Principal Occupation
Henry R. Silverman	Chairman, Chief Executive Officer and President of Cendant
James E. Buckman	Vice Chairman, General Counsel and Director of Cendant
Stephen P. Holmes	Vice Chairman, Chairman and Chief Executive Officer, Hospitality Services Division and Director of Cendant
Ronald L. Nelson	Chief Financial Officer and Director of Cendant
Samuel L. Katz	Senior Executive Vice President, Chairman and Chief Executive Officer, Travel Distribution Services Division and Co-Chairman, Marketing Services Division of Cendant
Kevin M. Sheehan	Senior Executive Vice President and Chairman and Chief Executive Officer, Vehicle Services Division of Cendant
Richard A. Smith	Senior Executive Vice President and Chairman and Chief Executive Officer, Real Estate Franchise and Operations Division of Cendant
Thomas D. Christopoul	Senior Executive Vice President and Co-Chairman and Chief Executive Officer, Marketing Services Division of Cendant
Scott E. Forbes	Senior Executive Vice President and Group Managing Director of Cendant Europe, Middle East and Africa
Virginia M. Wilson	Executive Vice President and Chief Accounting Officer of Cendant
Myra J. Biblowit	Director of Cendant; President, The Breast Cancer Research Foundation
Leonard S. Coleman	Director and Chairman of the Compensation Committee of Cendant; Senior Advisor, Major League Baseball
Martin L. Edelman	Director of Cendant; Of Counsel, Paul Hastings Janofsky & Walker
George Herrera	Director of Cendant; Chair of the Congressional Hispanic Caucus, Corporate America Task Force Advisory Committee
Cheryl D. Mills	Director of Cendant; Senior Vice President for Operations and Administration of New York University
The Right Honourable Brian Mulroney	Director of Cendant; Senior Partner, Ogilvy Renault
Robert E. Nederlander	Director and Chairman of the Corporate Governance Committee of Cendant; President, Nederlander Organization, Inc.
Robert W. Pittman	Director of Cendant; Member, Pilot Group Manager LLC and Pilot Group LP
Pauline D.E. Richards	Director of Cendant; Director of Development, Saltus Grammar School
Sheli Z. Rosenberg	Director of Cendant; Vice Chairwoman, Equity Group Investments, Inc.
Robert F. Smith	Director and Chairman of the Audit Committee of Cendant; Chairman of the Board, American Remanufacturers Inc.

Mr. Silverman has been Chief Executive Officer and President and a Director of Cendant since December 1997 as well as Chairman of the Board of Directors and the Executive Committee since July 1998. Mr. Silverman was Chairman of the Board, Chairman of the Executive Committee and Chief Executive Officer of HFS Incorporated (“HFS”) from May 1990 until December 1997.

Mr. Buckman has been a Vice Chairman since November 1998 and General Counsel and a Director of Cendant since December 1997. Mr. Buckman was a Senior Executive Vice President of Cendant from December 1997 until November 1998. Mr. Buckman was the Senior Executive Vice President, General Counsel and Assistant Secretary of HFS from May 1997 to December 1997, a Director of HFS since June 1994 and Executive Vice President, General Counsel and Assistant Secretary of HFS from February 1992 to May 1997.

Mr. Holmes has been a Vice Chairman and Director of Cendant and Chairman and Chief Executive Officer of the Hospitality Services Division of Cendant since December 1997. Mr. Holmes was Vice Chairman of HFS from September 1996 until December 1997 and was a Director of HFS from June 1994 until December 1997. From July 1990 through September 1996, Mr. Holmes served as Executive Vice President, Treasurer and Chief Financial Officer of HFS.

Mr. Nelson has been a Director since April 2003 and Chief Financial Officer since May 2003. From April 2003 to May 2003, Mr. Nelson was Senior Executive Vice President, Finance. From November 1994 until March 2003, Mr. Nelson was Co-Chief Operating Officer of DreamWorks SKG. Prior thereto, he was Executive Vice President, Chief Financial Officer and a Director at Paramount Communications, Inc., formerly Gulf+Western Industries, Inc.

Mr. Katz has been Senior Executive Vice President since July 1999, Chairman and Chief Executive Officer, Travel Distribution Services Division since April 2001 and Co-Chairman of the Financial Services Division (now known as the Marketing Services Division) since March 2003. In addition, he also served as the Chief Executive Officer of the Financial Services Division from March 2003 until October 2003 and Chief Strategic Officer from July 2001 until April 2003. From January 2001 to July 2001, Mr. Katz was Senior Executive Vice President—Strategic and Business Development and from January 2000 to January 2001, Mr. Katz was Senior Executive Vice President and Chief Executive Officer of Cendant Internet Group. Mr. Katz was Senior Executive Vice President, Strategic Development from July 1999 to January 2000, Executive Vice President, Strategic Development from April 1998 until July 1999, and Senior Vice President, Acquisitions from December 1997 to March 1998. Mr. Katz was Senior Vice President, Acquisitions of HFS from January 1996 to December 1997. From June 1993 to December 1995, Mr. Katz was Vice President of Dickstein Partners Inc., a private investment firm.

Mr. Sheehan has been Senior Executive Vice President since March 2001 and Chairman and Chief Executive Officer of the Vehicle Services Division since March 2003. In addition, from March 2001 until May 2003, he served as Chief Financial Officer. From August 1999 to February 2001, Mr. Sheehan was President—Corporate and Business Affairs and Chief Financial Officer of Avis Group Holdings, Inc. and a Director of that company since June 1999. From December 1996 to August 1999, Mr. Sheehan was Executive Vice President and Chief Financial Officer of Avis Group Holdings, Inc. He served as Executive Vice President and Chief Financial Officer of Avis Rent A Car Systems, Inc. from December 1996 until March 2001 and of PHH Corporation, a wholly owned subsidiary of Cendant, from June 1999 until March 2001. From September 1996 to September 1997, Mr. Sheehan was a Senior Vice President of HFS.

Mr. Richard Smith has been Senior Executive Vice President since September 1998 and Chairman and Chief Executive Officer of the Real Estate Division (now known as the Real Estate Franchise and Operations Division) since December 1997. Mr. Smith was President of the Real Estate Division of HFS from October 1996 to December 1997 and Executive Vice President of Operations for HFS from February 1992 to October 1996.

Mr. Christopoul has been Senior Executive Vice President since April 2000 and Co-Chairman and Chief Executive Officer, Financial Services Division (now known as the Marketing Services Division) since

October 2003. From April 2000 to October 2003, he served as Chief Administrative Officer. From January 2000 to April 2000, Mr. Christopoul was President, Cendant Membership Services. From October 1999 to January 2000, Mr. Christopoul was Executive Vice President, Corporate Services. From April 1998 to October 1999, he was Executive Vice President, Human Resources, and from December 1997 until April 1998, Mr. Christopoul was Senior Vice President, Human Resources. He was Senior Vice President, Human Resources of HFS from October 1996 until December 1997 and Vice President Human Resources of HFS from October 1995 until October 1996. Prior to HFS, Mr. Christopoul held a number of executive positions with Nabisco, Inc. and Pepsi Cola Company.

Mr. Forbes has been Senior Executive Vice President and Group Managing Director of Cendant Europe, Middle East and Africa since December 2000 and Executive Vice President and Group Managing Director of Cendant Europe from November 1998. Mr. Forbes was Executive Vice President, Finance of Cendant and Chief Accounting Officer from April 1998 to November 1998. From December 1997 until April 1998 and from August 1993 until December 1997, Mr. Forbes was Senior Vice President Finance of Cendant and HFS, respectively. From July 1990 until August 1993, Mr. Forbes was Vice President and Corporate Controller of HFS.

Ms. Wilson has been Executive Vice President and Chief Accounting Officer since September 2003. From October 1999 until August 2003, she served as Senior Vice President and Controller for MetLife, Inc., a provider of insurance and other financial services. From 1996 until 1999, Ms. Wilson served as Senior Vice President and Controller for Transamerica Life Companies, an insurance and financial services company.

Ms. Biblowit has been a Director since April 2000. Since April 2001, Ms. Biblowit has been President of The Breast Cancer Research Foundation. From July 1997 until March 2001, she served as Vice Dean for External Affairs for the New York University School of Medicine and Senior Vice President of the Mount Sinai-NYU Health System. From June 1991 to June 1997, Ms. Biblowit was Senior Vice President and Executive Director of the Capital Campaign for the American Museum of Natural History.

Mr. Coleman has been a Director since December 1997, Chairman of the Compensation Committee since June 2000 and Presiding Director at executive sessions of the Board since February 2003. Mr. Coleman was a Director of HFS from April 1997 until December 1997. Mr. Coleman is presently a Senior Advisor to Major League Baseball. Mr. Coleman was President of The National League of Professional Baseball Clubs from 1994 to 1999, having previously served since 1992 as Executive Director, Market Development of Major League Baseball.

Mr. Edelman has been a Director since December 1997 and was a Director of HFS from November 1993 until December 1997. Mr. Edelman has been Of Counsel to Paul, Hastings, Janofsky & Walker, a New York City law firm, since June 2000. Mr. Edelman was a partner with Battle Fowler, which merged with Paul Hastings, Janofsky & Walker, from 1972 through 1993 and was Of Counsel to Battle Fowler from 1994 until June 2000.

Mr. Herrera has been a Director since January 2004. From August 1998 to January 2004, Mr. Herrera served as President and Chief Executive Officer of the United States Hispanic Chamber of Commerce. Mr. Herrera served as President of David J. Burgos & Associates, Inc. from December 1979 until July 1998.

Ms. Mills has been a Director since June 2000. Ms. Mills has been Senior Vice President and Counselor for Operations and Administration for New York University since May 2002. From October 1999 to November 2001, Ms. Mills was Senior Vice President for Corporate Policy and Public Programming of Oxygen Media, Inc. From 1997 to 1999, Ms. Mills was Deputy Counsel to the former President of the United States, William J. Clinton. From 1993 to 1996, Ms. Mills also served as Associate Counsel to the President.

Mr. Mulroney has been a Director since December 1997 and served as a Director of HFS from April 1997. Mr. Mulroney was Prime Minister of Canada from 1984 to 1993 and is currently Senior Partner in the Montreal-based law firm, Ogilvy Renault.

Mr. Nederlander has been a Director since December 1997 and Chairman of the Corporate Governance Committee since October 2002. Mr. Nederlander was a Director of HFS from July 1995 to December 1997. Mr. Nederlander has been President and/or Director since November 1981 of the Nederlander Organization, Inc., owner and operator of legitimate theaters in the City of New York. Since December 1998, Mr. Nederlander has been a managing partner of the Nederlander Company, LLC, operator of legitimate theaters outside the City of New York. Mr. Nederlander was Chairman of the Board of Riddell Sports, Inc. (now known as Varsity Brands, Inc.) from April 1988 to September 2003. He has been a limited partner and a Director of the New York Yankees since 1973. Mr. Nederlander has been President of Nederlander Television and Film Productions, Inc. since October 1985 and was Chairman of the Board and Chief Executive Officer of Mego Financial Corp. from January 1988 to January 2002.

Mr. Pittman has been a Director since December 1997 and a Director of HFS from July 1994 until December 1997. Mr. Pittman is a member of and an investor in, respectively, Pilot Group Manager LLC and Pilot Group LP, a private investment partnership. From May 2002 to July 2002, Mr. Pittman served as Chief Operating Officer of AOL Time Warner, Inc. He also served as Co-Chief Operating Officer of AOL Time Warner prior to assuming these responsibilities. From February 1998 until January 2001, Mr. Pittman was President and Chief Operating Officer of America Online, Inc., a provider of internet online services.

Ms. Richards has been a Director since March 2003. Since November 2003, Ms. Richards has been Director of Development at the Saltus Grammar School, the largest private school in Bermuda. From January 2001 until March 2003, Ms. Richards served as Chief Financial Officer of Lombard Odier Darier Hentsch (Bermuda) Limited in Bermuda, a trust company business. From January 1999 until December 2000, she was Treasurer of Gulfstream Financial Limited, a stock brokerage company. From January 1999 to June 1999, Ms. Richards served as a consultant to Aon Group of Companies, Bermuda, an insurance brokerage company, after serving in different positions from 1988 through 1998. These positions included Controller, Senior Vice President and Group Financial Controller and Chief Financial Officer.

Ms. Rosenberg has been a Director since April 2000. From January 2000 to September 2003, Ms. Rosenberg served as Vice Chairwoman of Equity Group Investments, Inc., a privately held investment company. From October 1994 to December 1999, Ms. Rosenberg was President and Chief Executive Officer of Equity Group Investments, Inc.

Mr. Robert Smith has been a Director since December 1997 and Chairman of the Audit Committee since June 2000. Mr. Smith was a Director of HFS from February 1993 until December 1997. Since September 2003, Mr. Smith has served as the Chairman of the Board of American Remanufacturers Inc., a Chicago, Illinois automobile parts remanufacturer in which Mr. Smith has an equity interest. From February 1999 to September 2003, Mr. Smith served as Chief Executive Officer of Car Component Technologies, Inc., an automobile parts remanufacturer located in Bedford, New Hampshire. Mr. Smith is the retired Chairman and Chief Executive Officer of American Express Bank, Ltd. (“AEBL”). He joined AEBL’s parent company, the American Express Company, in 1981 as Corporate Treasurer before moving to AEBL and serving as Vice Chairman and Co-Chief Operating Officer and then President prior to becoming Chief Executive Officer.

Robertson Acquisition Corporation

Name	Position and Principal Occupation
Samuel L. Katz

President and Director of the Purchaser; Senior Executive Vice President, Chairman and Chief Executive Officer, Travel Distribution Services Division and Co-Chairman, Marketing Services Division of Cendant

Ronald L. Nelson	Executive Vice President and Treasurer of the Purchaser; Chief Financial Officer and Director of Cendant
Eric J. Bock	Executive Vice President, Secretary and Director of the Purchaser; Executive Vice President, Law and Corporate Secretary of Cendant

Mr. Katz is the President and a Director of Robertson Acquisition Corporation. Mr. Katz has been Senior Executive Vice President of Cendant since July 1999, Chairman and Chief Executive Officer, Travel Distribution Services Division of Cendant since April 2001 and Co-Chairman of the Financial Services Division (now known as the Marketing Services Division) of Cendant since March 2003. In addition, he also served as the Chief Executive Officer of the Financial Services Division from March 2003 until October 2003 and Chief Strategic Officer from July 2001 until April 2003. From January 2001 to July 2001, Mr. Katz was Senior Executive Vice President—Strategic and Business Development and from January 2000 to January 2001, Mr. Katz was Senior Executive Vice President and Chief Executive Officer of Cendant Internet Group. Mr. Katz was Senior Executive Vice President, Strategic Development from July 1999 to January 2000, Executive Vice President, Strategic Development from April 1998 until July 1999, and Senior Vice President, Acquisitions from December 1997 to March 1998. Mr. Katz was Senior Vice President, Acquisitions of HFS from January 1996 to December 1997. From June 1993 to December 1995, Mr. Katz was Vice President of Dickstein Partners Inc., a private investment firm.

Mr. Nelson is the Treasurer and an Executive Vice President and Director of Robertson Acquisition Corporation. Mr. Nelson has been a Director of Cendant since April 2003 and Chief Financial Officer of Cendant since May 2003. From April 2003 to May 2003, Mr. Nelson was Senior Executive Vice President, Finance. From November 1994 until March 2003, Mr. Nelson was Co-Chief Operating Officer of DreamWorks SKG. Prior thereto, he was Executive Vice President, Chief Financial Officer and a Director at Paramount Communications, Inc., formerly Gulf+Western Industries, Inc.

Mr. Bock is the Secretary and an Executive Vice President and Director of Robertson Acquisition Corporation. Mr. Bock has been Executive Vice President, Law of Cendant since May 2002 and Corporate Secretary of Cendant since May 2000. From July 1997 until December 2000, Mr. Bock served as vice president, legal and assistant secretary of Cendant and was promoted to senior vice president in January 2000 and corporate secretary in May 2000.

ANNEX I

DELAWARE GENERAL CORPORATION LAW

APPRAISAL RIGHTS

Section 262.    Appraisal Rights.

(a)    Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)    Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

(1)    Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

(2)    Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.    Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.    Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c.    Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d.    Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs a., b. and c. of this paragraph.

(3)    In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c)    Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)    Appraisal rights shall be perfected as follows:

(1)    If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)    If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)    Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)    At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)    After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)    From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation hall have the status of authorized and unissued shares of the surviving or resulting corporation.

Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of Orbitz or his broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below.

MELLON INVESTOR SERVICES LLC

By Hand Delivery:	By Overnight Delivery:	By Mail:
120 Broadway, 13th Floor	85 Challenger Road	P.O. Box 3301
New York, New York 10271	Mail Drop-Reorg	South Hackensack,
	Ridgefield Park, New Jersey 07660	New Jersey 07606
Attn: Reorganization Dept	Attn: Reorganization Dept.	Attn: Reorganization Dept.

By Facsimile Transmission (For Eligible Institutions Only): Facsimile Transmission (201) 296-4293	To Confirm Facsimile Transmissions (For Eligible Institutions Only): Confirm Receipt of Facsimile By Telephone: (201) 296-4860

Questions and requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification on Substitute Form W-9 may be directed to the Information Agent at the location and telephone number set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offers.

The Information Agent for the Offers is:

17 State Street, 10th Floor

New York, NY 10004

Banks and Brokers call: (212) 440-9800

All others call toll free: (888) 264-6994

The Dealer Manager for the Offers is:

388 Greenwich Street

New York, New York 10013

CALL TOLL-FREE (877) 319-4978